                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                Form 20-F.    X                Form 40-F.
                           -------                        --------

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes.                          No.    X
                     -------                      --------

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            .)
                                                 ------------

            China Southern Airlines Company Limited (the "Company") on or around April 30, 2004 distributed its Annual Report, together with the Notice of Annual General Meeting, Form of Proxy for Annual General Meeting, and Reply Slip, in English and Chinese to its shareholders. A copy of each of the documents is included in this Form 6-K of the Company.

02      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

COMPANY PROFILE

China Southern Airlines Company Limited (the "Company") together with its subsidiaries (collectively, the "Group") is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2003, the Group continued to rank first among all Chinese airlines in terms of volume of passenger traffic, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet.

As of the year end of 2003, the Group operated 334 routes, of which 274 were domestic, 42 were international and 18 were Hong Kong regional. The Group operates the most extensive domestic route network among all Chinese airlines. In 2003, the Group operated an average of 4,118 landings and take-offs per week serving 94 destinations. Most of these cities served by the Group are located in commercial centres or rapidly developing economic regions in China. The Group's headquarters is located in Guangzhou, one of the gateway cities of China. Located in the rapidly developing Pearl River Delta region, Guangzhou is the transportation hub of Southern China.

In addition to its main route base in Guangzhou, the Group maintains 12 regional route bases in Zhengzhou, Wuhan, Changsha, Shenzhen, Haikou, Zhuhai, Xiamen, Fuzhou, Guilin, Shantou, Guiyang and Beihai. Most of its regional route bases are located in provincial capitals or major commercial centres in the PRC.

The Group operates a portion of its air transportation business through its subsidiaries, namely Xiamen Airlines Company Limited ("Xiamen Airlines"), Southern Airlines Group Shantou Airlines Company Limited, Guangxi Airlines Company Limited, Zhuhai Airlines Company Limited and Guizhou Airlines Company Limited (collectively, the "Airline Subsidiaries"). Each of the Airline Subsidiaries is 60%-owned by the Company.

As of 31 December, 2003, the Group operated a fleet of 132 aircraft, consisting primarily of Boeing 737-300, 737-500, 737-700, 737-800, 747-400, 757-200, 777-
200, Airbus 320-200 and 319-100 aircraft. The average age of the Group's fleet was 7.82 years as of the year end of 2003.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        03

                                                           CORPORATE INFORMATION

DIRECTORS

EXECUTIVE DIRECTORS

Yan Zhi Qing
  (Chairman of the Board of Directors)
Liu Ming Qi (Vice Chairman of the Board of Directors)
Wang Chang Shun
  (Vice Chairman of the Board of Directors, President)
Peng An Fa (Director)
Wang Quan Hua (Director)
Zhao Liu An (Director)
Zhou Yong Qian (Director)
Zhou Yong Jin (Director)
Xu Jie Bo (Director, Chief Financial Officer, Vice President)
Wu Rong Nan (Director)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Simon To
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

SUPERVISORS

Liang Hua Fu
  (Chairman of the Supervisory Committee)
Gan Yu Hua (Supervisor)
Li Qi Hong (Supervisor)

COMPANY SECRETARY

Su Liang

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Su Liang

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China

LEGAL ADVISERS TO THE COMPANY

O'Melveny & Myers LLP
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

China Securities Depository and Clearing Corporation
  Limited Shanghai Branch
727 Pu Jian Road, Shanghai
PRC

CORPORATE HEADQUARTERS

Baiyun International Airport
Guangzhou
PRC
Website: www.cs-air.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG

Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

04      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

FINANCIAL HIGHLIGHTS

The Board of Directors of the Company hereby presents below the consolidated results of the Group for the year ended 31 December, 2003, prepared in accordance with International Financial Reporting Standards ("IFRS"), together with the comparative figures for the corresponding period in 2002. The following consolidated results should be read in conjunction with the financial statements and the Report of the International Auditors contained in this annual report (the "Annual Report").

Total Revenue

2003
RMB' million

[PIE CHART]

HK regional passenger revenue         750     (4.3%)
International passenger revenue     2,018    (11.6%)
Cargo & mail                        1,955    (11.1%)
Other revenue                         505     (2.9%)
Domestic passenger revenue         12,242    (70.1%)

Passenger Traffic Capacity (Available Seat Kilometres ("ASK")

2003
ASK million

[PIE CHART]

HK regional                     1,347          (3.3%)
International                   6,930         (17.0%)
Domestic                       32,590         (79.7%)

Passenger Traffic (Revenue Passenger Kilometres ("RPK")

2003
RPK million

[PIE CHART]

HK regional                       778         (2.9%)
International                   4,315        (16.4%)
Domestic                       21,294        (80.7%)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                     FOR THE YEAR ENDED 31 DECEMBER,                    2003 vs 2002
                                                                                                          Increase/
                                            2003             2002             2003              2003      (decrease)
                                          RMB'000           RMB'000         HK$'000            US'000        %
--------------------------------------------------------------------------------------------------------------------
Operating revenue:
Passenger                                15,009,885       15,695,622       14,084,531        1,813,511       (4.4)
Cargo and mail                            1,954,915        1,786,270        1,834,395          236,195        9.4
-----------------------------------------------------------------------------------------------------------------
                                         16,964,800       17,481,892       15,918,926        2,049,706       (3.0)
Other operating revenue                     505,323          536,728          474,170           61,053       (5.9)
-----------------------------------------------------------------------------------------------------------------

Total operating revenue                  17,470,123       18,018,620       16,393,096        2,110,759       (3.0)
-----------------------------------------------------------------------------------------------------------------

Operating expenses:
Flight operations                         7,070,031        6,732,543        6,634,166          854,209        5.0
Maintenance                               2,588,613        2,333,419        2,429,026          312,759       10.9
Aircraft and traffic servicing            2,767,488        2,511,284        2,596,874          334,371       10.2
Promotion and sales                       1,480,168        1,499,587        1,388,916          178,836       (1.3)
General and administrative                1,053,319        1,060,010          988,383          127,263       (0.6)
Depreciation and amortisation             2,037,971        1,839,871        1,912,331          246,230       10.8
Other                                        16,804           15,829           15,767            2,029        6.2
-----------------------------------------------------------------------------------------------------------------

Total operating expenses                 17,014,394       15,992,543       15,965,463        2,055,697        6.4
-----------------------------------------------------------------------------------------------------------------
Operating profit                            455,729        2,026,077          427,633           55,062      (77.5)
=================================================================================================================

[LOGO]       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       05

Passenger Traffic (RPK)
million

[BAR CHART]

2002    28,940
2003    26,387

Passenger Capacity (ASK)
million

[BAR CHART]

2002    44,245
2003    40,867

Cost (Operating Cost Per ASK)
RMB

[BAR CHART]

2002      0.36
2003      0.42

                                                  FOR THE YEAR ENDED 31 DECEMBER,                  2003 vs 2002
                                                                                                    Increase/
                                         2003         2002              2003              2003       (decrease)
                                        RMB'000      RMB'000           HK$'000           US'000          %
---------------------------------------------------------------------------------------------------------------
Non-operating
   income/(expenses):
Share of associated
   companies' results                    47,798        36,988           44,851             5,775         29.2
Share of jointly controlled
   entities' results                    (39,495)       (3,352)         (37,060)           (4,772)     1,078.3
(Loss)/gain on sale
   of fixed assets                      (22,217)      170,740          (20,848)           (2,684)      (113.0)
Interest income                          13,061        52,618           12,256             1,578        (75.2)
Interest expense                       (823,725)     (959,193)        (772,943)          (99,523)       (14.1)
Exchange loss, net                     (164,443)     (175,451)        (154,304)          (19,868)        (6.3)
Other, net                               21,682        (9,328)          20,345             2,619       (332.4)
-------------------------------------------------------------------------------------------------------------
Total net non-operating expenses       (967,339)     (886,978)        (907,703)         (116,875)         9.1
-------------------------------------------------------------------------------------------------------------

(Loss)/profit before taxation
   and minority interests              (511,610)    1,139,099         (480,070)          (61,813)      (144.9)
Taxation credit/(expense)               324,277      (398,227)         304,286            39,179       (181.4)
-------------------------------------------------------------------------------------------------------------

(Loss)/profit before minority
   interests                           (187,333)      740,872         (175,784)          (22,634)      (125.3)
Minority interests                     (170,934)     (165,111)        (160,396)          (20,652)         3.5
-------------------------------------------------------------------------------------------------------------

(Loss)/profit attributable to
   shareholders                        (358,267)      575,761         (336,180)          (43,286)      (162.2)
-------------------------------------------------------------------------------------------------------------
Basic (loss)/earnings per share        RMB(0.09)      RMB0.17         HK$(0.09)        US$(0.011)      (162.2)
=============================================================================================================

Note: The above consolidated profit and loss account has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0657 and US$1.00 to RMB8.2767, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2003. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2003 or on any other date.

06      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

CHAIRMAN'S STATEMENT

                                                         [PHOTO OF YAN ZHI QING]
                                                                   Chairman

Dear Shareholders,

2003 was a year filled with difficult challenges for us. The outbreak of Severe Acute Respiratory Syndrome ("SARS") during 2003 in China and other parts of Asia caused an unprecedented adverse impact to our business. Nevertheless, the Group and our staff did not succumb to these difficult circumstances. With the recovery of the economy after the SARS epidemic was brought under control, together with the support of the government through implementation of a series of related policies, we once again were given the opportunities for development and achieved satisfactory performance in terms of safety and services quality.

During the first half of 2003, the Group encountered the most severe challenge due to the outbreak of SARS. The Group's air passenger business was severely Chairman affected as a result and recorded a significant drop in the number of passengers carried and passenger load factor for the period from April to June 2003, as compared to the corresponding period of the previous year. In terms of revenue tonne kilometres, there was a decrease of 40%, 83.5% and 61.5% respectively in April, May and June comparing to the corresponding period of the previous year. To minimise the negative impact of SARS, the Group took various timely measures to adjust its operating capacity, including reduction in the number of flights and suspension of certain routes to cope with the sharp decrease in demand for air transport caused by SARS. In addition, we also minimised controllable expenses through strictly controlling expenses to offset part of the negative impact.

In order to alleviate the operational pressure on the PRC's civil aviation industry caused by the SARS epidemic, the PRC government waived the levies of China Aviation Administration of China ("CAAC") Infrastructure Development Fund, sales tax and related supplementary charges for passenger transportation business for the period from 1 May to 31 December, 2003. These measures have significantly boosted the recovery of the Group's business.

While the Group was dealing with the challenges brought by the SARS epidemic, we continued to enhance the standards of our safety and services. As a result, we once again received the Golden Roc Cup, the highest award for flight safety in the civil aviation industry, and won the Five-star Diamond Award for flight services. These awards demonstrated the excellent performance of our colleagues in their effort to improve the standards of our safety and services.

In July 2003, the Group successfully issued 1,000,000,000 A Shares in the domestic market for listing and raised an aggregate proceeds of RMB2,700,000,000. Such proceeds have been applied to acquire the new model of Boeing 737 series and related flight equipment. The successful offering of A Shares was crucial to the realisation of our business goal, as it marked the entry of the Company into the PRC capital market. The successful fund raising exercise provides the Group with additional capital resources for future development, improves the Group's assets quality and strengthens its operating capacity, which in turn provides a solid foundation for the Group to compete efficiently in the ever increasingly competitive civil aviation market.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         07

[PHOTO]

The injection of the airline transportation businesses of China Northern Airlines Company and Xinjiang Airlines Company into the Group by China Southern Air Holding Company ("CSAHC"), the controlling shareholder of the Company, is progressing as scheduled. Since 1 January, 2003, the three airlines have implemented a code sharing arrangement, whereby the flight code of CZ is used for the flights of the three airlines. The preparatory work for business integration and assets restructuring is making good progress. The proposed restructuring will provide the Group with opportunities for expanding its flight networks and enlarging its market share in the civil aviation industry.

[PHOTO]

In view of global and domestic economic development, we believe that there will be robust growth in the airlines market in the coming year. The global economy has shown a visible recovery in a new cycle of economic growth, which will stimulate rapid development of the global air transport business. China's macro economic development in 2004 will also help to maintain the growth momentum of China in its economic cycle. The direction and guidelines of the Government in economic development represent the principles of scientific development, pursuant to which China's economy will see integral, harmonious and sustainable growth whilst maintaining a stable and rapid pace of development. The stably increasing consumption will gradually replace the previously substantial investments as a stimulant to economic growth. China's air transportation industry has regained growth on all fronts after the SARS outbreak and the overall growth trend will gain further momentum in the coming year. The Group, as a major player in the PRC airlines market, will make its contributions to the growth of the domestic economy. Meanwhile, the implementation of the Closer Economic Partnership Arrangement between mainland China, Hong Kong and Macau, and the State policies on the overall development of the Western region and the revitalisation of the old industrial base of Northeast China will provide a perfect opportunity for the business growth of the Group.

[PHOTO]

With the approval of the State Council, the "Pricing Reform Plan for the Domestic Civil Aviation Industry" was adopted on 20 April, 2004. Pursuant to this Pricing Reform Plan, the pricing guidelines formulated by the government will be applied to the domestic air transport industry. Direct control by governmental pricing authorities over airfares for different flight routes will be changed to indirect control through the setting of basic rates and price ranges for air transport by such governmental pricing authorities. China's airlines will be able to determine their own airfares within the price ranges set by the governmental pricing authorities based on the changes in supply and demand of the market, and will adopt more flexible sales policies with an objective of maximising economic benefits. It is expected that as the reform in China's civil aviation industry continues to intensify, airline operators will gain a greater level of autonomy in managing their own business operations, and the Group will be able to achieve further business growth through fair and positive competition in a gradually regulated and orderly market.

08      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

On the other hand, recent political instability in the Middle East and other uncertainties continue to hamper global economic growth. The continuing high jet fuel price is also a factor unfavorable to the growth of the air transport industry.

Challenges come with opportunities. In this year, the Group will continue to ensure a high standard of safety in our service and expedite its progress in the restructuring of the airline-related businesses with CSAHC. The Group will further strengthen its market competitiveness and strive to maintain and increase its market share. The Group will strive to achieve the above objectives through the following measures:

1. In the middle of the year, the Group will be able to enhance its operating capacity, route coverage and flight networks after the official opening of the Guangzhou New Airport and the commencement of operation of terminal No. 1 in the Beijing Capital International Airport leased by the Group.

2. Consistent with the business policies that emphasise development in the domestic market and expansion into overseas market for further growth, the Group will build domestic transportation hubs, optimise its flight networks in China and at the same time, actively explore overseas and regional markets. We will increase our overseas market share by opening new routes including flights from Guangzhou to Paris and adjusting our international cargo flights during the year.

3. We will further promote the "China Southern" brand name and enhance brand value in terms of "Reliability, Punctuality and Convenience".

4. The Group's cargo operation will be advanced to a higher standard upon the commencement of operation of the Guangzhou New Airport and its new cargo transportation centre.

5. We will continue to strengthen our financial management and tighten cost controls.

Looking back on 2003, we and our counterparts in the air transport industry had been striving for growth and meeting challenges amid difficult market conditions. On behalf of the board, I would like to express our gratitude to our management and staff. If not for their team spirit and dedication, China Southern Airlines would not have managed to overcome these unprecedented difficulties. We are particularly grateful to our front line staff who have shown their professional attitude and devotion by bravely and diligently performing their duties in the dangerous situation during the SARS outbreak. Finally, I would like to express our sincere gratitude to our shareholders for their continuous trust and support.

YAN ZHI QING
Chairman

Guangzhou, the PRC
23 April, 2004

[LOGO]        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      09

                                              MANAGEMENT DISCUSSION AND ANALYSIS


                                                      [PHOTO OF WANG CHANG SHUN]
                                                     Vice President of the Board
                                                       of Directors, President


The following discussion and analysis should be read in conjunction with the financial statements of the Group prepared under IFRS as set out in pages 39 to
98. The Group also prepares financial statements in accordance with PRC Accounting Rules and Regulations as set out in pages 99 to 182. IFRS differs in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP") and PRC Accounting Rules and Regulations. For a discussion of the material differences between IFRS, U.S. GAAP and PRC Accounting Rules and Regulations relating to the Group, see supplementary information on pages 183 to 188 of this Annual Report.

OVERVIEW

In 2003, the Group encountered the most unprecedented challenges and difficulties. The outbreak of the SARS earlier this year severely hit the PRC aviation industry. From April to June 2003, the Group's passenger volume and passenger load factor dropped which caused the revenue passenger kilometres ("RPK") for April, May and June of 2003 to fall by 40%, 83.5% and 61.5% respectively, as compared to the same period in 2002. In order to minimise the negative impact of SARS, the Group implemented various measures to adjust its operating capacity, for example by reducing the number of flights and suspending certain routes, in response to the reduced air traffic demand caused by the negative impact of SARS. The SARS was effectively under control in the PRC in July 2003 and the domestic market started to recover in the third quarter of 2003. The Group gradually resumed all its suspended flights since July 2003.

In order to alleviate the financial pressure suffered by the PRC civil aviation industry as a result of the SARS epidemic, the PRC government waived the levies of the CAAC Infrastructure Development Fund, sales tax and related supplementary taxes on passenger revenue payable by the PRC airlines, during the period from 1 May, 2003 to 31 December, 2003.

Besides, the political tension in the Middle East, in particular the Iraq war in March 2003, led to a surge in oil prices which in turn caused an increase in the Group's jet fuel cost.

The Group conducts a portion of its airline operations through the Airline Subsidiaries. Operating results for the Airline Subsidiaries are included in each of the years presented in the consolidated financial statements. The Airline Subsidiaries, which derive substantially all of their operating revenue from passenger traffic, accounted for 26.8% and 28.8% of the Group's total operating revenue, and 34.5% and 38.7% of the Group's total passengers carried, in 2002 and 2003, respectively. Xiamen Airlines is the largest member of the Airline Subsidiaries, with operating revenue of RMB3,278 million and RMB3,460 million in 2002 and 2003, respectively, or 18.2% and 19.8% of the Group's total operating revenue.

10      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

[PHOTO]

The Group's operating revenue is substantially dependent on the passenger and cargo traffic volume carried, which is subject to seasonal and other changes in traffic patterns, the availability of appropriate time slots for the Group's flights and alternative routes, the degree of competition from other airlines and alternate means of transportation, as well as other factors that may influence passenger travel demand and cargo and mail volume. In particular, the Group's airline revenue is generally higher in the second and third quarters than in the first and fourth quarters.

[PHOTO]

Like most airlines, the Group is subject to a high degree of financial and operating leverage. A significant percentage of the Group's operating expenses is fixed costs that do not vary proportionally based on the Group's yields or the load factors. These fixed costs include depreciation expense, jet fuel costs, landing and navigation fees, financing costs, operating lease payments, aircraft maintenance costs and labour for flight crew, cabin crew and ground personnel. Thus, a minor change in the Group's yields or load factors would have a material effect on the Group's results of operations. In addition, certain of these expenses, primarily financing costs and operating lease payments, labour costs and depreciation do not vary based on the number of flights flown. Thus, the Group's operating results can also be substantially affected by minor changes in aircraft utilisation rates. The Group is and will continue to be highly leveraged with substantial obligations denominated in foreign currencies and, accordingly, the results of its operations are significantly affected by fluctuations in foreign exchange rates, particularly for the U.S. dollar and the Japanese yen. The Group recognised a net exchange loss of RMB175 million and RMB164 million in 2002 and 2003, respectively. These amounts represented mainly unrealised exchange differences resulting from the retranslation of the foreign currency borrowings as of the years ended 2002 and 2003.

A number of other external variables, including political and economic conditions in China, tend to have a major impact on the Group's performance. The Group's financial performance is also significantly affected by factors arising from operating in a regulated industry. As substantially all aspects of the Group's airline operations are regulated by the PRC government, the Group's operating revenues and expenses are directly affected by the PRC government's policies with respect to domestic airfares, jet fuel prices and landing and navigation fees, among others. The nature and extent of airline competition and the ability of Chinese airlines to expand are also affected by CAAC's control over route allocations. Any changes in the PRC government's regulatory policies, or any implementation of such policies could have a significant impact on the Group's future operations and its ability to implement its operating strategy.

[LOGO]       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       11

CERTAIN FINANCIAL INFORMATION AND OPERATING DATA BY GEOGRAPHIC REGION

The following table sets forth certain financial information and operating data by geographic region for the years ended 31 December, 2002 and 2003:

                                                       FOR THE YEAR END         2003 vs 2002
                                                         DECEMBER 31,           % Increase/
                                                       2003        2002           (Decrease)
--------------------------------------------------------------------------------------------
TRAFFIC

Revenue passenger kilometres (RPK) (million)
 -  Domestic                                          21,294      22,092             (3.6)
 -  Hong Kong regional                                   778       1,081            (28.0)
 -  International                                      4,315       5,767            (25.2)
------------------------------------------------------------------------

Total                                                 26,387      28,940             (8.8)
========================================================================

Revenue tonne kilometres (RTK) (million)
 -  Domestic                                           2,424       2,532             (4.3)
 -  Hong Kong regional                                    78         108            (27.8)
 -  International                                      1,059         974              8.7
------------------------------------------------------------------------

Total                                                  3,561       3,614             (1.5)
========================================================================

Passengers carried (thousand)

 -  Domestic                                          18,259      18,535             (1.5)
 -  Hong Kong regional                                 1,019       1,369            (25.6)
 -  International                                      1,192       1,589            (25.0)
------------------------------------------------------------------------

Total                                                 20,470      21,493             (4.8)
========================================================================

Cargo and mail carried (thousand tonne)
 -  Domestic                                             379         404             (6.2)
 -  Hong Kong regional                                    12          14            (14.3)
 -  International                                         73          52             40.4
------------------------------------------------------------------------

Total                                                    464         470             (1.3)
========================================================================

12      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

CERTAIN FINANCIAL INFORMATION AND OPERATING DATA BY GEOGRAPHIC REGION (cont'd)

                                                       FOR THE YEAR END         2003 vs 2002
                                                         DECEMBER 31,           % Increase/
                                                       2003        2002          (Decrease)
--------------------------------------------------------------------------------------------
CAPACITY

Available seat kilometres (ASK) (million)
 -  Domestic                                          32,590      33,753             (3.4)
 -  Hong Kong regional                                 1,347       1,746            (22.9)
 -  International                                      6,930       8,746            (20.8)
------------------------------------------------------------------------

Total                                                 40,867      44,245             (7.6)
========================================================================

Available tonne kilometres (ATK) (million)
 -  Domestic                                           3,772       3,924             (3.9)
 -  Hong Kong regional                                   150         193            (22.3)
 -  International                                      1,999       1,798             11.2
------------------------------------------------------------------------

Total                                                  5,921       5,915              0.1
========================================================================

LOAD FACTORS

Passenger load factor (RPK/ASK) (%)
 -  Domestic                                            65.3        65.5             (0.3)
 -  Hong Kong regional                                  57.8        61.9             (6.6)
 -  International                                       62.3        65.9             (5.5)
Overall                                                 64.6        65.4             (1.2)
========================================================================

Overall load factor (RTK/ATK) (%)
 -  Domestic                                            64.2        64.5             (0.5)
 -  Hong Kong regional                                  52.2        55.8             (6.5)
 -  International                                       53.0        54.2             (2.2)
Overall                                                 60.1        61.1             (1.6)
========================================================================

YIELD

Yield per RPK (RMB)
 -  Domestic                                            0.57        0.55              3.6
 -  Hong Kong regional                                  0.96        0.98             (2.0)
 -  International                                       0.47        0.42             11.9
Overall                                                 0.57        0.54              5.6
========================================================================

Yield per RTK (RMB)
 -  Domestic                                            5.40        5.21              3.6
 -  Hong Kong regional                                 10.35      10.36              (0.1)
 -  International                                       2.90        3.25            (10.8)
Overall                                                 4.76        4.84             (1.7)
========================================================================

[LOGO]       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       13

CERTAIN FINANCIAL INFORMATION AND OPERATING DATA BY GEOGRAPHIC REGION (cont'd)

                                                       FOR THE YEAR END         2003 vs 2002
                                                         DECEMBER 31,           % Increase/
                                                       2003        2002          (Decrease)
--------------------------------------------------------------------------------------------
FLEET

Total number of aircraft in service at year end
 -  Boeing                                               108         102              5.9
 -  Airbus                                                24          20             20.0
------------------------------------------------------------------------

Total                                                    132         122              8.2
========================================================================

OVERALL UTILISATION RATE (HOURS PER DAY)

 -  Boeing                                               8.6         9.9            (13.2)
 -  Airbus                                               7.9         9.3            (15.6)
Overall                                                  8.5         9.8            (13.8)
========================================================================

COST

 -  Operating cost per ASK (RMB)                        0.42        0.36             16.7
 -  Operating cost per ATK (RMB)                        2.87        2.70              6.3
========================================================================

2003 COMPARED WITH 2002

The Group recorded a net loss of RMB358 million for 2003, as compared to a net profit of RMB576 million for 2002. The Group's operating revenue decreased by RMB549 million or 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. Passenger load factor decreased by 0.8 percentage point from 65.4% in 2002 to 64.6% in 2003. Passenger yield (in passenger revenue per RPK) increased by 5.6% from RMB0.54 in 2002 to RMB 0.57 in 2003. Average yield (in traffic revenue per RTK) decreased by 1.7% from RMB4.84 in 2002 to RMB4.76 in 2003. Operating expenses increased by RMB1,021 million or 6.4% from RMB15,993 million in 2002 to RMB17,014 million in 2003. As operating revenue decreased while operating expenses increased, operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. The Group's net non-operating expenses increased by 9.1%, from RMB887 million in 2002 to RMB967 million in 2003, mainly due to a decrease in gain on disposal of fixed assets of RMB193 million, partly offset by a decrease in interest expense of RMB135 million. Overall, the Group recorded a net loss of RMB358 million in 2003, as compared to a net profit of RMB576 million in 2002.

OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to airline operations. Traffic revenue in 2003 and 2002 accounted for 97.1% and 97.0% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 88.5% and 11.5% respectively of total traffic revenue in 2003. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services and for air catering services and net income from lease arrangements.

14     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

Operating revenue decreased by 3.0% from RMB18,019 million in 2002 to RMB17,470 million in 2003. This decrease was primarily due to a 4.4% fall in passenger revenue from RMB15,696 million in 2002 to RMB15,010 million in 2003 resulting from lower traffic volume caused by SARS. The total number of passengers carried decreased by 4.8% to 20.5 million passengers in 2003. RPKs decreased by 8.8% from 28,940 million in 2002 to 26,387 million in 2003, primarily as a result of a decrease in passengers carried. However, passenger yield increased by 5.6% from RMB0.54 in 2002 to RMB0.57 in 2003, mainly as the result of the exemption of CAAC Infrastructure Development Fund and sales tax during the period from 1 May, 2003 to 31 December, 2003.

Domestic passenger revenue, which accounted for 81.6% of the total passenger revenue in 2003, increased slightly by 0.1% from RMB12,234 million in 2002 to RMB12,242 million in 2003. Domestic passenger traffic in RPKs decreased by 3.6%, mainly due to a decrease in passengers carried. Passenger yield, however, increased from RMB0.55 in 2002 to RMB0.57 in 2003, mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

Hong Kong passenger revenue, which accounted for 5.0% of total passenger revenue, decreased by 28.9% from RMB1,055 million in 2002 to RMB750 million in 2003. For Hong Kong flights, passenger traffic in RPKs decreased by 28.0%, while passenger capacity in ASKs decreased by 22.9%, resulting in a 4.1 percentage point decrease in passenger load factor from 2002. Passenger yield decreased from RMB0.98 in 2002 to RMB0.96 in 2003 mainly due to slack in traffic volume.

International passenger revenue, which accounted for 13.4% of total passenger revenue, decreased by 16.2% from RMB2,407 million in 2002 to RMB2,018 million in 2003. For international flights, passenger traffic in RPKs decreased by 25.2%, while passenger capacity in ASKs decreased by 20.8%, resulting in a 3.6 percentage point fall in passenger load factor from 2002. Passenger yield increased by 11.9% from RMB0.42 in 2002 to RMB0.47 in 2003 mainly as the result of the aforesaid exemption of CAAC Infrastructure Development Fund and sales tax.

Cargo and mail revenue, which accounted for 11.5% of the Group's total traffic revenue and 11.1% of total operating revenue, increased by 9.5% from RMB1,786 million in 2002 to RMB1,955 million in 2003. The increase was primarily due to the full year effect of the opening of two international cargo routes to Los Angeles of the United States of America and Leige of Belgium in late 2002.

Other operating revenue decreased by 6.0% from RMB537 million in 2002 to RMB505 million in 2003. The decrease was primarily due to a decrease in aircraft short-term lease income of RMB46 million.

OPERATING EXPENSES

Substantially all of the Group's operating expenses result from its airline operations. The vast majority of such expenses relate directly to flight operations, aircraft and traffic servicing, aircraft repair and maintenance and to depreciation and amortisation in respect of aircraft and flight equipment. Expenses associated directly with the Group's flight operations (collectively, "flight operations expenses") include fuel costs, operating lease payments, catering expenses, aircraft insurance, flight personnel payroll and welfare and training expenses. Expenses associated directly with repairs and maintenance in respect of the Group's aircraft (collectively, "repairs and maintenance expenses") include repairs and maintenance and overhaul charges, the costs of consumables and other maintenance materials and labour costs for maintenance personnel. Expenses associated directly with the Group's aircraft and traffic servicing operations (collectively "aircraft and traffic servicing expenses") include landing and navigation fees, rental payments and charges in respect of terminal and other ground facilities and labour costs for ground personnel. The balance of the Group's operating expenses result from promotional and marketing activities

[LOGO]       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       15

(collectively, "promotional and marketing expenses") such as sales commissions, fees for use of the CAAC's reservation system, ticket-printing and sales office expenses, advertising and promotional expenses, and from general and administrative expenses, such as administrative salaries and welfare and other personnel benefits and office expenses.

Total operating expenses in 2003 amounted to RMB17,014 million, representing an increase of 6.4% or RMB1,021 million over 2002, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue increased from 88.8% in 2002 to 97.4% in 2003.

Flight operations expenses, which accounted for 41.6% of total operating expenses, increased by 5.0% from RMB6,733 million in 2002 to RMB7,070 million in 2003, primarily as a result of increases in jet fuel costs and operating lease payments, partly offset by a decrease in catering expenses. Jet fuel costs, which accounted for 54.7% of flight operations expenses, increased by 9.9% from RMB3,519 million in 2002 to RMB3,867 million in 2003 mainly as a result of increased jet fuel prices. Operating lease payments increased by 8.4% from RMB1,417 million in 2002 to RMB1,536 million in 2003, primarily due to the full year effect of the addition of new operating leases in respect four Boeing 757-200 aircraft in late 2002 and four Airbus 319-100 aircraft and three Boeing 737-700 aircraft during 2003. Catering expenses decreased by 18.4% from RMB625 million in 2002 to RMB510 million in 2003, primarily reflecting a tighter cost controls exercised by the Group. Aircraft insurance costs decreased by 23.4% from RMB256 million in 2002 to RMB196 million in 2003, primarily because of a reduction in the rate of aircraft insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel decreased by 6.8% from RMB781 million in 2002 to RMB728 million in 2003, largely due to a decrease in flight hours.

Maintenance expenses which accounted for 15.2% of total operating expenses, increased by 11.0% from RMB2,333 million in 2002 to RMB2,589 million in 2003. The increase was primarily attributable to an 11.3% increase in aircraft maintenance and repair charges from RMB2,135 million in 2002 to RMB2,377 million in 2003, mainly as the result of the effect of fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 16.3% of total operating expenses, increased by 10.2% from RMB2,511 million in 2002 to RMB2,767 million in 2003. The increase primarily resulted from an 8.9% rise in landing and navigation fees from RMB2,354 million in 2002 to RMB2,563 million in 2003, due to an increase in the charge rate for domestic landing and navigation fees effective September 2002.

Promotional and marketing expenses, which accounted for 8.7% of total operating expenses, decreased by 1.3% from RMB1,500 million in 2002 to RMB1,480 million in 2003. The decrease was due to 9.3% decrease in labour costs from RMB248 million in 2002 to RMB225 million in 2003, as fewer bonuses were given because of reduced sales volume in 2003.

General and administrative expenses, which accounted for 6.2% of the total operating expenses, decreased slightly by 0.7% from RMB1,060 million in 2002 to RMB1,053 million in 2003. This was mainly due to a decrease in scale of operations during SARS period.

Depreciation and amortisation, which accounted for 12.0% of total operating expenses, increased by 10.8% from RMB1,840 million in 2002 to RMB2,038 million in 2003. This increase was primarily as a result of the additions of aircraft during 2003.

16      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

OPERATING PROFIT

Operating profit decreased by 77.5% from RMB2,026 million in 2002 to RMB456 million in 2003. This was mainly because operating revenue decreased by RMB549 million or 3.0% from 2002 while operating expenses increased by RMB1,021 million or 6.4% over the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense decreased by 14.1% from RMB959 million in 2002 to RMB824 million in 2003, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans with US$ denominated bank loans with lower interest rates.

Interest income decreased by 75.2% from RMB53 million in 2002 to RMB13 million in 2003. This was mainly attributable to a decrease in average cash balances.

The Group recorded a net loss on sale of fixed assets of RMB22 million in 2003, mainly resulting from retirement of two old Boeing 737-200 aircraft.

During 2003, the Group recorded a net exchange loss of RMB164 million predominantly due to its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translation loss.

TAXATION

On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

The Group recorded an income tax credit of RMB324 million for 2003 compared to an income tax expense of RMB398 million for 2002. As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507 million was reduced by RMB392 million and a net deferred tax credit of RMB392 million was recognised in 2003 for such reduction in income tax rate accordingly.

MINORITY INTERESTS

Minority interests increased by 3.6% from RMB165 million in 2002 to RMB171 million in 2003, primarily reflecting the net profits earned by certain of the Group's airline subsidiaries for the year.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        17

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December, 2003, the Group's borrowings totalled RMB18,460 million, representing a decrease of RMB815 million from RMB19,275 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB8,395 million, RMB1,716 million, RMB1,601 million, RMB1,660 million and RMB5,088 million will be repayable in 2004, 2005, 2006, 2007, 2008 and thereafter respectively. As at 31 December, 2003, cash and cash equivalents of the Group totalling RMB2,080 million, of which 22.2% were denominated in foreign currencies, decreased by 44.8% from RMB3,771 million last year. Net debts (total borrowings net of cash and cash equivalents) increased by 5.7% to RMB16,380 million.

As at 31 December, 2003, the Group's shareholders' equity amounted to RMB11,896 million, representing an increase of RMB2,283 million from RMB9,613 million last year. The increase was mainly due to the issuance of 1,000,000,000 A shares with an issue price of RMB2.70 per share by way of public offering in July 2003 in the PRC.

Net debt/equity ratio of the Group at 31 December, 2003 was 1.38 times, as compared to 1.61 times last year.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to foreign currencies was as a result of its debt which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks.

The Group is required to procure a majority of its jet fuel consumption domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 31 December, 2003, certain aircraft of the Group with an aggregate carrying value of approximately RMB14,576 million (2002: RMB14,783 million) were mortgaged under certain loan and lease agreements. Details of charges are set out in notes 10, 21 and 22 to the consolidated financial statements.

COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Group had capital commitments of approximately RMB13,628 million. Of such amounts, RMB10,615 million related to the acquisition of aircraft and related flight equipment and RMB2,072 million related to the Group's facilities and equipment to be constructed and installed at the Guangzhou new airport. The remaining amount of RMB941 million related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

18      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

As at 31 December, 2003, the Group was committed to make a capital contribution of approximately RMB446 million to its jointly controlled entities.

Details of the capital and investing commitments are set out in note 29 to the consolidated financial statements.

Major contingent liabilities of the Group at 31 December, 2003 are set out in note 30 to the consolidated financial statements.

[LOGO]       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       19

                                                         REPORT OF THE DIRECTORS

The Board of Directors of the Company hereby presents this report and the audited consolidated financial statements of the Group for the year ended 31 December, 2003.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including aircraft maintenance and air catering operations. The Group is one of the largest airlines in China. In 2003, the Group ranked first among all Chinese airlines in terms of passenger traffic volume, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the results of operations for the year ended 31 December, 2003, and the financial position of the Company and the Group as of that date in accordance with IFRS and PRC Accounting Rules and Regulations. See pages 39 to 182 of this Annual Report.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRS for the five-year period ended 31 December, 2003 are set out on pages 189 and 190 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December, 2003 (2002:
Nil).

The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2003 (2002: Nil).

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans and other borrowings of the Company and the Group are set out in notes 21 and 22 to the consolidated financial statements prepared under IFRS.

INTEREST CAPITALIZATION

For the year ended 31 December, 2003, RMB83,077,000 interest (2002:
RMB64,186,000) was capitalised as the cost of construction in progress and fixed assets.

FIXED ASSETS

Fixed assets of the Company and the Group and movements of fixed assets during the year ended 31 December, 2003 are set out in note 10 to the consolidated financial statements prepared under IFRS.

20     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

MAJOR CUSTOMERS AND SUPPLIERS

The percentage of turnover attributable to the Group's five largest customers in aggregate was less than 30% of the Group's total operating revenue (i.e. turnover) for the year ended 31 December, 2003.

The percentage of purchases attributable to the largest supplier and the five largest suppliers in aggregate represented approximately 60% and 72%, respectively, of the Group's total purchases (not including purchases of items which are of a capital nature) for the year ended 31 December, 2003.

At no time during the year ended 31 December, 2003 have any Directors, associates of Directors or shareholders of the Company owning, to the knowledge of the Directors, more than 5% of the Company's share capital and any interest in the Group's five largest customers or suppliers.

TAXATION

Details of taxation of the Company and the Group are set out in note 7 to the consolidated financial statements prepared under IFRS.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 26 to the consolidated financial statements prepared under IFRS.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

As at 31 December, 2003, the Group had an aggregate of 17,569 employees (2002:
17,031). Details of the employees' pension schemes and other welfare are set out in note 28 to the consolidated financial statements prepared under IFRS.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 36 to the consolidated financial statements prepared under IFRS.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT          21

SHARE CAPITAL STRUCTURE

With the approval of the China Securities Regulatory Commission, the Company issued 1,000,000,000 A Shares of RMB1 each to public at an issue price of RMB2.7 each from 10 July to 17 July, 2003 and successfully raised gross share proceeds of RMB2.7 billion. The A Shares issued are listed on the Shanghai Stock Exchange since 25 July, 2003 (Abbreviation: Southern Airlines; stock code: 600029).

Owing to the issuance of A Shares, the Company's total share capital has increased from 3,374,178,000 shares to 4,374,178,000 shares. The share capital of the Company is set out below:

                                                BEFORE ISSUANCE OF                    AFTER ISSUANCE OF
                                                     A SHARES                              A SHARES
                                                             APPROXIMATE                          APPROXIMATE
                                                            PERCENTAGE OF                        PERCENTAGE OF
                                                             TOTAL SHARE                          TOTAL SHARE
                                                               CAPITAL                              CAPITAL
           TYPE OF SHARES              NUMBER OF SHARES          (%)         NUMBER OF SHARES         (%)
----------------------------------------------------------------------------------------------------------------
1. Unlisted shares State-owned shares   2,200,000,000           65.2          2,200,000,000         50.30
----------------------------------------------------------------------------------------------------------------
2. Listed shares

   1. Overseas listed foreign shares    1,174,178,000           34.8          1,174,178,000         26.84
       (H Shares)

   2. Domestic listed ordinary shares
       (A Shares)                                   -              -          1,000,000,000         22,86
----------------------------------------------------------------------------------------------------------------
Total share capital                     3,374,178,000            100          3,374,178,000           100
----------------------------------------------------------------------------------------------------------------

22        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      [LOGO]

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2003, to the knowledge of the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

                                                                      % OF THE     % OF THE TOTAL     % OF THE
                                                                   TOTAL ISSUED H   ISSUED SHARE    TOTAL ISSUED
   NAME OF          TYPE OF          TYPE OF          NUMBER OF    SHARES OF THE     CAPITAL OF    DOMESTIC SHARES
 SHAREHOLDER     SHAREHOLDING         SHARE          SHARE HELD       COMPANY       THE COMPANY    OF THE COMPANY   SHORT POSITION
-----------------------------------------------------------------------------------------------------------------------------------
 CSAHC          Direct holding  State-owned Shares  2,200,000,000          -           50.30%       68.75%               -

HKSCC Nominees  Direct holding            H Shares  1,149,955,998      97,94%          26.29%           -                -
 Limited
-----------------------------------------------------------------------------------------------------------------------------------

Note:

Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at 31 December, 2003:

1. Among the 1,149,955,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51 % of its then total issued H Shares) in the capacity as beneficiary of a trust.

2. Among the 1,149,955,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 139,239,800 H Shares of the Company (representing approximately 11.86% of its then total issued H Shares). Out of the 139,239,800 H Shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 19,849,000 H Shares of the Company (representing approximately 1.69% of its then total issued H Shares). According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, J.P. Morgan Chase & Co, held its interest in the Company in the following manners:

         (a) 19,849,000 H Shares in a lending pool, representing approximately 1.69% of the Company's then total issued H Shares, were held by J.P. Morgan Chase Bank, which was 100% held by J.P, Morgan Chase & Co.;

         (b) 3,856,800 H Shares, representing approximately 0.33% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co,;

         (c) 115,138,000 H Shares, representing approximately 9.81% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

         (d) 396,000 H Shares, representing approximately 0.03% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Securities Ltd., which was approximately 90% held by J.P. Morgan Holdings (UK) Limited, which was ultimately 100% held by J.P. Morgan Chase & Co..

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT          23

3. Among the 1,149,955,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company as at 31 December, 2003 in the manner as follows:

         (a) 743,322 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

         (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International incorporated;

         (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co, Limited, which was 100% held by Morgan Stanley International Incorporated;

         (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issue H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

         (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

         According to the information as disclosed on the website of the Hong Kong Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, as at 31 December, 2003, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

4. Among the 1,149,955,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

5. Among the 1,149,955,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

Save as disclosed above, as at 31 December 2003, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more in the Company's shares.

24        CHINA SOUTHERN AIRLINES COMPANY LIMITED   2003 ANNUAL REPORT    [LOGO]

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December, 2003 was 152,747, of which 150,147 were shareholders of A Shares and 2,600 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at the end of the reporting period are as follows:

SHAREHOLDINGS OF TEN LARGEST SHAREHOLDERS:


                                               SHAREHOLDINGS                         NUMBER OF
            NAME OF         INCREASE/DECREASE  AT THE END OF  PERCENTAGE  TYPE OF    PLEDGED OR        NATURE OF
 NO.     SHAREHOLDERS        DURING THE YEAR      THE YEAR      (%)       SHARES    FROZEN SHARES     SHARES HELD
---------------------------------------------------------------------------------------------------------------------
1.  CSAHC                                -     2,200,000,000      50.30   Unlisted     -           State-owned shares
2.  HKSCC NOMINEES LIMITED         314,000     1,149,955,998      26.29   listed       Unknown     H Shares
3.  Huaxia Growth               59,000,000        59,000,000       1.35   Listed       Unknown     A Snares
4.  Huaxia Return               56,865,741        56,865,741       1.30   Listed       Unknown     A Shares
5.  Xinghua Fund                30,160,190        30,160,190       0.69   Listed       Unknown     A Shares
6.  Yinfeng Fund                25,697,368        25,697,368       0.59   Listed       Unknown     A Shares
7.  Xinghe Fund                 24,536,588        24,536,588       0.56   Listed       Unknown     A Shares
8.  Anxin Fund                  21,001,852        21,001,852       0.48   Listed       Unknown     A Shares
9.  Fenghe Value                20,940,086        20,940,086       0.48   listed       Unknown     A Shares
10. Yuyuan Fund                 15,007,147        15,007,147       0.34   Listed       Unknown     A Shares
---------------------------------------------------------------------------------------------------------------------

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during 2003.

USE OF PROCEEDS FROM H SHARE OFFERING AND A SHARE OFFERING

As stated in the 2002 Annual Report of the Company, as of 31 December, 2002, the Company had RMB40 million remaining from the proceeds of the initial public offering of the H Shares of the Company. As at 31 December, 2003, the RMB40 million has been used for the development of the Company's computerised accounting system and flights controlling system in accordance with the disclosure in the Prospectus of the Company dated July 1997.

The proceeds from the issue of A Shares have been used for the purchases of Boeing 737-800 aircraft in accordance with the disclosure in the Prospectus for Offering of the A Shares. There has been no change in the use of proceeds.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT          25

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the Directors of the Company, the Group has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules issued by The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") throughout the year ended 31 December, 2003.

DIRECTORS, SUPERVISORS AND SENIOR ADMINISTRATIVE OFFICERS,

Directors, Supervisors and Senior Administrative Officers of the Company in 2003 were as follows:

                                                                                                            CAPACITY
                                                                                      NUMBER OF             IN WHICH
                                                                                    SHARES OF THE           THE SHARES
    NAME         AGE                  POSITION                                      COMPANY HELD            WERE HELD
----------------------------------------------------------------------------------------------------------------------
Yan Zhi Qing     62   Chairman of the Board of Directors                                     0                       -
Liu Ming Qi      60   Vice Chairman of the Board of Directors                                0                       -
Wang Chang Shun  47   Vice Chairman of the Board of Directors, President                     0                       -
Peng An Fa       56   Director                                                               0                       -
Wang Quan Hua    50   Director                                                               0                       -
Zhao Liu An      56   Director                                                               0                       -
Zhou Yong Qian   59   Director                                                               0                       -
Zhou Yong Jin    61   Director                                                               0                       -
Xu Jie Bo        39   Director, Chief Financial Officer, Vice President                      0                       -
Wu Rong Nan      62   Director                                                               0                       -
Simon To         53   Independent Non-Executive Director                      100,000 H Shares      Interest of spouse
Peter Lok        68   Independent Non-Executive Director                                     0                       -
Wei Ming Hai     40   Independent Non-Executive Director                                     0                       -
Wang Zhi         62   Independent Non-executive Director                                     0                       -
Sui Guang Jun    43   Independent Non-executive Director                                     0                       -
Liang Hua Fu     62   Chairman of the Supervisory Committee                                  0                       -
Gan Yu Hua       76   Supervisor                                                             0                       -
Li Qi Hong       56   Supervisor                                                             0                       -
Jiang Ping       54   Vice President                                                         0                       -
Li Kun           44   Vice President                                                         0                       -
Yuan Xin An      47   Vice President                                           1,000 A  Shares        Beneficial owner
Zheng En Ren     59   Vice President                                                         0                       -
Hao Jian Hua     54   Vice President                                                         0                       -
Su Liang         42   Company Secretary                                                      0                       -
----------------------------------------------------------------------------------------------------------------------

26      CHINA SOUTHERN AIRLINES COMPANY LIMITED   2003 ANNUAL REPORT      [LOGO]

On 13 May, 2003, Mr. Liu Ming Qi, Mr. Peng An Fa, Mr. Wang Quan Hua, Mr. Zhao Liu An, Mr. Zhou Yong Qian, Mr, Wang Zhi and Mr. Sui Guang Jun respectively were appointed as Directors of the Company at the Shareholders' meeting of the Company.

On 13 May, 2003, Mr. Wang Shao Xi and Mr. Zhang Rui Ai tendered their resignations to the Company as Directors of the Company due to retirement. Their resignations were approved at the Shareholders' meeting of the Company.

On 30 July, 2003, the Board of Directors resolved to appoint Mr. Hao Jian Hua and Mr. Xu Jie Bo as Vice Presidents of the Company. On the same day, Mr. Yang Guang Hua resigned as Vice President of the Company due to work arrangement.

Biographical details of the Board of Directors, Senior Administrative Officers and members of the Supervisory Committee are set out on pages 191 to 195 of this Annual Report.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December, 2003, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in schedule 10 of the Listing Rules are as follows:

                                                                   % TO THE    % TO THE
                                                                    TOTAL       TOTAL       % TO THE
                                                                   ISSUED      ISSUED        TOTAL
                THE                                                SHARE       DOMESTIC      ISSUED
              COMPANY/                                NUMBER       CAPITAL      SHARES      H SHARES
             ASSOCIATED    TYPES OF       TYPE OF    OF SHARES     OF THE       OF THE       OF THE      SHORT
 NAME        CORPORATION   INTEREST       SHARES       HELD        COMPANY     COMPANY      COMPANY     POSITION
-----------------------------------------------------------------------------------------------------------------
Simon To    the Company   Interest of    H Shares    100,000        0.002%         -        0.009%          -
                            spouse
                           (Note 1)
-----------------------------------------------------------------------------------------------------------------

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as at 31 December, 2003, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in schedule 10 of the Listing Rules.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED   2003 ANNUAL REPORT        27

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing on 16 April, 2001. The service contracts of Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Wang Zhi and Sui Guang Jun entered into on 13 May, 2003 will expire at the end of the term of the current session of the Board. Except for such service contracts, none of the Directors or Supervisors of the Company has entered or proposed to enter into any other service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinate by the Company within one year without payment of compensation, other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

In 2003, none of the Directors and Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

CONNECTED TRANSACTIONS

The Company enters from time to time into certain connected transactions with CSAHC and other connected persons. Such transactions fall within the definition of connected transactions as set out in Chapter 14 of the Listing Rules issued by the Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange"). The Hong Kong Stock Exchange has granted waivers to the Company in respect of compliance with certain provisions of Chapter 14 of the Listing Rules. Details of such transactions conducted during the year and/or the related agreements entered into between the Company and such parties for which waivers have been obtained are disclosed as follows:

(A)      DE-MERGER AGREEMENT

         The De-merger Agreement dated 25 March, 1995 (such Agreement was amended by Amendment No.1 dated 22 May, 1997) was entered into between the CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party but relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company (as the case may be) pursuant to the De-merger Agreement.

         Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this report.

28       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(B)      CONNECTED BUSINESS TRANSACTIONS

         The Company and CSAHC and their respective subsidiaries were a single group prior to the restructuring of CSAHC in 1995 in anticipation of the Company's global offering ("Restructuring"). As a result, certain arrangements between them have continued after the Restructuring and the listing of the Company's shares on the Hong Kong Stock Exchange and New York Stock Exchange. At present, the Company and CSAHC (or their respective subsidiaries) have entered into the following agreements:

         (a) Southern Airlines (Group) Import and Export Trading Company ("SAIETC"), a wholly-owned subsidiary of CSAHC

                  The Company and Southern Airlines have entered into an agreement dated 22 May, 1997 for the import and export of aircraft, flight equipment, special vehicles for airline use, communication and navigation facilities, and training facilities for a term from 22 May, 1997 to 22 May, 2000 which was subsequently extended to 2006 by mutual agreement between the parties. The parties have mutually agreed that the agreement can be extended automatically.

                  For the year ended 31 December, 2003, the amount incurred by the Group for the import and export of the above equipment was RMB1, 154,553,000 inclusive of agency commission of 1.5% above the contract prices paid to SAIETC,

         (b) Southern Airlines Advertising Company, which is 90% owned by the Company and 10% owned by CSAHC ("CSAHC")

                  On 26 August, 2002, the Company had entered into a takeover agreement with CSAHC. As a result, the Company owns 90% and CSAHC owns 10% of Southern Airlines Advertising Company.

                  The Company and Southern Airlines Advertising Company have entered into an agreement dated 22 May, 1997 for the provision of advertising services for a term extending from 22 May, 1997 to 22 May, 2000. After extension of three years, the parties have mutually agreed to extend the agreement for another three years to 22 May, 2006.

                  For the year ended 31 December, 2003, the amount incurred by the Group to Southern Airlines Advertising Company for advertising services was RMB1,320,000.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        29

         (c) Southern Airlines Group Finance Company Limited ("SA Finance") which is 42% owned by CSAHC, 32% owned by the Company, 26% owned in aggregate by five subsidiaries of the Company

                  The company has entered into a financial agreement 22 May, 1997 with SA Finance for the provision of financial services such as deposit and loan facilities, credit facilities, financial guarantees and credit references for a term commencing from 22 May, 1997 to 22 May, 2000, As agreed by the parties, the agreement has been extended for six years to 22 May, 2006.

                  Under such agreement, (a) all funds that the Company deposits with SA Finance will be deposited by SA Finance with the Industrial and Commercial Bank of China, Bank of Communications, Bank of Agriculture, China Construction Bank, or other banks of similar creditworthiness; and (b) SA Finance will not at any time have outstanding loans in excess of the amount representing the aggregate of (i) deposits received from entities other than the Company, (ii) SA Finance's shareholders' equity and (iii) capital reserves.

                  The Group had short-term deposits placed with SA Finance at 31 December, 2003 amounting to RMB365,906,000 which earned interest at the rate of 1.98%-3.00% per annum.

         (d) Shenzhen Air Catering Company Limited, which is 33% owned by CSAHC, and 67% owned by two independent third parties.

                  The Company and Shenzhen Air Catering Company Limited have entered into an agreement dated 23 May, 1997 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Shenzhen. Pursuant to such agreement, Shenzhen Air Catering Company Limited will supply in-flight meals to the Group from time to time during the term from 23 May, 1997 to 23 May, 1998. The parties have mutually agreed that the agreement can be extended automatically.

                  For the year ended 31 December, 2003, the amount incurred by the Group to Shenzhen Air Catering Company Limited for the provision of in-flight meals was approximately RMB28,199,000.

         (e) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), which is 50% owned by the Company and 50% owned by an independent third party

                  The Company and GAMECO have entered into an Aircraft Maintenance and Engineering Agreement for the provision of aircraft repair and maintenance services. On 17 May, 1996, the Company and GAMECO entered into an agreement regarding the fee arrangement for the provision of such repair and maintenance services (the "Fee Agreement"). Pursuant to the Fee Agreement and subsequent agreements, GAMECO charged the Company for expendables at cost plus 15%, and labor costs at US$30.0 per hour during 2003.

                  For the year ended 31 December, 2003, the amount incurred by the Group for such repair and maintenance services was RMB587,252,000.

30       CHINA SOUTHERN AIRLINES COMPANY LIMITED   2003 ANNUAL REPORT     [LOGO]

         (f) China Southern West Australian Flying College Pty Ltd (the "Australian Pilot College"), which is 65% owned by the Company and 35% owned by CSAHC

                  CSAHC and the Australian Pilot College entered into an agreement dated 7 October, 1993 for the provision of pilot training in Australia to the cadet pilots of CSAHC (the "Training Agreement"). The Training Agreement will remain in force unless terminated by either party upon 90 days' prior written notice to the other party. Pursuant to the De-merger Agreement, the Company has assumed all the interests, rights and obligations of CSAHC under the Training Agreement.

                  For the year ended 31 December, 2003, the amount paid by the Group to the Australian Pilot College for training services was RMB82,386,000.

         (g) Southern Airlines (Group) Economic Development Company, which is 61% owned by CSAHC and 39% owned by an independent third party

                  The Company and Southern Airlines (Group) Economic development Company have entered into an agreement dated 22 May, 1997 for the provision of drinks, snacks, liquor, souvenirs and other products for a term extending from 22 May, 1997 to 22 May, 2007.

                  For the year ended 31 December, 2003, the amount paid by the Group to Southern Airlines (Group) Economic Development Company for the provision of drinks, snacks, liquor, souvenirs and other products was RMB42,849,000.

         (h) Guangzhou Nanland Air Catering Company Limited ("Nanland"), which is 51% owned by the Company and 49% owned by an independent third party

                  The Company and Nanland have entered into a catering agreement dated 22 May, 1999 for the sale and purchase of in-flight meals for flights originating or stopping at the airport in Guangzhou. Pursuant to such agreement, Nanland will supply in-flight meals to the Company from time to time during the term from 22 May, 1999 to 22 May, 2000. The agreement will then be automatically extended annually.

                  For the year ended 31 December, 2003, the amount paid by the Group to Nanland for the provision of in-flight meals was RMB70,194,000.

         (i)      Ticket sales arrangements

                  The Group has entered into ticket agency agreements for the sale of the Group's air tickets with several subsidiaries of CSAHC (the "Agents"). The Agents charge commission on the basis of the rates stipulated by the CAAC and international Air Transport Association ("IATA"). The Agents charge a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional/ international tickets. The Group has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as air ticket sales agents for other Chinese airlines and charge the same rates of commission to such other airlines as those charged to the Group.

                  For the year ended 31 December, 2003, the aggregate amount of ticket sales of the Group conducted through the Agents was RMB143,016,000.

[LOGO]        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      31

(C)  TRADEMARK LICENCE AGREEMENT

     The Company and CSAHC have entered into a 10 year Trademark Licence Agreement dated 22 May, 1997 pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants to the Company a renewable royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives written notice of termination three months before the expiration of the agreement, the agreement will be automatically extended for another 10-year term.

(D)  LEASES

     CSAHC

     The Company as lessee and CSAHC as lessor have entered into the following lease agreements:

     (a) The Company and CSAHC have entered into a land lease agreement dated 22 May, 1997, in respect of the land used by the Company within Guangzhou Baiyun International Airport. The rental payment is RMB2,650,700 per year. The term of the lease is five years commencing 1 April, 1997 and is renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

     (b) The Company and CSAHC have separately entered into four lease agreements dated 22 May, 1997, in respect of office premises located at the east wing of the Guangzhou Railway Station on Guangzhou Huanshi Dong Road, office premises at Haikou Airport, office premises in Haikou City, and office premises at Tianhe Airport in Wuhan, Hubei Province. The aggregate rental payment under the four leases is RMB12,573,000 per year. The term of each lease is one year and is renewable by the parties thereafter (subject to mutual agreement with respect to rental terms).

     (c) The Company and CSAHC have entered into an indemnification agreement dated 22 May, 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain land and buildings.

     Xinjiang Airlines Company ("Xinjiang Airlines"), a wholly owned subsidiary of CSAHC

     The Company and Xinjiang Airlines have entered into an aircraft lease agreement dated 8 April, 2002, whereby Xinjiang Airlines wet leased a Boeing 757-200 aircraft, together with aircrew and other parts and equipment for the operation of the aircraft, including engine and such spare parts necessary for its maintenance during the term of the lease. The rental payment payable by the Company under the lease for year 2003 was RMB35,751,000.

32     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(E)  COMPREHENSIVE SERVICES AND EMPLOYEE BENEFITS

     The Company and CSAHC have entered into a comprehensive services agreement (the "Services Agreement") dated 22 May, 1997.

     The Services Agreement provides that CSAHC shall sell or rent housing to eligible employees of the Group at lower than market price. As the housing is sold or rented below cost and the construction costs of the leased housing were originally paid by CSAHC, the Company shall pay CSAHC RMB85 million per year, payable quarterly in arrears, for a term of ten years from 1995 to 2004.

(F) ONGOING CONNECTED TRANSACTIONS WITH CHINA NORTHERN AIRLINES COMPANY AND XINJIANG AIRLINES

     China Northern Airlines Company ("Northern Airlines"), a wholly owned subsidiary of CSAHC

     Northern Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Shenyang, East Northern part of the PRC. Following the consolidation and restructuring among CSAHC, Northern Airlines and Xinjiang Airlines in 2002 (the "Consolidation and Restructuring"), Northern Airlines becomes a wholly owned subsidiary of CSAHC and therefore constitutes a connected person of the Company under the Listing Rules.

     Xinjiang Airlines

     Xinjiang Airlines is principally engaged in commercial airline services in the PRC with its headquarters based in Urumqi, Xinjiang. Following the Consolidation and Restructuring, Xinjiang Airlines becomes a wholly owned subsidiary of CSAHC and therefore constitutes a connected person of the Company under the Listing Rules.

     (a)  In-flight Meals Arrangement with Northern Airlines

          Nanland has been providing and will provide in-flight meals to Northern Airlines. Pursuant to an agreement dated 23 June, 2000, Nanland has been providing in-flight meals to Northern Airlines from time to time for a period of one year. The agreement will then be automatically extended annually. For the year ended 31 December, 2003, the amount paid by Northern Airlines to Nanland for the provision of in-flight meals was approximately RMB4,657,000.

          Pursuant to an agreement dated 30 October, 2001, Northern Airlines has been providing and will provide in-flight meals to the Group from time to time for a period of one year. The agreement will then be automatically extended annually.

          For the year ended 31 December, 2003, the amount paid by the Group to Northern Airlines for the provision of in-flight meals was approximately RMB2,321,000.

[LOGO]         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     33

     (b)  In-flight Meals Arrangement with Xinjiang Airlines

          Pursuant to an agreement dated 24 March, 2001, Nanland has been providing and will provide inflight meals to Xinjiang Airlines from time to time for a period of one year. The agreement will then be automatically extended annually. For the year ended 31 December, 2003, the amount paid by Xinjiang Airlines to Nanland for the provision of in-flight meals was approximately RMB1,806,000.

          Pursuant to an agreement dated 20 September, 1999, Xinjiang Airlines has been providing and will provide in-flight meals to the Group for a period of one year. The agreement will then be automatically extended annually. The amount paid by the Group to Xinjiang Airlines for the provision of in-flight meals for the year ended 31 December, 2003 was approximately RMB2,888,000.

     (c)  Ticket Sales Arrangement with Northern Airlines

          In accordance with the relevant requirement and industry practice, the Group has entered into ticket agency arrangement with Northern Airlines for the sale of the Group's air tickets by Northern Airlines and for the sale of Northern Airlines air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission rates are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by Northern Airlines to the Group for the year ended 31 December, 2003 was approximately RMB3,083,000. The amount of commission paid by the Group to Northern Airlines for the year ended 31 December, 2003 was approximately RMB404,000.

          The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

     (d)  Ticket Sales Arrangement with Xinjiang Airlines

          The Group has entered into ticket agency arrangement with Xinjiang Airlines for the sale of the Group's air tickets by Xinjiang Airlines and for the sale of Xinjiang Airlines air tickets by the Group. The selling party charges a commission in the amount of 3% of the ticket price for domestic tickets and 5% to 12% of the ticket price for Hong Kong regional and international tickets. These commission sales are based on the rates stipulated by the CAAC and IATA. The amount of commission paid by Xinjiang Airlines to the Group for the year ended 31 December, 2003 was approximately RMB1,290,000. The amount of commission paid by the Group to Xinjiang Airlines for the year ended 31 December, 2003 was approximately RMB392,000.

          The amounts payable under the above aforesaid transactions are based on the rates stipulated by the CAAC and IATA.

34     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

The Independent Non-Executive Directors of the Company have confirmed to the Board of Directors of the Company that they have reviewed the connected transactions described in (B) through (F) above and have concluded that:

(a) The transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) The transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within the PRC) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(c) The transactions have been performed either (i) in accordance with the terms of the agreement governing each such transaction or (ii) (where there is no such agreement) on terms no less favourable than terms available from third parties; and

(d) The aggregate annual amount payable by the Group to CSAHC, and the aggregate annual amount payable by CSAHC to the Group, under the Ongoing Connected Transactions for In-Flight Meals and Ticket Sales for the year ended 31 December, 2003 have not exceeded the higher of HK$10 million and 3% of the consolidated net tangible assets of the Group as disclosed in its latest published audited accounts.

WAIVER FOR ACQUISITIONS AND DISPOSALS OF AIRCRAFT

In March 2002, the Hong Kong Stock Exchange granted a waiver to allow the Company to use a new size test based on available tonne kilometres ("ATKs") to replace the normal net asset test and consideration test under Chapter 14 of the Listing Rules in respect of acquisitions and disposals of aircraft.

The Hong Kong Stock Exchange has granted the waiver on and subject to the following conditions:

1. Instead of the normal tests under Chapter 14 of the Listing Rules, the tests may be calculated by reference to the ATKs for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs.

2. The proposed method of calculation for the four tests will replace the net asset test and the consideration test only while the other two tests, namely, net profit and equity capital issued tests will continue to apply as set out in Chapter 14 of the Listing Rules.

3. The calculation of ATKs will be as follows: (i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report, (ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and (iii) ATKs for aircraft being acquired will be based on the historical operating data for the same type of aircraft. Where the aircraft to be acquired is a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry.

[LOGO]        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      35

4. The Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by the Company's auditors which will report on an annual basis that the Company's ATKs are calculated correctly and consistently.

5. For the purposes of making the test as stated in paragraph 1 above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction under these rules.

6. The thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 30%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction).

7. Where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's next annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply.

8. An option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as acquisition of aircraft.

9. The waiver will only apply to acquisition/ disposal of aircraft, and acquisition or disposal of other types of assets by the Company will be subject to provisions under Chapter 14 of the Listing Rules.

10. The Company will disclose in its annual reports and interim reports the following information:

     (a) Regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;

     (b) The number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the annual report relates; and

     (c)  Details of the waiver granted pursuant to the application.

11. The Company remains a subsidiary of the CSAHC. Should there be any change in control of the Company, the Hong Kong Stock Exchange will need to reconsider whether the waiver continues to be appropriate.

Regarding future deliveries of aircraft, details of aircraft on order and the years in which such aircraft are scheduled to be delivered, please refer to note 29 to the financial statements prepared under IFRS. One Boeing 757-200 aircraft and one Boeing 737-300 aircraft are subject to options exercisable in 2004.

36     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

DONATIONS

During the year, the Group made donations for charitable purposes amounting to RMB2,106,000.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2003, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits against which the Group failed to receive repayments.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in 2003.

AUDITORS

A resolution is to be proposed at the forthcoming Annual General Meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By Order of the Board of Directors

YAN ZHI QING
Chairman of the Board of Directors

Guangzhou, the PRC
23 April, 2004

[LOGO]         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     37

                                             REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

In 2003, the members of the Supervisory Committee of the Company (the "Supervisory Committee") faithfully carried out their duties, participated in all the board meetings of the Directors, monitored the financial position of the Company and the Directors and senior administrative officers of the Company in discharge of their duties and protected the legitimate rights and interests of the Company and all the Shareholders, based on the powers bestowed upon them by the Company Law and the Company's Articles of Association and in accordance with the Working Procedures for the Supervisory Committee of China Southern Airlines Company Limited and their sense of responsibility toward all the Shareholders.

I.   PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

     The Supervisory Committee held a meeting on 14 March, 2003 during which it reviewed and approved the 2002 Report of the Supervisory Committee and concluded that the 2002 financial statements of the Company truly reflected the financial position and operating results of the Company, and that the audit opinions prepared by KPMG and KPMG Huazhen were both objective and fair.

II.  THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

     1. The Company's policy making process and its operation were in compliance with the laws and the Company established a relatively comprehensive internal control system. The Supervisory Committee was not aware of any actions of the Directors or senior administrative officers of the Company who, in carrying out their duties, violated laws, regulations, the Articles of Association of the Company or were prejudicial to the interests of the Company.

     2. The Company's financial report for 2003 gave a true and fair view of its financial positions and operating results. The unqualified opinion expressed in the auditors' reports issued by KPMG and KPMG Huazhen gave an objective and fair view.

     3. The Supervisory Committee was not aware of any insider dealings or acts which impaired the Shareholders' interests or caused loss of assets of the Company in the course of acquisition or disposal of assets.

     4. The Supervisory Committee was of the opinion that the use of proceeds from the offering was in accordance with the disclosure in the prospectus and such use of proceeds had not been changed.

     5. The Supervisory Committee was of the opinion that the connected transactions between the Company and its connected persons were conducted at fair market value without prejudice to the interests of the Company and its medium and minority Shareholders.

38     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

     The Supervisory Committee is satisfied with the annual report for 2003 presented by the Board of Directors of the Company, and appreciates the satisfactory results in terms of enhancement of safety and service standards achieved by the management of the Company in the face of challenges and difficulties during the SARS outbreak. The Supervisory Committee will continue to closely monitor the reorganization of CSAHC in 2004, and consider that an integration of corporate culture after the reorganization is crucial to the future development. The Supervisory Committee has every confidence in the Group's prospects.

By Order of the Supervisory Committee

LIANG HUA FU
Chairman of the Supervisory Committee

Guangzhou, the PRC
23 April, 2003

[LOGO]         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     39

                                            REPORT OF THE INTERNATIONAL AUDITORS

[KPMG LOGO]

TO THE SHAREHOLDERS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 40 to 98 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December, 2003 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 23 April, 2004

40     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                            2003             2002
                                                           Note           RMB'000           RMB'000
----------------------------------------------------------------------------------------------------
Operating revenue:
     Traffic revenue                                                    16,964,800        17,481,892
     Other revenue                                                         505,323           536,728
----------------------------------------------------------------------------------------------------

Total operating revenue                                      3          17,470,123        18,018,620
----------------------------------------------------------------------------------------------------

Operating expenses:
     Flight operations                                                   7,070,031         6,732,543
     Maintenance                                                         2,588,613         2,333,419
     Aircraft and traffic servicing                                      2,767,488         2,511,284
     Promotion and sales                                                 1,480,168         1,499,587
     General and administrative                                          1,053,319         1,060,010
     Depreciation and amortisation                                       2,037,971         1,839,871
     Other                                                                  16,804            15,829
----------------------------------------------------------------------------------------------------

Total operating expenses                                     4          17,014,394        15,992,543
----------------------------------------------------------------------------------------------------

Operating profit                                                           455,729         2,026,077
----------------------------------------------------------------------------------------------------

Non-operating income/(expenses):
     Share of associated companies' results                                 47,798            36,988
     Share of jointly controlled entities' results          14             (39,495)           (3,352)
     (Loss)/gain on sale of fixed assets                     5             (22,217)          170,740
     Interest income                                                        13,061            52,618
     Interest expense                                        4            (823,725)         (959,193)
     Exchange loss, net                                                   (164,443)         (175,451)
     Other, net                                                             21,682            (9,328)
----------------------------------------------------------------------------------------------------

Total net non-operating expenses                                          (967,339)         (886,978)
----------------------------------------------------------------------------------------------------

(Loss)/profit before taxation and minority interests         4            (511,610)        1,139,099
Taxation credit/(expense)                                    7             324,277          (398,227)
----------------------------------------------------------------------------------------------------

(Loss)/profit before minority interests                                   (187,333)          740,872
Minority interests                                                        (170,934)         (165,111)
----------------------------------------------------------------------------------------------------

(Loss)/profit attributable to shareholders                                (358,267)          575,761
====================================================================================================

Basic (loss)/earnings per share                              9            RMB(0.09)          RMB0.17
====================================================================================================

The notes on pages 47 to 98 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        41

                                                      CONSOLIDATED BALANCE SHEET
                                                         As at 31 December, 2003
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

                                                                 2003             2002
                                                  Note         RMB'000           RMB'000
------------------------------------------------------------------------------------------
NON-CURRENT ASSETS

Fixed assets                                       10         28,535,907        26,920,829
Construction in progress                           11          1,629,689           661,352
Lease prepayments                                                348,652           201,854
Interest in associated companies                   13            422,201           692,026
Interest in jointly controlled companies           14            731,323           461,962
Other investments                                                204,971           201,854
Lease and equipment deposits                                   2,932,591         2,147,038
Deferred expenditure                               15            248,853           283,303
Long-term receivables                                              6,380            12,034
------------------------------------------------------------------------------------------

                                                              35,060,567        31,582,252
------------------------------------------------------------------------------------------

CURRENT ASSETS

Inventories                                        17            543,777           545,700
Trade receivables                                  18            833,604           671,776
Other receivables                                                296,047           372,586
Prepaid expenses and other assets                                247,926           244,690
Cash and cash equivalents                          20          2,080,174         3,771,043
------------------------------------------------------------------------------------------

                                                               4,001,528         5,605,795
------------------------------------------------------------------------------------------

CURRENT LIABILITIES

Bank and other loans                               21          7,096,846         5,240,726
Obligations under finance leases                   22          1,297,855         1,566,698
Amounts due to related companies                   19            929,003           525,090
Other liabilities                                              1,019,811           646,989
Accounts payable                                   23            928,093           532,480
Bills payable                                                    438,135         1,299,680
Sales in advance of carriage                                     466,087           390,531
Accrued expenses                                               2,527,794         2,341,454
Taxes payable                                                     89,954            78,145
------------------------------------------------------------------------------------------

                                                              14,793,578        12,621,793
------------------------------------------------------------------------------------------

NET CURRENT LIABILITIES                                      (10,792,050)       (7,015,998)
------------------------------------------------------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                         24,268,517        24,566,254
------------------------------------------------------------------------------------------

The notes on pages 47 to 98 form part of these financial statements.

42     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                 2003             2002
                                                  Note         RMB'000           RMB'000
------------------------------------------------------------------------------------------
LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                               21          4,521,735         5,835,434
Obligations under finance leases                   22          5,543,084         6,631,751
Provision for major overhauls                      24            189,464           141,887
Deferred credits                                                  46,554            48,095
Deferred taxation                                  16            398,305           779,234
------------------------------------------------------------------------------------------

                                                              10,699,142        13,436,401
------------------------------------------------------------------------------------------

                                                              13,569,375        11,129,853
==========================================================================================

REPRESENTING:
SHARE CAPITAL                                      25          4,374,178         3,374,178
RESERVES                                           26          7,521,529         6,239,029
------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY                                          11,895,707         9,613,207

MINORITY INTERESTS                                             1,673,668         1,516,646
------------------------------------------------------------------------------------------

                                                              13,569,375        11,129,853
==========================================================================================

Approved and authorised for issue by the board of directors on 23 April, 2004

YAN ZHI QING                WANG CHANG SHUN                     XU JIE BO
Director                       Director                          Director

The notes on pages 47 to 98 form part of these financial statements.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        43

                                                                   BALANCE SHEET
                                                         As at 31 December, 2003
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

                                                                 2003             2002
                                                  Note         RMB'000           RMB'000
------------------------------------------------------------------------------------------
NON-CURRENT ASSETS

Fixed assets                                       10         22,610,251        19,530,908
Construction in progress                           11          1,532,462           615,511
Lease prepayments                                                116,276            15,502
Interest in subsidiaries                           12          1,445,831         1,406,010
Interest in associated companies                   13            287,235           367,573
Interest in jointly controlled entities            14            563,736           474,042
Other investments                                                106,548           106,009
Lease and equipment deposits                                   2,228,754         2,065,192
Deferred expenditure                               15            240,514           272,636
------------------------------------------------------------------------------------------

                                                              29,131,607        24,853,383
------------------------------------------------------------------------------------------

CURRENT ASSETS

Inventories                                        17            213,219           118,134
Trade receivables                                  18            683,206           464,930
Other receivables                                                222,438           239,601
Prepaid expenses and other assets                                181,856           141,591
Cash and cash equivalents                          20          1,404,874         2,960,337
------------------------------------------------------------------------------------------

                                                               2,705,593         3,924,593
------------------------------------------------------------------------------------------

CURRENT LIABILITIES

Bank and other loans                               21          5,958,968         3,479,322
Obligations under finance leases                   22          1,297,855         1,566,698
Amounts due to related companies                   19            870,682           358,077
Other liabilities                                                854,057           411,218
Accounts payable                                   23            745,888           296,989
Bills payable                                                    438,135         1,299,680
Sales in advance of carriage                                     405,851           340,457
Accrued expenses                                               1,628,072         1,049,806
Tax payable                                                       48,142            48,143
------------------------------------------------------------------------------------------

                                                              12,247,650         8,850,390
------------------------------------------------------------------------------------------

NET CURRENT LIABILITIES                                       (9,542,057)       (4,925,797)
------------------------------------------------------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                         19,589,550        19,927,586
------------------------------------------------------------------------------------------

The notes on pages 47 to 98 form part of these financial statements.

44     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                 2003              2002
                                                  Note         RMB'000           RMB'000
------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES AND DEFERRED ITEMS
Bank and other loans                               21          3,670,499         4,628,372
Obligations under finance leases                   22          5,543,084         6,631,751
Provision for major overhauls                      24            130,992            63,389
Deferred credits                                                   6,317             7,855
Deferred taxation                                  16             89,708           507,077
------------------------------------------------------------------------------------------

                                                               9,440,600        11,838,444
------------------------------------------------------------------------------------------

NET ASSETS                                                    10,148,950         8,089,142
==========================================================================================

REPRESENTING:

SHARE CAPITAL                                      25          4,374,178         3,374,178
RESERVES                                           26          5,774,772         4,714,964
------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY                                          10,148,950         8,089,142
==========================================================================================

Approved and authorised for issue by the board of directors on 23 April, 2004

YAN ZHI QING          WANG CHANG SHUN           XU JIE BO
Director                 Director                Director

The notes on pages 47 to 98 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        45

                       CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                            For the year ended 31 December, 2003
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

                                              SHARE               SHARE               OTHER            RETAINED
                                             CAPITAL             PREMIUM             RESERVES          EARNINGS           TOTAL
                                             RMB'000             RMB'000             RMB'000           RMB'000           RMB'000
----------------------------------------------------------------------------------------------------------------------------------

At 1 January, 2002                           3,374,178           3,813,659            687,174          1,346,652         9,221,663

Land use rights adjustment
 (Note 26 (f))                                       -            (129,703)                 -             12,970          (116,733)
Adjustments from adoption
 of new PRC accounting
 regulations (Note 26 (c))                           -                   -           (185,540)           185,540                 -
Dividend paid (Note 8)                                                                                   (67,484)          (67,484)
Profit for the year                                  -                   -                  -            575,761           575,761
Appropriations to reserves                           -                   -             83,738            (83,738)                -
----------------------------------------------------------------------------------------------------------------------------------

At 31 December, 2002                         3,374,178           3,683,956            585,372          1,969,701         9,613,207
==================================================================================================================================

At 1 January, 2003                           3,374,178           3,683,956            585,372          1,969,701         9,613,207

Issue of A shares (Note 25)                  1,000,000           1,640,767                  -                  -         2,640,767
Loss for the year                                    -                   -                  -           (358,267)         (358,267)
Appropriations to reserves                           -                   -             24,969            (24,969)                -
----------------------------------------------------------------------------------------------------------------------------------

At 31 December, 2003                         4,374,178           5,324,723            610,341          1,586,465        11,895,707
==================================================================================================================================

The notes on pages 47 to 98 form part of these financial statements.

46    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT          [LOGO]

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                          2003              2002
                                                                          Note           RMB'000           RMB'000
-------------------------------------------------------------------------------------------------------------------
Cash inflows from operations                                             33 (a)         3,074,718         4,762,923
  Interest received                                                                        13,061            52,618
  Interest paid                                                                          (923,901)       (1,051,027)
  Income tax paid                                                                         (35,129)          (66,970)
-------------------------------------------------------------------------------------------------------------------
Net cash inflows from operating activities                                              2,128,749         3,697,544
-------------------------------------------------------------------------------------------------------------------
Investing activities:
  Proceeds from sale of fixed assets                                                       57,077           825,197
  Proceeds from sale of investments                                                            --                68
  Dividends received from associated companies                                                 --             3,093
  Decrease/(increase) in long term receivables                                              5,654              (943)
  Payment of lease and equipment deposits                                              (1,851,726)       (1,999,233)
  Refund of lease and equipment deposits                                                1,066,086         2,117,386
  Capital expenditures                                                                 (4,706,740)       (6,351,030)
  Purchase of investments in equity securities                                             (1,065)           (6,721)
  Investment in associated company                                                             --          (136,500)
  Investments in jointly controlled entities                                               (2,999)         (295,670)
  Governmental subsidy for safety related
    capital expenditures                                                                       --            40,240
  Effect of acquisition of subsidiaries                                  33 (c)                --           (90,491)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                  (5,433,713)       (5,894,604)
-------------------------------------------------------------------------------------------------------------------
Net cash outflows before financing activities                                          (3,304,964)       (2,197,060)
-------------------------------------------------------------------------------------------------------------------
Financing activities:
  Proceeds from A share issue, net of issuance costs                                    2,640,767                --
  Proceeds from bank and other loans                                                    8,913,992         6,996,780
  Repayment of bank and other loans                                                    (8,371,362)       (2,194,630)
  Repayment of principal under finance lease obligations                               (1,555,390)       (1,546,185)
  Capital contribution received from minority shareholders                                  1,050            10,625
  Dividends paid to shareholders                                                               --           (67,484)
  Dividends paid to minority shareholders                                                 (14,962)          (48,866)
-------------------------------------------------------------------------------------------------------------------
Net cash inflows from financing activities                                              1,614,095         3,150,240
-------------------------------------------------------------------------------------------------------------------
(Decrease)/Increase in cash and cash equivalents                                       (1,690,869)          953,180
Cash and cash equivalents at beginning of year                                          3,771,043         2,817,863
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                2,080,174         3,771,043
===================================================================================================================

The notes on pages 47 to 98 form part of these financial statements.

[LOGO]         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     47

                                               NOTES TO THE FINANCIAL STATEMENTS
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

1     BACKGROUND OF THE COMPANY

      China Southern Airlines Company Limited (the "Company") and its subsidiary companies (collectively the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

      The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

      The Company's H Shares and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.

2     PRINCIPAL ACCOUNTING POLICIES

      (a)   STATEMENT OF COMPLIANCE

            The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. IFRS includes International Accounting Standards ("IAS") and related interpretations.

      (b)   BASIS OF PREPARATION

            The financial statements of the Group and the Company are prepared on the historical cost basis as modified by the revaluation of certain fixed assets. The accounting policies have been consistently applied by the Group and the Company and are consistent with those used in the previous year.

      (c)   BASIS OF CONSOLIDATION

            The consolidated financial statements of the Group include the financial statements of the Company and all of its subsidiaries made up to 31 December each year. Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

48    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (c)   BASIS OF CONSOLIDATION (cont'd)

            The results of subsidiaries are included in the consolidated profit and loss account and the share attributable to minority shareholders is deducted from or added to the consolidated profit after taxation. Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

            All significant intercompany balances and transactions have been eliminated on consolidation.

      (d)   INTEREST-BEARING BORROWINGS

            Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

      (e)   INVESTMENTS

            (i)   Investments in subsidiaries

                  Investments in subsidiaries in the Company's balance sheet are stated at cost less impairment losses (refer to accounting policy n).

            (ii) Investments in associated companies and jointly controlled entities

                  An associated company is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

                  A jointly controlled entity is an entity which operates under a contractual agreement between the Group or the Company and other parties, where the contractual agreement establishes the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

                  The consolidated profit and loss account includes the Group's share of the results of its associated companies and jointly controlled entities for the year. In the consolidated balance sheet, the investments in associated companies and jointly controlled entities are stated at the Group's attributable share of net assets. When the Group's share of losses exceeds the carrying amount of the associated company or jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associated company or jointly controlled entity.

[LOGO]          CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    49

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (e)   INVESTMENTS (cont'd)

                  The results of associated companies and jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, providing such dividends are in respect of a period ending on or before that of the Company and the Company's right to receive the dividend is established before 31 December each year. In the Company's balance sheet, investments in associated companies and jointly controlled entities are stated at cost, less impairment losses (refer to accounting policy n).

            (iii) Other investments

                  Other investments are stated at cost less impairment losses (refer to accounting policy n). Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      (f)   FIXED ASSETS AND DEPRECIATION

            Fixed assets are stated at cost or revalued amount less accumulated depreciation and impairment losses (refer to accounting policy n). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

            Depreciation is provided to write off the cost, or revalued amount where appropriate, of the fixed assets over their estimated useful lives on a straight line basis, after taking into account their estimated residual values, as follows:

                                           DEPRECIABLE LIFE      RESIDUAL VALUE
Buildings                                   15 to 40 years           Nil
Owned & leased aircraft                      8 to 15 years         28.75%
Other flight equipment
 -  Jet engines                              8 to 15 years             3%
 -  Others, including rotable spares         8 to 15 years           Nil
Machinery and equipment                      5 to 10 years             3%
Vehicles                                           6 years             3%

No depreciation is provided in respect of construction in progress.

50      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (g)   LEASED ASSETS

            Flight equipment under finance leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortised on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. In cases where title to the asset will be acquired by the Group at the end of the lease, the asset is amortised on a straight line basis over the estimated useful life of the asset to its residual value.

            Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the profit and loss account to provide a constant periodic rate of charge over the lease term.

            Gains on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains on other aircraft sale and leaseback transactions are recognised as income immediately if the transactions are established at fair value. Any excess of the sales price over fair value is deferred and amortised over the period the assets are expected to be used.

            Operating lease payments are charged to the profit and loss account on a straight line basis over the terms of the related leases.

      (h)   CONSTRUCTION IN PROGRESS

            Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

      (i)   LEASE PREPAYMENTS

            Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights (Note 26).

      (j)   INVENTORIES

            Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        51

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (k)   TRADE AND OTHER RECEIVABLES

            Trade and other receivables are stated at cost less impairment losses. Impairment losses are established based on evaluation of the recoverability of these accounts at the balance sheet date.

      (l)   DEFERRED EXPENDITURE

            Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

            Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

      (m)   CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

      (n)   IMPAIRMENT LOSS

            The carrying amounts of the Group's and the Company's assets, other than inventories (refer to accounting policy j) and deferred tax assets (refer to accounting policy u) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the profit and loss account.

            The Group and the Company assess at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

52        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (o)   DEFERRED CREDITS

            In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

      (p)   REVENUE RECOGNITION

            Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

            Interest income is recognised as it accrues unless collectability is in doubt. Dividend income is recognised when the Group's right to receive the dividend is established.

            Operating lease income is recognised on a straight line basis over the terms of the respective leases.

      (q)   TRAFFIC COMMISSIONS

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

      (r)   MAINTENANCE AND OVERHAUL COSTS

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the profit and loss account as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

      (s)   TRANSLATION OF FOREIGN CURRENCIES

            Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange prevailing on the transaction dates.

            Foreign currency monetary balances at the balance sheet date are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at that date. Exchange differences are dealt with in the profit and loss account.

[LOGO]       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       53

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (t)   BORROWING COSTS

            Borrowing costs are expensed in the profit and loss account as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

      (u)   DEFERRED TAXATION

            Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

            The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

      (v)   RETIREMENT BENEFITS

            Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the profit and loss account as and when incurred.

      (w)   FREQUENT FLYER AWARD PROGRAMMES

            The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

            Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

      (x)   PROVISIONS

            A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

54        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

2     PRINCIPAL ACCOUNTING POLICIES (cont'd)

      (y)   RELATED PARTIES

            For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

      (z)   SEGMENTAL REPORTING

            The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

            (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound / outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

            (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

      (aa)  USE OF ESTIMATES

            The preparation of the financial statements of the Group and the Company in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        55

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

3        TURNOVER

         Turnover comprises revenues from airline and airline-related business and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:

                                                             2003          2002
                                                           RMB' 000      RMB' 000
----------------------------------------------------------------------------------
Traffic revenue
   Passenger                                              15,009,885    15,695,622
   Cargo and mail                                          1,954,915     1,786,270
----------------------------------------------------------------------------------

                                                          16,964,800    17,481,892
----------------------------------------------------------------------------------

Other operating revenue
   Commission income                                         140,180       137,928
   General aviation income                                    40,309        68,225
   Ground services income                                     99,130        78,616
   Air catering income                                        30,756        38,077
   Net income from lease arrangements (Note 10)               69,121        51,682
   Rental income                                              40,307             -
   Aircraft lease income                                           -        46,640
   Other                                                      85,520       115,560
----------------------------------------------------------------------------------
                                                             505,323       536,728
----------------------------------------------------------------------------------
                                                          17,470,123    18,018,620
==================================================================================

         Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:

TYPES OF REVENUE                     APPLICABLE SALES TAX RATES
Traffic revenue            3% (2002: 3%) of traffic revenue, except for
                           the period from 1 May, 2003 to 31 December, 2003
                           during which passenger revenue was exempted from
                           sales tax. All inbound international and Hong Kong
                           regional flights are exempted from sales tax.

Other operating revenue    3% (2002: 3%) of commission income, general  aviation
                           income and ground services income, and 3% to 5%
                           (2002: 3% to 5%) of other operating revenue.

56       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

3        TURNOVER (cont'd)

         Sales tax incurred during the year ended 31 December, 2003, netted off against revenue, amounted to RMB205,925,000 (2002: RMB557,784,000). In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund which are calculated at the rates of 5% and 2%, respectively (2002: 5% and 2%, respectively) of the domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 December, 2003 during which the Group was exempted from paying the contributions. Contributions to the CAAC Infrastructure Development Fund payable by the Group for the year ended 31 December, 2003 totalled RMB250,802,000 (2002: RMB798,386,000).

         Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2003, the fuel surcharge revenue of the Group totalled approximately RMB740 million (2002: RMB554 million).

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        57

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

4        (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS

                                                                 2003              2002
                                                               RMB' 000          RMB' 000
-----------------------------------------------------------------------------------------
(Loss)/profit before taxation and minority interests is
   arrived at after charging:

Operating expenses
Jet fuel                                                       3,866,932         3,519,005
Aircraft maintenance                                           2,376,635         2,134,705
Routes                                                         4,363,277         4,297,767
Depreciation
    - owned assets                                             1,502,013         1,301,601
    - assets held under finance leases                           495,869           537,692
Amortisation of deferred expenditure                              40,089               578
Operating lease charges
    - aircraft and other flight equipment                      1,536,466         1,416,524
    - buildings                                                  135,528           129,982
Staff costs
    - salaries, wages and welfare                              1,496,191         1,538,617
    - contributions to retirement schemes                        150,447           131,622
Office and administration                                        470,565           452,432
Auditors' remuneration                                             8,200             8,200
Other                                                            572,182           523,818
------------------------------------------------------------------------------------------
                                                              17,014,394        15,992,543
------------------------------------------------------------------------------------------

Interest expense
Interest on bank and other loans wholly
   repayable within five years                                   288,293           335,953
Interest on other loans                                          176,026           142,679
Finance charges on obligations under finance leases              442,483           544,747
Less: borrowing costs capitalised (Note)                         (83,077)          (64,186)
------------------------------------------------------------------------------------------
Net interest expense                                             823,725           959,193
------------------------------------------------------------------------------------------

and after crediting:

Amortisation of gains on sale and leaseback
   transactions                                                        -             2,579
Dividend income from unlisted investments                         17,220             7,116
==========================================================================================

         Note: The borrowing costs have been capitalised at rates ranging 1.62% to 5.46% per annum (2002: 5.70%).

58        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT      [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

4        (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS (cont'd)

         The (loss)/profit attributable to shareholders for the year ended 31 December, 2003 includes a loss of RMB580,959,000 (2002: profit of RMB 381,305,000) which has been dealt with in the financial statements of the Company.

5        (LOSS)/GAIN ON SALE OF FIXED ASSETS

         (Loss)/gain on sale of fixed assets represents:

                                                               2003          2002
                                                             RMB' 000      RMB' 000
-----------------------------------------------------------------------------------
Aircraft (Note)                                               (20,405)      199,394
Staff quarters (Note 28)                                            -       (17,624)
Flight equipment and other fixed assets                        (1,812)      (11,030)
-----------------------------------------------------------------------------------
                                                              (22,217)      170,740
===================================================================================

         Note:

         During 2003, the Group incurred a loss of RMB20,405,000 on early retirement of two old Boeing 737-200 aircraft.

         Pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft during 2002 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. For the year ended 31 December, 2002, the Group recognised a profit of RMB199,394,000, being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

6        EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

         (a)      DIRECTORS' AND SUPERVISORS' EMOLUMENTS

                                                                  2003        2002
                                                                RMB' 000    RMB' 000
------------------------------------------------------------------------------------
Fees                                                                203         103
Salaries, allowances and benefits in kind                         1,244         970
Retirement benefits                                                  98          67
Bonuses                                                             943         264
-----------------------------------------------------------------------------------
                                                                  2,488       1,404
===================================================================================

         Included in the above were fees of RMB203,000 (2002: RMB103,000) paid to non-executive independent directors during the year.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         59

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

6        EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

         (a)      DIRECTORS' AND SUPERVISORS' EMOLUMENTS (cont'd)

                  An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

                                                                      2003     2002
                                                                     Number   Number
------------------------------------------------------------------------------------
Nil to HK$1,000,000 (RMB1,066,000 equivalent)                          18       14
------------------------------------------------------------------------------------

         (b)      SENIOR MANAGEMENT'S EMOLUMENTS

                  Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

                                                                  2003        2002
                                                                RMB' 000    RMB' 000
------------------------------------------------------------------------------------
Salaries, allowances and benefits in kind                         1,701       1,496
Retirement benefits                                                  25          24
-----------------------------------------------------------------------------------
                                                                  1,726       1,520
===================================================================================

                  An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

                                                                      2003     2002
                                                                     Number   Number
------------------------------------------------------------------------------------
Directors and supervisors                                               -        1
Employees                                                               5        4
------------------------------------------------------------------------------------
                                                                        5        5
====================================================================================
Nil to HK$1,000,000 (RMB1,066,000 equivalent)                           5        5
====================================================================================

60         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

7     TAXATION (CREDIT)/EXPENSE

      Taxation (credit)/expense in the consolidated profit and loss account comprises:

                                                             2003          2002
                                                           RMB'000       RMB'000
--------------------------------------------------------------------------------
PRC income tax                                              46,938        71,651
Share of taxation of associated companies                    3,342         9,424
Share of taxation of jointly controlled entities             6,372             -
--------------------------------------------------------------------------------

                                                            56,652        81,075

Deferred taxation (Note 16)
  - current year                                            11,208       317,152
  - adjustment for change in income tax rate              (392,137)            -
--------------------------------------------------------------------------------

Taxation (credit)/expense                                 (324,277)      398,227
================================================================================

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

      As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507,077,000 was reduced by RMB392,137,000 and a net deferred tax credit of RMB392,137,000 was recognised for such reduction in income tax rate in the consolidated profit and loss account for the year ended 31 December, 2003.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year (2002: nil).

[LOGO]   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT           61

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

7     TAXATION (CREDIT)/EXPENSE (cont'd)

      Actual taxation amount in the consolidated profit and loss account differed from the amount computed by applying the PRC income tax rate of 15% to consolidated (loss)/profit before taxation and minority interests as a result of the following:

                                                                         2003         2002
                                                                        RMB'000      RMB'000
---------------------------------------------------------------------------------------------
Consolidated (loss)/profit before taxation and minority interests      (511,610)    1,139,099
=============================================================================================

Expected PRC income tax (credit)/expense
   at 15% (2002: 33%)                                                   (76,742)      375,903
Adjustments:
   Gains on sale and leaseback transactions and their amortisation            -          (851)
   Effect of change in income tax rate                                 (392,137)            -
   Rate differential on subsidiaries                                          -       (60,530)
   Non-deductible expenses                                               79,907        61,454
   Other, net                                                            64,695        22,251
---------------------------------------------------------------------------------------------
                                                                       (324,277)      398,227
=============================================================================================

      In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

      For the year ended 31 December, 2003, the PRC withholding tax payable by the Group in respect of the leases executed on or after 1 September, 1999 of RMB7,706,000 (2002: RMB14,305,000) has been included as part of the operating lease charges for the year.

8     DIVIDENDS

      No interim dividend was paid during the year ended 31 December, 2003 (2002: Nil).

      The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2003.

      A final dividend of RMB0.02 per share totalling RMB67,484,000 in respect of the year ended 31 December, 2001 was approved and paid during 2002.

9     BASIC (LOSS)/EARNINGS PER SHARE

      The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to shareholders of RMB358,267,000 (2002: profit of RMB575,761,000) and the weighted average number of shares in issue during the year of 3,831,712,000 (2002: 3,374,178,000).

      The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

62         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

10    FIXED ASSETS

                                                              AIRCRAFT             OTHER FLIGHT
                                                     --------------------------     EQUIPMENT,     MACHINERY,
                                                                     HELD UNDER     INCLUDING      EQUIPMENT
                                                                      FINANCE        ROTABLE          AND
                                        BUILDINGS       OWNED         LEASES          SPARES        VEHICLES        TOTAL
                                         RMB'000       RMB'000        RMB'000         RMB'000       RMB'000        RMB'000
----------------------------------------------------------------------------------------------------------------------------
(a)  THE GROUP

     Cost or valuation:
     At 1 January, 2003                3,160,073     13,510,717     11,459,978       6,283,470     1,782,400     36,196,638
     Exchange adjustments                 16,572              -              -               -        36,851         53,423
     Reclassification on exercise
        of purchase options                    -        997,403       (997,403)              -             -              -
     Additions                            11,382      2,818,475              -         558,594       137,307      3,525,758
     Transferred from construction
        in progress                      133,839              -              -               -        12,255        146,094
     Disposals                           (34,273)      (104,235)             -               -       (38,540)      (177,048)
---------------------------------------------------------------------------------------------------------------------------

     At 31 December, 2003              3,287,593     17,222,360     10,462,575       6,842,064     1,930,273     39,744,865
---------------------------------------------------------------------------------------------------------------------------

     Representing:
        Cost                           2,932,399     10,993,419      6,123,034       4,667,887     1,446,235     26,162,974
        Valuation - 1996                 355,194      6,228,941      4,339,541       2,174,177       484,038     13,581,891
---------------------------------------------------------------------------------------------------------------------------

                                       3,287,593     17,222,360     10,462,575       6,842,064     1,930,273     39,744,865
---------------------------------------------------------------------------------------------------------------------------
     Accumulated depreciation:
     At 1 January, 2003                  476,867      2,145,849      2,499,495       3,177,253       976,345      9,275,809
     Exchange adjustments                  2,892              -              -               -        30,129         33,021
     Reclassification on exercise
        of purchase options                    -        389,958       (389,958)              -             -              -
     Charge for the year                 128,776        710,509        495,869         467,202       195,526      1,997,882
     Written back on disposal            (14,740)       (54,555)             -               -       (28,459)       (97,754)
---------------------------------------------------------------------------------------------------------------------------

     At 31 December, 2003                593,795      3,191,761      2,605,406       3,644,455     1,173,541     11,208,958
---------------------------------------------------------------------------------------------------------------------------
     Net book value:
        At 31 December, 2003           2,693,798     14,030,599      7,857,169       3,197,609       756,732     28,535,907
===========================================================================================================================

        At 31 December, 2002           2,683,206     11,364,868      8,960,483       3,106,217       806,055     26,920,829
===========================================================================================================================

[LOGO]   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT           63

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

10    FIXED ASSETS (cont'd)

                                                              AIRCRAFT             OTHER FLIGHT
                                                     --------------------------     EQUIPMENT,     MACHINERY,
                                                                     HELD UNDER     INCLUDING      EQUIPMENT
                                                                      FINANCE        ROTABLE          AND
                                        BUILDINGS       OWNED         LEASES          SPARES        VEHICLES        TOTAL
                                         RMB'000       RMB'000        RMB'000         RMB'000        RMB'000       RMB'000
---------------------------------------------------------------------------------------------------------------------------
(b)  THE COMPANY

     Cost or valuation:
     At 1 January, 2003                1,036,612       9,053,359    11,459,978       3,941,880       895,562     26,387,391
     Reclassification on exercise
        of purchase options                    -         997,403      (997,403)              -             -              -
     Additions                             2,228       2,818,475             -         455,763        87,555      3,364,021
     Additions through transfer
        of fixed assets upon
        dissolution of subsidiary        514,197               -             -         998,215       217,272      1,729,684
     Transferred from construction
        in progress                       91,018               -             -               -         8,228         99,246
     Disposals                              (347)              -             -               -       (20,178)       (20,525)
---------------------------------------------------------------------------------------------------------------------------

     At 31 December, 2003              1,643,708      12,869,237    10,462,575       5,395,858     1,188,439     31,559,817
---------------------------------------------------------------------------------------------------------------------------

     Representing:
     Cost                              1,449,476       8,255,920     6,123,034       3,570,949       924,558     20,323,937
     Valuation - 1996                    194,232       4,613,317     4,339,541       1,824,909       263,881     11,235,880
---------------------------------------------------------------------------------------------------------------------------

                                       1,643,708      12,869,237    10,462,575       5,395,858     1,188,439     31,559,817
---------------------------------------------------------------------------------------------------------------------------
     Accumulated depreciation:
     At 1 January, 2003                  176,841       1,327,363     2,499,495       2,387,634       465,150      6,856,483
     Reclassification on exercise
        of purchase options                    -         389,958      (389,958)              -             -              -
     Charge for the year                  72,980         514,000       495,869         373,896       116,207      1,572,952
     Additions through transfer
        of fixed assets upon
        dissolution of subsidiary         73,772               -             -         311,097       153,358        538,227
     Written back on disposal                (23)              -             -               -       (18,073)       (18,096)
---------------------------------------------------------------------------------------------------------------------------

     At 31 December, 2003                323,570       2,231,321     2,605,406       3,072,627       716,642      8,949,566
---------------------------------------------------------------------------------------------------------------------------
     Net book value:
        At 31 December, 2003           1,320,138      10,637,916     7,857,169       2,323,231       471,797     22,610,251
===========================================================================================================================

        At 31 December, 2002             859,771       7,725,996     8,960,483       1,554,246       430,412     19,530,908
===========================================================================================================================

64         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

10    FIXED ASSETS (cont'd)

      Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for a period of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Group gives appropriate notice of termination. In this connection, rental payments totalling RMB15,224,000 (2002: RMB15,224,000) were paid to CSAHC during 2003 in respect of these leases.

      During the year, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB34,175,000 was received by the Company during 2003 in respect of the leases. As at 31 December, 2003, the cost and accumulated depreciation of the relevant fixed assets totalled RMB787,432,000 and RMB462,281,000 respectively. As at 31 December, 2003, the Company's rental receivable in respect of the leases due in 2004 amounted to RMB34,175,000.

      In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the fixed assets of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

      In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the fixed assets of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of fixed assets held by the Group as at 31 December, 2000, the carrying amounts of fixed assets did not differ materially from their respective fair value.

[LOGO]   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT           65

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

10    FIXED ASSETS (cont'd)

      The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB33,000,000 (2002:
      RMB33,000,000). Had the fixed assets of the Group and the Company been stated at cost, that is, the effect of the revaluation was excluded, the net book values of fixed assets of the Group and the Company as at 31 December, 2003 would have been approximately RMB28,522,787,000 and RMB22,793,781,000 respectively (2002: RMB26,874,709,000 and
      RMB19,440,211,000 respectively), made up as follows:

                                        THE GROUP                THE COMPANY
                                    2003         2002         2003         2002
                                   RMB'000      RMB'000      RMB'000      RMB'000
----------------------------------------------------------------------------------
Buildings                         3,109,988    2,982,468    1,610,075    1,002,979
Aircraft
   - owned                       18,344,930   14,694,256   13,657,746    9,841,868
   - held under finance leases   10,942,131   11,939,534   10,942,131   11,939,534
Flight equipment and others       9,634,146    8,927,679    6,910,210    5,163,355
----------------------------------------------------------------------------------

                                 42,031,195   38,543,937   33,120,162   27,947,736

Less: Accumulated depreciation   13,508,408   11,669,228   10,326,381    8,507,525
----------------------------------------------------------------------------------

                                 28,522,787   26,874,709   22,793,781   19,440,211
==================================================================================

      As at 31 December, 2003, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB14,575,906,000 and RMB12,795,867,000 respectively (2002: RMB14,782,559,000 and
      RMB12,893,592,000, respectively) were mortgaged under certain loan and lease agreements (see Notes 21 and 22).

      The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. As agreed, the lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. As long as the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the fixed assets. As at 31 December, 2003, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,409,252,000 (2002: RMB1,322,843,000). As a result of the Arrangements, the Company received net cash benefits of RMB51,682,000 and RMB69,121,000 in 2002 and 2003 respectively which have been recognised as income for the respective years.

66         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

11    CONSTRUCTION IN PROGRESS

      Construction in progress comprises expenditure incurred on the construction of buildings and other operating facilities not yet substantially completed at 31 December, 2003, details as follows:

                                                   2003         2002
                                                  RMB'000      RMB'000
----------------------------------------------------------------------
THE COMPANY
Guangzhou new airport base                       1,378,063     432,580
Hubei catering building                             27,911      23,407
Zhengzhou ticket selling office                     22,016      21,988
Material and engineering system                     21,066      21,063
Henan office building                               13,986       3,717
Guangzhou ticket selling office                          -      45,988
Other                                               69,420      66,768
----------------------------------------------------------------------

                                                 1,532,462     615,511
----------------------------------------------------------------------

SUBSIDIARIES
Guangzhou new cargo centre                          67,697           -
Fuzhou Chang Le airport facilities                  14,244      14,839
Other                                               15,286      31,002
----------------------------------------------------------------------

                                                    97,227      45,841
----------------------------------------------------------------------

                                                 1,629,689     661,352
======================================================================

12    INTEREST IN SUBSIDIARIES

                                                      THE COMPANY
                                                   2003         2002
                                                  RMB'000     RMB'000
----------------------------------------------------------------------
Unlisted shares/capital contributions, at cost     977,540   1,086,793
Amounts due from subsidiaries                      468,291     319,217
----------------------------------------------------------------------
                                                 1,445,831   1,406,010
======================================================================

[LOGO]   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT           67

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

12    INTEREST IN SUBSIDIARIES (cont'd)

      In March 2003, China Southern Airlines (Group) Shenzhen Co., a wholly owned subsidiary of the Company was dissolved in March 2003. Its operation and respective assets and liabilities were transferred to the Company since then. No material gains or losses were incurred by the Group on dissolution of the subsidiary.

      Details of the Company's subsidiaries are set out in Note 36.

13    INTEREST IN ASSOCIATED COMPANIES


                                               THE GROUP            THE COMPANY
                                            2003       2002        2003       2002
                                           RMB'000    RMB'000    RMB'000     RMB'000
-------------------------------------------------------------------------------------
Share of attributable net assets
   other than goodwill                     422,201    692,026          -           -
Unlisted capital contributions, at cost          -          -    348,502     428,840
Impairment loss for investment
   in associated company                         -          -    (61,267)    (61,267)
------------------------------------------------------------------------------------
                                           422,201    692,026    287,235     367,573
====================================================================================

      Details of the Group's associated companies are set out in Note 37.

14    INTEREST IN JOINTLY CONTROLLED ENTITIES

                                               THE GROUP           THE COMPANY
                                            2003      2002       2003       2002
                                           RMB'000   RMB'000    RMB'000    RMB'000
-----------------------------------------------------------------------------------
Share of attributable net assets
  other than goodwill                      731,323    461,962          -          -
Unlisted capital contributions, at cost          -          -    563,736    474,042
-----------------------------------------------------------------------------------
                                           731,323    461,962    563,736    474,042
===================================================================================

      Details of the Company's jointly controlled entities are set out in Note
      37.

68         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

14    INTEREST IN JOINTLY CONTROLLED ENTITIES (cont'd)

      An analysis of the Group's attributable share of assets, liabilities, revenues and expenses of the jointly controlled entities is set out below:

                             2003        2002
                           RMB'000     RMB'000
----------------------------------------------
Non-current assets         606,185     290,088
Current assets             618,799     326,712
Non-current liabilities   (235,718)          -
Current liabilities       (257,943)   (154,838)
----------------------------------------------

Net assets                 731,323     461,962
==============================================

Income                     486,049           -
Expenses                  (525,544)     (3,352)
----------------------------------------------

Net loss                   (39,495)     (3,352)
==============================================

15    DEFERRED EXPENDITURE

      Deferred expenditure mainly comprises custom duties and other direct costs incurred in respect of the Group's operating leased aircraft upon the inception of the respective leases, and lump sum housing benefits provided to eligible employees of the Group:

                                           THE GROUP           THE COMPANY
                                         2003      2002       2003     2002
                                       RMB'000   RMB'000   RMB'000   RMB'000
-----------------------------------------------------------------------------
Custom duties and other direct costs     60,135   257,509    36,551   168,265
Lump sum housing benefits (Note 28)     260,000   260,000   260,000   260,000
-----------------------------------------------------------------------------
                                        320,135   517,509   296,551   428,265

Less: Accumulated amortisation           71,282   234,206    56,037   155,629
-----------------------------------------------------------------------------

                                        248,853   283,303   240,514   272,636
=============================================================================

[LOGO]   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT           69

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

16    DEFERRED TAXATION

      Movements in net deferred tax liabilities are as follows:

                                                 THE GROUP             THE COMPANY
                                              2003        2002        2003        2002
                                            RMB'000     RMB'000     RMB'000     RMB'000
----------------------------------------------------------------------------------------
Balance at 1 January,                      (779,234)   (519,577)   (507,077)   (293,991)
Land use rights adjustment (Note 26 (f))          -      57,495           -      57,495
Transferred from profit and
   loss account (Note 7)
   - current year                           (11,208)   (317,152)     25,232    (270,581)
   - adjustment for change in
     income tax rate                        392,137           -     392,137           -
---------------------------------------------------------------------------------------

Balance at 31 December,                    (398,305)   (779,234)    (89,708)   (507,077)
=======================================================================================

      The net deferred tax liabilities at 31 December, 2003 were made up of the following taxation effects:

                                                  THE GROUP                   THE COMPANY
                                                2003         2002           2003         2002
                                              RMB'000      RMB'000        RMB'000      RMB'000
----------------------------------------------------------------------------------------------
Deferred tax assets:
   Tax losses                                 222,936       149,338       222,936       149,338
   Repairs and maintenance accruals            87,608        63,896        93,097        69,385
   Repair charges capitalised                 261,312       319,697       199,292       259,147
   Accrued expenses                            18,883       311,893        18,883       311,893
   Other                                        8,989       129,423        10,829       144,463
-----------------------------------------------------------------------------------------------

   Total deferred tax assets                  599,728       974,247       545,037       934,226
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Undistributed profits of subsidiaries            -       254,210             -       254,210
   Repairs and maintenance accruals            80,545        78,083             -             -
   Depreciation of fixed assets               847,781     1,403,278       590,543     1,187,093
   Other                                       69,707        17,910        44,202             -
-----------------------------------------------------------------------------------------------

   Total deferred tax liabilities             998,033     1,753,481       634,745     1,441,303
-----------------------------------------------------------------------------------------------

Net deferred tax liabilities                 (398,305)     (779,234)      (89,708)     (507,077)
===============================================================================================

70      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

17    INVENTORIES

                                                THE GROUP                         THE COMPANY
                                         2003              2002             2003             2002
                                        RMB'000           RMB'000          RMB'000          RMB'000
---------------------------------------------------------------------------------------------------
Expendable spare parts
     and maintenance materials          486,290           489,554          182,742          106,376
Other supplies                           57,487            56,146           30,477           11,758
---------------------------------------------------------------------------------------------------
                                        543,777           545,700          213,219          118,134
===================================================================================================

      No significant amount of inventories was carried at net realisable value at 31 December, 2002 and 2003.

18    TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses, is set out below:

                                                 THE GROUP                  THE COMPANY
                                          2003           2002          2003           2002
                                        RMB'000        RMB'000        RMB'000        RMB'000
--------------------------------------------------------------------------------------------
Within 1 month                          589,080        576,789        445,980        394,744
More than 1 month but less than
     3 months                           235,828         88,133        228,530         62,536
More than 3 months but less than
     12 months                            8,696          6,854          8,696          7,650
--------------------------------------------------------------------------------------------
                                        833,604        671,776        683,206        464,930
============================================================================================

      As at 31 December, 2003, the Group and the Company had an amount due from a fellow subsidiary of RMB54,161,000 (2002: RMB89,550,000) which was included in trade receivables.

      All of the trade receivables are expected to be recovered within one year.

19    AMOUNTS DUE TO RELATED COMPANIES

      Amounts due to related companies, which represent balances with CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities, are unsecured, interest free and repayable within one year. The balance at 31 December, 2002 also included balances with the CAAC and its affiliates.

[LOGO]  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT            71

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

20    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associated company of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2003 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2003, the Group's and the Company's deposits with SA Finance amounted to RMB365,906,000 and RMB346,357,000 respectively (2002: RMB 900,979,000 and
      RMB877,449,000 respectively).

21    BANK AND OTHER LOANS

                                                              THE GROUP                             THE COMPANY
                                                      2003               2002                 2003               2002
                                                     RMB'000            RMB'000              RMB'000            RMB'000
-------------------------------------------------------------------------------------------------------------------------
Bank loans due:
     Within one year                                7,096,846           5,240,726           5,958,968           3,479,322
     In the second year                               646,492             839,036             401,466             522,482
     In the third to fifth year, inclusive          1,223,710           3,730,849             826,417           3,143,413
     After the fifth year                           2,648,533           1,262,549           2,442,616             962,477
-------------------------------------------------------------------------------------------------------------------------
                                                   11,615,581          11,073,160           9,629,467           8,107,694
Other loans due:
     In the second year                                 3,000               3,000                   -                   -
-------------------------------------------------------------------------------------------------------------------------

                                                   11,618,581          11,076,160           9,629,467           8,107,694

Portion classified as current liabilities          (7,096,846)         (5,240,726)         (5,958,968)         (3,479,322)
-------------------------------------------------------------------------------------------------------------------------

                                                    4,521,735           5,835,434           3,670,499           4,628,372
=========================================================================================================================

      As at 31 December, 2003, bank loans of the Group and the Company totalling RMB4,902,118,000 and RMB3,822,826,000 respectively (2002: RMB
      4,117,778,000 and RMB2,783,418,000 respectively) were secured by mortgages over certain of the Group's and the Company's aircraft.

72      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

21    BANK AND OTHER LOANS (cont'd)

      As at 31 December, 2003, certain bank loans were guaranteed by the following parties:

                                                        THE GROUP                        THE COMPANY
                                                 2003             2002             2003             2002
                                                RMB'000          RMB'000          RMB'000          RMB'000
-----------------------------------------------------------------------------------------------------------
Export-Import Bank of the United States        2,207,393        2,680,801        1,236,160        1,536,835
Bank of China                                    357,193          604,010          262,231          433,706
China Construction Bank                                -           76,134                -           76,134
CSAHC                                            359,300        3,340,118          228,800        2,280,118
Guangzhou Baiyun International
     Airport Company Limited                      63,000                -                -                -
Shenzhen Yingshun Investment
     Development Company Limited                  21,000                -                -                -
SA Finance                                        10,052          561,531                -          550,000
-----------------------------------------------------------------------------------------------------------

                                               3,017,938        7,262,594        1,727,191        4,876,793
===========================================================================================================

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT          73

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

21    BANK AND OTHER LOANS (cont'd)

      Details of bank and other loans with original maturity over one year are as follows:

                                                                                   THE GROUP                   THE COMPANY
                                                                              2003           2002         2003             2002
                                    Interest rate and final maturity        RMB'000         RMB'000      RMB'000          RMB'000
----------------------------------------------------------------------------------------------------------------------------------
RMB denominated loans:

    Loans for construction
      projects                      Floating interest rates ranging
                                      from 4.94% to 5.25% per annum as
                                      at 31 December, 2003, with
                                      maturities through 2009                  12,357       893,838             -          850,000

                                    Non-interest bearing loan from
                                      a municipal government
                                      authority, repayable in 2005              3,000         3,000             -                -

    Loans for purchase of aircraft  Floating interest rate of
                                      5.49% per annum as at
                                      31 December, 2003, with
                                      maturities through 2004                  63,500     2,310,268             -        2,231,768

U.S. dollar denominated loans:

    Loans for purchase of aircraft  Fixed interest rates ranging from
                                      5.00% to 8.33% per annum as at 31
                                      December, 2003, with
                                      maturities through 2011               2,612,687     3,426,038     1,546,492        2,111,768

                                    Floating interest rates ranging from
                                      1.48% to 1.50% per annum as at 31
                                      December, 2003, with
                                      maturities through 2013               2,505,134             -     2,505,134                -

Loan for purchase                   Fixed interest rate of 8.35% per
    of flight equipment               annum as at 31 December, 2003,
                                      with maturity in 2004                    13,097        20,090             -                -
----------------------------------------------------------------------------------------------------------------------------------

                                                                            5,209,775     6,653,234     4,051,626        5,193,536
Less: Loans due within one year classified as current liabilities            (688,040)     (817,800)     (381,127)        (565,164)
----------------------------------------------------------------------------------------------------------------------------------
                                                                            4,521,735     5,835,434     3,670,499        4,628,372
==================================================================================================================================

74      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

21    BANK AND OTHER LOANS (cont'd)

      As at 31 December, 2003, bank and other loans of the Group and the Company included short-term bank loans totalling RMB6,408,806,000 and RMB5,577,841,000 respectively (2002: RMB4,422,926,000 and RMB
      2,914,158,000 respectively). On such date, the Group's and the Company's weighted average interest rate on short-term borrowings were 1.76% and 1.65% respectively (2002: 3.11% and 2.66% respectively).

      As at 31 December, 2003, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB9,860 million (2002: RMB12,360 million). As at 31 December, 2003, an approximate amount of RMB4,412 million (2002: RMB7,258 million) was utilised.

22    OBLIGATIONS UNDER FINANCE LEASES

      The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2004 to 2009. As at 31 December, 2003, future payments under these finance leases, which were 74% and 26% respectively (2002: 78% and 22% respectively) denominated in United States dollars and Japanese yen, are as follows:

                                                                  2003                                     2002
                                                PAYMENTS      INTEREST       OBLIGATIONS      Payments   Interest   Obligations
                                                 RMB'000      RMB'000          RMB'000         RMB'000    RMB'000     RMB'000
-------------------------------------------------------------------------------------------------------------------------------
THE GROUP AND THE COMPANY

Balance due:
    Within one year                             1,648,141      350,286        1,297,855       2,006,392    439,694    1,566,698
    In the second year                          1,356,614      290,163        1,066,451       1,624,381    351,237    1,273,144
    In the third to fifth year, inclusive       4,348,235      439,418        3,908,817       4,153,235    647,988    3,505,247
    After the fifth year                          608,124       40,308          567,816       1,960,607    107,247    1,853,360
-------------------------------------------------------------------------------------------------------------------------------
                                                7,961,114    1,120,175        6,840,939       9,744,615  1,546,166    8,198,449
-------------------------------------------------------------------------------------------------------------------------------
Less: Balance due within
            one year classified as
            current liabilities                                              (1,297,855)                             (1,566,698)
-------------------------------------------------------------------------------------------------------------------------------
                                                                              5,543,084                               6,631,751
===============================================================================================================================

      Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        75

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

22    OBLIGATIONS UNDER FINANCE LEASES (cont'd)

      Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

      Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

      As at 31 December, 2003, certain of the Group's and the Company's aircraft with carrying amount of RMB7,857,169,000 (2002: RMB8,960,483,000) were mortgaged to secure facilities with financial institutions granted to lessors totalling RMB6,840,939,000 (2002: RMB8,198,449,000).

23    ACCOUNTS PAYABLE

An ageing analysis of accounts payable is set out below:

                                                     THE GROUP                    THE COMPANY
                                                2003           2002           2003           2002
                                              RMB'000        RMB'000        RMB'000        RMB'000
--------------------------------------------------------------------------------------------------
Due within 1 month or on demand               279,165        164,442        206,620         88,645
Due after 1 month but within 3 months         278,113        157,731        231,115         89,290
Due after 3 months but within 6 months        370,815        210,307        308,153        119,054
--------------------------------------------------------------------------------------------------
                                              928,093        532,480        745,888        296,989
==================================================================================================

      As at 31 December, 2003, the Group and the Company had an amount due to a fellow subsidiary of RMB693,345,000 (2002: RMB267,468,000) which was included in accounts payable.

      All of the accounts payable are expected to be settled within one year.

76          CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

24    PROVISION FOR MAJOR OVERHAULS

      Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                                  The Group                        The Company
                                            2003             2002             2003            2002
                                           RMB'000          RMB'000          RMB'000         RMB'000
----------------------------------------------------------------------------------------------------
Balance at 1 January,                      193,887          187,125           63,389          48,154
Additional amount provided                  68,620           49,051           67,603          33,460
Amount utilised                            (62,326)         (42,289)               -         (18,225)
----------------------------------------------------------------------------------------------------
Balance at 31 December,                    200,181          193,887          130,992          63,389

Less:  Current portion included in
             accrued expenses               10,717           52,000                -
----------------------------------------------------------------------------------------------------

                                           189,464          141,887          130,992          63,389
====================================================================================================

25    SHARE CAPITAL

                                                              2003            2002
                                                             RMB'000         RMB'000
-------------------------------------------------------------------------------------
Registered capital:
     2,200,000,000 domestic shares of RMB 1.00 each        2,200,000        2,200,000
     1,174,178,000 H shares of RMB 1.00 each               1,174,178        1,174,178
     1,000,000,000 A shares of RMB 1.00 each               1,000,000                -
-------------------------------------------------------------------------------------

                                                           4,374,178        3,374,178
=====================================================================================
Issued and paid up capital:
     2,200,000,000 domestic shares of RMB 1.00 each        2,200,000        2,200,000
     1,174,178,000 H shares of RMB 1.00 each               1,174,178        1,174,178
     1,000,000,000 A shares of RMB 1.00 each               1,000,000                -
-------------------------------------------------------------------------------------

                                                           4,374,178        3,374,178
=====================================================================================

      In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59,233,000, amounted to RMB1,640,767,000 and was credited to share premium account.

      All the domestic, H and A shares rank pari passu in all material respects.

[LOGO]  CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT            77

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

26    RESERVES

      Movements on reserves during the year comprise:

                                                                            THE GROUP                      THE COMPANY
                                                                      2003            2002          2003              2002
                                                         Notes      RMB' 000        RMB' 000      RMB'000           RMB' 000
-----------------------------------------------------------------------------------------------------------------------------
Share premium
     Balance at 1 January,                                         3,683,956        3,813,659    3,683,956          3,813,659
     Land use rights adjustment                           (f)              -         (129,703)           -           (129,703)
     Share premium from issuance of shares,
      net of related issuance costs                                1,640,767                -    1,640,767                  -
-----------------------------------------------------------------------------------------------------------------------------

     Balance at 31 December,                                       5,324,723        3,683,956    5,324,723          3,683,956
-----------------------------------------------------------------------------------------------------------------------------

Statutory surplus reserve                                 (a)
     Balance at 1 January,                                           337,195          391,867      337,195            121,943
     Adjustments from adoption of new PRC
      accounting regulations                              (c)              -         (106,007)           -            163,917
Transfer from profit and loss account                                 23,856           51,335        1,449             51,335
-----------------------------------------------------------------------------------------------------------------------------

Balance at 31 December,                                              361,051          337,195      338,644            337,195


Statutory public welfare fund                             (b)
     Balance at 1 January,                                           171,574          225,440      171,574            114,558
     Adjustments from adoption of new PRC
      accounting regulations                              (c)              -          (79,533)           -             31,349
     Transfer from profit and loss account                             1,113           25,667          724             25,667
-----------------------------------------------------------------------------------------------------------------------------

     Balance at 31 December,                                         172,687          171,574      172,298            171,574
-----------------------------------------------------------------------------------------------------------------------------

Discretionary surplus reserve                             (d)
     Balance at 1 January,                                            76,603           69,867       76,603                  -
     Adjustments from adoption of new PRC
      accounting regulations                              (c)              -                -            -             69,867
     Transfer from profit and loss account                                 -            6,736            -              6,736
-----------------------------------------------------------------------------------------------------------------------------

Balance at 31 December,                                               76,603           76,603       76,603             76,603
-----------------------------------------------------------------------------------------------------------------------------

Retained earnings/(Accumulated losses)
     Balance at 1 January,                                         1,969,701        1,346,652      445,636            467,716
     Adjustments from adoption of new PRC
      accounting regulations                              (c)              -          185,540            -           (265,133)
     Land use rights adjustment                           (f)              -           12,970            -             12,970
     (Loss)/profit for the year                                     (358,267)         575,761     (580,959)           381,305
     Appropriations to reserves                                      (24,969)         (83,738)      (2,173)           (83,738)
     Dividends paid                                                        -          (67,484)           -            (67,484)
-----------------------------------------------------------------------------------------------------------------------------

Balance at 31 December,                                            1,586,465        1,969,701     (137,496)           445,636
-----------------------------------------------------------------------------------------------------------------------------

Total                                                              7,521,529        6,239,029    5,774,772          4,714,964
=============================================================================================================================

78       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

26    RESERVES (cont'd)

      Notes:

      (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

            Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

      (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non- distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders.

      (c) During 2002, the Group and the Company adopted certain new PRC accounting regulations which resulted in adjustments to the amounts of the Group's and Company's profits determined under PRC accounting regulations in respect of prior years and corresponding adjustments to amounts appropriated to the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve for the prior years.

      (d) The usage of this reserve is similar to that of statutory surplus reserve.

      (e) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

            (i)   making up cumulative prior years' losses, if any;

            (ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

            (iii) allocations of 5% to 10% of after-tax profit to the Company's statutory public welfare fund; and

            (iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

            Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. As at 31 December, 2003, the Company did not have any distributable reserves (2002:
            RMB445,636,000).

[LOGO]   CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT           79

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

26    RESERVES (cont'd)

      Notes: (cont'd)

      (f) The Group adopted IAS 40 "Investment Property" in 2002. According to IAS 40, the land use rights which were previously included in fixed assets at revaluation base are now presented as lease prepayments and carried at historical cost base with effect from 1 January, 2002. Accordingly, the unamortised surplus on previous revaluations of the land use rights, net of related deferred tax asset, are reversed to the share premium and retained profits accounts. The IAS 40 was adopted prospectively in 2002 as the effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change.

27    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the CAAC. However, such control has been shifted to the State Assets Administration Committee since early 2003. Consequently, transactions with the CAAC and its affiliates are no longer presented as related party transactions of the Group.

80      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

27    RELATED PARTY TRANSACTIONS (cont'd)

      The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the year:

                                                                                       2003                   2002
                                                               Notes                 RMB'000                 RMB'000
---------------------------------------------------------------------------------------------------------------------
EXPENSES
PAID TO CSAHC AND OTHER RELATED PARTIES
Handling charges                                                (a)                   27,051                   36,306
Wet lease rentals                                               (b)                   35,751                   26,164
Advertising expenses                                            (c)                        -                    3,275
Sundry aviation supplies                                        (d)                   42,849                  101,350
Commission expense                                              (e)                    4,896                   16,725
Air catering expense                                            (f)                   28,199                   29,058
Repairing charges                                               (g)                  693,303                  592,311
Housing benefits                                                (h)                   85,000                   85,000
Lease charges for land and buildings                            (i)                   15,224                   15,224
Flight simulation service charges                               (j)                  101,355                        -

PAID TO CAAC AND ITS AFFILIATES
Jet fuel supplies                                                                          -                2,373,956
Aircraft insurance                                                                         -                  256,238
Guarantee fees                                                                             -                    1,025
Ticket reservation service charges                                                         -                  107,234
Passenger departure and cargo handling charges                                             -                   62,111
Aircraft and traffic servicing charges                                                     -                1,667,706
Commission expense                                                                         -                  464,721

INCOME
RECEIVED FROM CSAHC AND OTHER RELATED PARTIES
Rental income                                                   (j)                   34,175                        -
Wet lease rentals                                               (k)                        -                   27,599
Interest income                                                 (l)                    3,100                   10,530

RECEIVED FROM CAAC AND ITS AFFILIATES
Ground services income                                                                     -                   39,735
Commission income                                                                          -                   81,931

OTHERS
Short term advances from CSAHC                                  (m)                  165,995                        -
Refund of medical benefit payments                              (n)                   58,120                        -
Acquisition of aircraft and related
 spare parts and vehicles                                       (o)                        -                  946,866
Acquisition of subsidiaries                                     (p)                        -                  107,846
=====================================================================================================================

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         81

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

27    RELATED PARTY TRANSACTIONS (cont'd)

      Notes:

      (a) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

      (b) Wet lease rentals represented rentals payable to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002. The wet lease agreement was terminated in April 2003.

      (c) Advertising expenses represent expense reimbursements to Southern Airlines Advertising Company ("SAAC") for promotional services rendered to the Group. SAAC was a subsidiary of CSAHC up to July 2002. In August 2002, the Company acquired 90% equity interest in SAAC from CSAHC.

      (d) Sundry aviation supplies represent purchases of aviation supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of CSAHC. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

      (e) Commission expense represents commissions payable to certain subsidiaries of CSAHC in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

      (f) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its profits after tax.

      (g) Repairing charges represent fees incurred by the Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU Maintenance Zhuhai Co., Ltd. ("MTU Zhuhai"). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

      (h) Housing benefits represent a fixed annual fee payable to CSAHC in respect of the provision of quarters to the eligible employees of the Group. (Note 28).

      (i) Charges were paid to CSAHC under certain lease agreements in respect of certain land and buildings in the PRC (Note 10).

      (j) Flight simulation service charges represent fees incurred by the Group in connection with flight simulation services provided by Zhuhai Xiang Yi, a jointly controlled entity of the Company.

            In addition, the Company entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi. Rental income earned by the Company amounted to RMB34,175,000 during 2003 (Note 10).

      (k) During the period from August to October 2002, the Company received wet lease rentals totalling RMB27,599,000 from wet leasing of an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited, an associated company of the Company.

      (l) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the People's Bank of China (see Note 20).

82         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

27    RELATED PARTY TRANSACTIONS (cont'd)

      Notes: (cont'd)

      (m) During the year, CSAHC made short term advances to the Group. These advances are unsecured, interest free and repayable on demand. As at 31 December, 2003, the advances amounted to RMB165,995,000.

      (n) Prior to 1 January, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on 1 January, 2002. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above arrangement.

      (o) During 2002, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,096,866,000. The consideration was satisfied by cash of approximately RMB132,130,000 together with an assumption by the Group of Zhongyuan Airlines' debts of approximately RMB964,736,000. In addition, the Group received reimbursements of wet lease rentals totalling RMB150,000,000.

      (p) In August 2002, the Company acquired 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB107,846,000. Such consideration is determined by reference to the valuation reports prepared by Guangzhou Zhongtian Valuation Company Limited, a firm of independent valuers registered in the PRC.

      In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

      The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

28    RETIREMENT AND HOUSING BENEFITS

      Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 19% (2002: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

      In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the profit and loss account as and when incurred.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         83

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

28    RETIREMENT AND HOUSING BENEFITS (cont'd)

      Furthermore, pursuant to the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to CSAHC for a ten-year period effective 1 January, 1995.

      During 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the respective employees in accordance with the relevant PRC housing reform policy. The excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB17,624,000 were charged to expenses in 2002.

      Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period remained. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against profit and loss account. As at 31 December, 2003, the Group already made payments totalling RMB130,479,000 (2002: RMB46,325,000) under the scheme and recorded its remaining contractual liabilities totalling RMB129,521,000 (2002: RMB213,675,000) as accrued liabilities on its balance sheet.

84         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

29    COMMITMENTS

      (a)   CAPITAL COMMITMENTS

            As at 31 December, 2003, the Group and the Company had capital commitments as follows:

                                                      THE GROUP                      THE COMPANY
                                               2003               2002         2003               2002
                                              RMB'000           RMB'000       RMB'000           RMB'000
--------------------------------------------------------------------------------------------------------
Commitments in respect of
 aircraft and related equipment
 (Note)
 - authorised and contracted for            10,615,079         5,875,996     7,739,290         5,875,996
--------------------------------------------------------------------------------------------------------

Commitments in respect of
 investments in the
 Guangzhou new airport
 - authorised and contracted for               617,277           525,700       617,277           525,700
 - authorised but not
     contracted for                          1,454,661         2,601,720     1,454,661         2,601,720
--------------------------------------------------------------------------------------------------------

                                             2,071,938         3,127,420     2,071,938         3,127,420
--------------------------------------------------------------------------------------------------------

Other commitments
 - authorised and contracted for               232,570            43,887        29,628            42,968
 - authorised but not
     contracted for                            708,099           500,545       229,302           245,440
--------------------------------------------------------------------------------------------------------

                                               940,669           544,432       258,930           288,408
--------------------------------------------------------------------------------------------------------

                                            13,627,686         9,547,848    10,070,158         9,291,824
========================================================================================================

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         85

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

29    COMMITMENTS (cont'd)

      (a)   CAPITAL COMMITMENTS (CONT'D)

            Note: As at 31 December, 2003, the Group had on order 2 Boeing
                  757-200 aircraft, 13 Boeing 737- 700 aircraft, 4 Airbus 330-200 aircraft, 6 Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2004 to 2005. Deposits of RMB2,494,853,000 have been made towards the purchase of these aircraft and related equipment. At 31 December, 2003, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                          THE GROUP                      THE COMPANY
                                   2003              2002         2003                2002
                                  RMB'000           RMB'000      RMB'000             RMB'000
---------------------------------------------------------------------------------------------
Year ending 31 December,
2003                                     -         2,801,451            -           2,801,451
2004                             4,584,823         2,343,978    3,248,674           2,343,978
2005                             6,030,256           730,567    4,490,616             730,567
---------------------------------------------------------------------------------------------

                                10,615,079         5,875,996    7,739,290           5,875,996
=============================================================================================

                  The Group has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company. No contractual obligations existed as at 31 December, 2003 and up to the date of approval of these financial statements. The purchase price has not yet been determined.

                  As at 31 December, 2003, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

                                                                  THE GROUP AND THE COMPANY
                                                                   2003                2002
                                                                 RMB'000             RMB'000
--------------------------------------------------------------------------------------------
Authorised and contracted for                                     24,137              63,723
Authorised but not contracted for                                283,761             518,000
--------------------------------------------------------------------------------------------

                                                                 307,898             581,723
============================================================================================

86         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

29    COMMITMENTS (cont'd)

      (b)   OPERATING LEASE COMMITMENTS

            As at 31 December, 2003, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                     THE GROUP                      THE COMPANY
                                              2003                2002         2003              2002
                                            RMB'000             RMB'000      RMB'000           RMB'000
-------------------------------------------------------------------------------------------------------
Payments due
 Within one year                           1,482,888           1,280,060    1,193,892         1,044,720
 In the second to fifth year,
   inclusive                               4,248,095           4,358,474    3,578,618         3,772,227
 After the fifth year                      2,388,874           2,898,104    2,278,463         2,893,237
-------------------------------------------------------------------------------------------------------

                                           8,119,857           8,536,638    7,050,973         7,710,184
=======================================================================================================

      (c)   INVESTING COMMITMENTS

            As at 31 December, 2003, the Company was committed to make a capital contribution of approximately RMB446 million and RMB Nil respectively (2002: RMB60 million and RMB201 million respectively) to its jointly controlled entities and associated companies.

30    CONTINGENT LIABILITIES

      (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

      (b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         87

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

30    CONTINGENT LIABILITIES (cont'd)

            With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that its use of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

      (c) The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, has been claimed for unspecified damages for breach of the agreement. Given that the Litigation is still at its preliminary stage, it is pre-matured to predict the result of the court judgment. Based on the opinion given by its instructing solicitors, the Company's directors consider that the Company has a reasonable chance of success in its defence to the claim. At present, the Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case of Mainland China for trial. Accordingly, the Company's directors consider that a provision for such claim and/or the associated legal costs is not required.

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

      Financial assets of the Group include cash and cash equivalents, investments, trade receivables and other receivables. Financial liabilities of the Group include bank and other loans, amounts due to related companies, other liabilities, accounts payable, bills payable, sales in advance of carriage, accrual expenses and obligations under finance leases.

      LIQUIDITY RISK

      As at 31 December, 2003, the Group's net current liabilities amounted to RMB10,792 million (2002: RMB7,016 million). For the year ended 31 December, 2003, the Group recorded a net cash inflow from operating activities of RMB2,129 million (2002: RMB3,698 million), a net cash outflow from investing activities and financing activities of RMB3,820 million (2002: RMB2,745 million) and a decrease in cash and cash equivalents of RMB1,691 million (2002: increase of RMB953 million).

      With regard to 2004 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. With regard to its short-term bank loans outstanding at 31 December, 2003, the Group has obtained firm commitments from its principal bankers to renew the relevant loans as they fall due during 2004. With regard to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB8,450 million during 2004 and thereafter. The directors of the Company believe that such financing will be available to the Group.

88         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      LIQUIDITY RISK (cont'd)

      The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December, 2004. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

      BUSINESS RISK

      The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

      The interest rates and maturity information of the Group's bank and other loans, and the maturity information of the Group's finance lease obligations are disclosed in Notes 21 and 22 respectively.

      FOREIGN CURRENCY RISK

      The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         89

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      CREDIT RISKS

      Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.

      A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2003, the balance due from BSP agents amounted to RMB446,399,000 (2002: RMB353,246,000).

      SELF INSURANCE RISK

      The Group maintains a limited amount of property insurance in respect of certain personal and real property.

      FAIR VALUE

      The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December, 2002 and 2003 are set out below:

                                                               2003                               2002
                                                    CARRYING              FAIR         Carrying            Fair
                                                     AMOUNT              VALUE          amount             value
                                                    RMB'000             RMB'000        RMB'000            RMB'000
------------------------------------------------------------------------------------------------------------------
THE GROUP
Cash and cash equivalents                          2,080,174           2,080,174      3,771,043          3,771,043
Trade receivables                                    833,604             833,604        671,776            671,776
Other receivables                                    296,047             296,047        372,586            372,586
Bank and other loans, current portion              7,096,846           7,164,216      5,240,726          5,326,511
Amounts due to related companies                     929,003             929,003        525,090            525,090
Other liabilities                                  1,019,811           1,019,811        646,989            646,989
Accounts payable                                     928,093             928,093        532,480            532,480
Bills payable                                        438,135             438,135      1,299,680          1,299,680
Sales in advance of carriage                         466,087             466,087        390,531            390,531
Accrued expenses                                   2,527,794           2,527,794      2,341,454          2,341,454
Bank and other loans, non-current portion          4,521,735           4,743,128      5,835,434          6,111,052
------------------------------------------------------------------------------------------------------------------

90         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      FAIR VALUE (cont'd)

                                                               2003                               2002
                                                    CARRYING              FAIR         Carrying            Fair
                                                     AMOUNT              VALUE          amount             value
                                                    RMB'000             RMB'000        RMB'000            RMB'000
------------------------------------------------------------------------------------------------------------------
THE COMPANY
Cash and cash equivalents                          1,404,874           1,404,874      2,960,337          2,960,337
Trade receivables                                    683,206             683,206        464,930            464,930
Other receivables                                    222,438             222,438        239,601            239,601
Bank and other loans, current portion              5,958,968           6,010,222      3,479,322          3,546,409
Amounts due to related companies                     870,682             870,682        358,077            358,077
Other liabilities                                    854,057             854,057        411,218            411,218
Accounts payable                                     745,888             745,888        296,989            296,989
Bills payable                                        438,135             438,135      1,299,680          1,299,680
Sales in advance of carriage                         405,851             405,851        340,457            340,457
Accrued expenses                                   1,628,072           1,628,072      1,049,806          1,049,806
Bank and other loans, non-current portion          3,670,499           3,827,220      4,628,372          4,811,961
------------------------------------------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

      (i) Cash and cash equivalents, trade receivables, other receivables, amounts due to related companies, other liabilities, accounts ayable, bills payable, sales in advance of carriage and accrued expenses

            The carrying values approximate fair value because of the short maturities of these instruments.

      (ii)  Bank and other loans

            The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         91

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK (cont'd)

      The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

32    SEGMENTAL INFORMATION

      Geographic information about the Group's turnover and operating profit/(loss) are as follows:

                                                                    HONG KONG
                                          DOMESTIC                   REGIONAL    *INTERNATIONAL          TOTAL
                                           RMB'000                   RMB'000         RMB'000            RMB'000
-----------------------------------------------------------------------------------------------------------------
2003
Traffic revenue                          13,086,939                   807,677       3,070,184          16,964,800
Other revenue                               436,122                         -          69,201             505,323
-----------------------------------------------------------------------------------------------------------------

                                         13,523,061                   807,677       3,139,385          17,470,123
=================================================================================================================

Operating profit/(loss)                     440,158                   (29,210)         44,781             455,729
=================================================================================================================

2002
Traffic revenue                          13,197,589                 1,118,695       3,165,608          17,481,892
Other revenue                               485,046                         -          51,682             536,728
-----------------------------------------------------------------------------------------------------------------

                                         13,682,635                 1,118,695       3,217,290          18,018,620
=================================================================================================================

Operating profit                          1,614,975                   193,440         217,662           2,026,077
=================================================================================================================

      * Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium and Australia.

      The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

92         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

33    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

      (a) THE RECONCILIATION OF (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS TO CASH INFLOWS FROM OPERATIONS IS AS FOLLOWS:

                                                                                2003            2002
                                                                              RMB'000         RMB'000
------------------------------------------------------------------------------------------------------
(Loss)/profit before taxation and minority interests                          (511,610)      1,139,099
  Depreciation and amortisation of fixed assets                              1,997,882       1,839,293
  Other amortisation                                                            40,089           9,816
  Amortisation of deferred credits                                              (1,541)         (7,217)
  Share of associated companies' results                                       (47,798)        (36,988)
  Share of jointly controlled entities' results                                 39,495           3,352
  Loss/(gain) on sale of fixed assets                                           22,217        (170,740)
  Interest income                                                              (13,061)        (52,618)
  Interest expense                                                             823,725         959,193
  Unrealised exchange loss, net                                                177,356         174,978
  Decrease/(increase) in inventories                                             1,923         (76,472)
  Increase in trade receivables                                               (161,828)       (110,749)
  Decrease/(increase) in other receivables                                      76,539        (166,004)
  (Increase)/decrease in prepaid expenses and other assets                      (6,045)        123,924
  Increase/(decrease) in amounts due to related companies                      403,913        (193,175)
  Increase/(decrease) in accounts payable                                      395,613         (61,843)
  (Decrease)/increase in bills payable                                        (861,545)      1,299,680
  Increase in sales in advance of carriage                                      75,556          19,985
  Increase in accrued expenses                                                 203,439          86,215
  Increase/(decrease) in other liabilities                                     372,822         (33,032)
  Increase in provision for major overhauls                                     47,577          16,226
------------------------------------------------------------------------------------------------------

 Cash inflows from operations                                                3,074,718       4,762,923
======================================================================================================

      (b)   DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

            During 2002, the Group assumed from Zhongyuan Airlines debts totalling RMB964,736,000 in partial satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines (Note 27(o)).

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         93

                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

33       RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION
         (cont'd)

         (c)      EFFECT OF ACQUISITION OF SUBSIDIARIES

                                                                2003        2002
                                                              RMB' 000    RMB' 000
----------------------------------------------------------------------------------
Net assets acquired:

Fixed assets                                                      -         96,636
Cash and cash equivalents                                         -         17,355
Trade receivables and other current assets                        -         20,681
----------------------------------------------------------------------------------

                                                                  -        134,672
----------------------------------------------------------------------------------

Accounts payable                                                  -          3,623
Accrued expenses and other liabilities                            -         11,220
----------------------------------------------------------------------------------

                                                                  -         14,843
----------------------------------------------------------------------------------
Net assets value                                                  -        119,829
==================================================================================

Consideration paid                                                -        107,846
Cash and cash equivalents acquired                                -         17,355
----------------------------------------------------------------------------------
Net cash outflow from acquisition of subsidiaries                 -         90,491
==================================================================================

34       ULTIMATE HOLDING COMPANY

         The directors of the Company consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

35       SUBSEQUENT EVENTS

         In April 2004, the Company entered into a purchase agreement with Airbus SNC for the acquisition of fifteen Airbus 320-200 aircraft and six Airbus 319-100 aircraft, scheduled for deliveries in 2005 and 2006.

94         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

36       SUBSIDIARIES

         The particulars of the Company's principal subsidiaries at 31 December, 2003 are as follows:

                                    PLACE AND          ATTRIBUTABLE
                                     DATE OF          EQUITY INTEREST       ISSUED/
                                  ESTABLISHMENT/     -----------------     REGISTERED     PRINCIPAL
     NAME OF COMPANY                OPERATION        DIRECT   INDIRECT      CAPITAL#     ACTIVITIES
                                                       %         %
China Southern Airlines          PRC                  100        -        100,000,000   Helicopter
  (Group) Zhuhai Helicopter      31 August, 1993                                          transportation
  Company Limited (a)

Guangxi Airlines                 PRC                   60        -        170,900,000   Airline
  Company Limited (a)            28 April, 1994


Southern Airlines Group          PRC                   60        -        280,000,000   Airline
  Shantou Airlines               20 July, 1993
  Company Limited (a)

Zhuhai Airlines                  PRC                   60        -        250,000,000   Airline
  Company Limited (a)            8 May, 1995


Xiamen Airlines                  PRC                   60        -        588,434,000   Airline
  Company Limited (a)            11 August, 1984


Guizhou Airlines                 PRC                   60        -         80,000,000   Airline
  Company Limited (a)            12 November, 1991


Guangzhou Nanland Air            PRC                   51        -         55,980,000   Air catering
  Catering Company               21 November, 1989
  Limited (b)

China Southern West              Australia             65        -      A$    100,000   Pilot training
  Australian Flying              26 January, 1971                                         services
  College Pty Ltd


Guangzhou Baiyun International   PRC                   61        -         20,000,000   Logistics
  Logistic Company Ltd           23 July, 2002                                            operations


Guangzhou Aviation Hotel         PRC                   90        -         63,290,000   Hotel operation
                                 8 January, 1997

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         95

                                     NOTES TO THE FINANCIAL STATEMENTS (Cont' d)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

36       SUBSIDIARIES (cont' d)

                                    PLACE AND          ATTRIBUTABLE
                                     DATE OF          EQUITY INTEREST        ISSUED/
                                  ESTABLISHMENT/     -----------------      REGISTERED           PRINCIPAL
     NAME OF COMPANY                OPERATION        DIRECT   INDIRECT       CAPITAL#            ACTIVITIES
                                                       %         %
Southern Airlines Advertising    PRC                   90        -            2,000,000        Aviation
  Company Ltd                    3 March, 1994                                                   advertising

South China International        PRC                   90        -            2,100,000        Travel services
  Aviation & Travel Services     11 May, 1992
  Company

CZ Flamingo Limited              Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 8 December, 1993

CZ Skylark Limited               Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 17 November, 1993

CZ Kapok Limited                 Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 26 October, 1993

CSA-I Limited                    Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 1 September, 1993

CZ93B Limited                    Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 11 May, 1993

CZ97A Limited                    Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 2 January, 1997

Zhong Yuan 99A Limited           Cayman Islands       100        -         US$    1,000        Aircraft leasing
                                 15 February, 1999

CXA92A Limited                   Cayman Islands         -       60         US$    1,000        Aircraft leasing
                                 3 August, 1992

CXA93A Limited                   Cayman Islands         -       60         US$    1,000        Aircraft leasing
                                 1 July, 1993

CXA95B Limited                   Cayman Islands         -       60         US$    1,000        Aircraft leasing
                                 7 July, 1995

96         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

NOTES TO THE FINANCIAL STATEMENTS (Cont' d)
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

36       SUBSIDIARIES (cont' d)

                                    PLACE AND          ATTRIBUTABLE
                                     DATE OF          EQUITY INTEREST       ISSUED/
                                  ESTABLISHMENT/     -----------------     REGISTERED        PRINCIPAL
     NAME OF COMPANY                OPERATION        DIRECT   INDIRECT      CAPITAL#        ACTIVITIES
                                                       %         %
CXA95C Limited                   Cayman Islands        -         60      US$     1,000    Aircraft leasing
                                 16 October, 1995


CXA98A Limited                   Cayman Islands        -         60      US$     1,000    Aircraft leasing
                                 20 March, 1998


Xiamen Aviation                  PRC                   -         60          5,000,000    Property
  Property Development           22 June, 1993                                              development
  Company (a)

Xiamen Aviation                  PRC                   -         60            620,218    Aviation
  Advertising Company            17 December, 1992                                          advertising
  Limited (a)

Xiamen Aviation                  PRC                   -         60          8,560,000    Aviation supplies
  Supplies Limited (a)           30 July, 1997


Xiamen Aviation                  PRC                   -         54          5,000,000    Hotel
  Development                    18 February, 1998                                          management
  Company Limited (a)

Bai Lu Finance Limited           Hong Kong             -         54      HK$10,000,000    Investment
                                 22 February, 1996                                          holding


Xiamen Air Holidays              Hong Kong             -         54      HK$ 3,000,000    Travel
  Limited                        28 April, 1994                                             servicing


Xiamen Macau                     Macau                 -       27.5      MOP 1,000,000    Travel
  Holidays Limited               11 May, 1995                                               servicing


Shantou Hua Kang Air             PRC                   -         42         10,000,000    Air catering
  Catering Company Ltd (a)       22 June, 1994

#        Expressed in RMB, unless otherwise stated

(a)      These subsidiaries are PRC limited companies.

(b)      These subsidiaries are Sino-foreign equity joint venture companies

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         97

                                     NOTES TO THE FINANCIAL STATEMENTS (Cont' d)
                    (Prepared under International Financial Reporting Standards)
                                                         (Expressed in Renminbi)

37       ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

         The particulars of the Group's principal associated companies and jointly controlled entities as at 31 December, 2003 are as follows:

                                    PLACE AND          ATTRIBUTABLE
                                     DATE OF          EQUITY INTEREST        ISSUED/
                                  ESTABLISHMENT/     -----------------      REGISTERED         PRINCIPAL
     NAME OF COMPANY                OPERATION        DIRECT   INDIRECT       CAPITAL#         ACTIVITIES
                                                       %         %
Guangzhou Aircraft               PRC                   50           -     US$ 27,500,000     Provision of
  Maintenance                    28 October, 1989                                              aircraft
  Engineering                                                                                  repair and
  Company Limited* (Note)                                                                      maintenance
                                                                                               services

Southern Airlines                PRC                   32       15.42        424,330,000     Provision of
  Group Finance                  28 June, 1995                                                 financial
  Company Limited                                                                              services

Hainan Phoenix                   PRC                   45           -     US$ 16,360,000     Provision of
  Information                    12 March, 1994                                                ticket
  System Limited                                                                               reservation
                                                                                               system
                                                                                               services

Hong Kong Business               Hong Kong             20           -     HKD  1,000,000     Provision of
  Aviation Centre                7 January, 1998                                               private
  Company Limited                                                                              flight
                                                                                               logistic
                                                                                               services

Sichuan Airlines                 PRC                   39           -        350,000,000     Airline
  Corporation Limited            28 August, 2002

MTU Maintenance                  PRC                   50           -     US$ 63,100,000     Provision of
  Zhuhai Co. Ltd.*               6 April, 2001                                                 engine
                                                                                               repair and
                                                                                               maintenance
                                                                                               services

China Postal Airlines            PRC                   49           -        306,000,000     Airline
  Limited*                       25 November, 1996

98         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

NOTES TO THE FINANCIAL STATEMENTS (Cont' d)
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

37       ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES (cont' d)

                                    PLACE AND          ATTRIBUTABLE
                                     DATE OF          EQUITY INTEREST       ISSUED/
                                  ESTABLISHMENT/     -----------------     REGISTERED        PRINCIPAL
     NAME OF COMPANY                OPERATION        DIRECT   INDIRECT      CAPITAL#        ACTIVITIES
                                                       %         %
Zhuhai Xiang Yi                  PRC                   51        -        US$29,800,000    Provision of
  Aviation Technology            10 July, 2002                                               flight
  Company Limited*                                                                           simulation
                                                                                             services

CSN-ETC e-commerce               PRC                   51        -            5,880,000    Provision of
  Limited*                       10 February, 2003                                           internet
                                                                                             services

#        Expressed in RMB, unless otherwise stated

*        These are jointly controlled entities

Note: Guangzhou Aircraft Maintenance Engineering Company Limited has been reclassified from an associated company to a jointly controlled entity since 2003 due to a change in the composition of its shareholders in 2003.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         99

                                                          REPORT OF THE AUDITORS

[KPMG HUAZHEN LOGO]

                                                    KPMG - AH (2004) AR No. 0022

TO THE SHAREHOLDERS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED:

We have audited the accompanying Company' s consolidated balance sheet and balance sheet at 31 December, 2003, and the consolidated income and profit appropriation statement, income and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company' s management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China' s Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company' s management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People' s Republic of China and present fairly, in all material respects, the Company' s consolidated financial position and financial position at 31 December, 2003, and the consolidated results of operations, results of operations, and consolidated cash flows and cash flows for the year then ended.

KPMG HUAZHEN                               Certified Public Accountants
                                           Registered in the People's Republic
                                             of China
8/F, Office Tower E2
Oriental Plaza                             JIN NAI WEN
No.1, East Chang An Avenue                 CHEN YU HONG
Beijing, The People' s Republic of China
Post Code: 100738                          23 April, 2004

100        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

CONSOLIDATED BALANCE SHEET
As at 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                            2003         2002
                                                  Note    RMB' 000     RMB' 000
--------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                         6     2,321,483    4,145,300
  Trade receivables                                 7       891,827      742,962
  Other receivables                                 8       316,665      404,279
  Advance payments                                  9        84,832       14,237
  Inventories                                      10       631,669      653,011
  Prepaid expenses                                 11       203,370      165,754
--------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                      4,449,846    6,125,543
--------------------------------------------------------------------------------

LONG-TERM EQUITY INVESTMENTS                       12       622,372      576,850
--------------------------------------------------------------------------------

Fixed assets:
  Cost                                                   40,898,104   37,080,309
  Less: accumulated depreciation                         11,502,684    9,514,246
--------------------------------------------------------------------------------
  Net book value of fixed assets                   13    29,395,420   27,566,063
  Construction materials                           14         1,730        1,485
  Construction in progress                         15     1,937,390    1,006,964
--------------------------------------------------------------------------------

TOTAL FIXED ASSETS                                       31,334,540   28,574,512
--------------------------------------------------------------------------------

OTHER ASSETS:
  Lease and equipment deposits                     16     2,932,591    2,147,038
  Deferred expenditure                             17        26,473       34,136
  Long-term receivables                            18         6,382       12,034
--------------------------------------------------------------------------------

TOTAL OTHER ASSETS                                        2,965,446    2,193,208
--------------------------------------------------------------------------------

TOTAL ASSETS                                             39,372,204   37,470,113
================================================================================

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        101

                                            CONSOLIDATED BALANCE SHEET (Cont' d)
                                                         As at 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                     2003         2002
                                                         Note      RMB' 000     RMB' 000
-----------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term loans                                     19       6,429,306    4,443,426
     Bills payable                                        20         447,778    1,299,680
     Trade accounts payable                               21       1,667,383      900,926
     Sales in advance of carriage                         22         466,087      390,531
     Wages payable                                                    74,956       73,702
     Staff welfare payable                                           131,284      179,984
     Taxes payable                                         4         102,134      122,657
     CAAC infrastructure development fund payable         23         353,592      280,706
     Other creditors                                      24           5,756        2,897
     Other payables                                       25         892,299      692,246
     Accrued expenses                                     26       2,386,987    2,286,136
     Long-term liabilities due within one year            27       1,985,895    2,384,498
-----------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                         14,943,457   13,057,389
-----------------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
  Long-term borrowings                                    28       4,779,678    5,911,590
  Obligations under finance leases                        29       5,543,084    6,631,751
  Provision for major overhauls                           30         189,464      141,887
  Deferred credits                                        31         217,162      249,411
-----------------------------------------------------------------------------------------

TOTAL LONG-TERM LIABILITIES                                       10,729,388   12,934,639
-----------------------------------------------------------------------------------------

DEFERRED TAXATION:
  Deferred tax liabilities                                32         391,638    1,043,303
-----------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                 26,064,483   27,035,331
-----------------------------------------------------------------------------------------

MINORITY INTERESTS                                                 1,757,872    1,540,188
-----------------------------------------------------------------------------------------

The notes on pages 116 to 182 form part of these financial statements.

102        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

As at 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                2003         2002
                                                      Note    RMB' 000     RMB' 000
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Share capital                                        33     4,374,178    3,374,178
  Capital reserves                                     34     5,801,345    4,160,578
  Surplus reserves                                     35       610,341      585,372
                                                             -----------------------
  Including: Statutory public welfare fund                      172,687      171,574
                                                             -----------------------
  Retained profits                                              763,985      774,466
------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                   11,549,849    8,894,594
------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   39,372,204   37,470,113
====================================================================================

These financial statements have been approved by the Board of Directors on 23 April, 2004

   YAN ZHI QING          WANG CHANG SHUN             XU JIE BO              XIAO LI XIN
    Chairman of         Vice Chairman of           Director and         General Manager of
Board of Directors   Board of Directors and   Chief Financial Officer   Finance Department
                           President

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        103

                                                                   BALANCE SHEET
                                                         As at 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                        2003          2002
                                             Note     RMB' 000      RMB' 000
-----------------------------------------------------------------------------
ASSETS
Current assets
   Cash and cash equivalents                   6       1,404,874    2,960,337
   Trade receivables                           7         683,206      476,532
   Other receivables                           8         754,381      244,635
   Advance payments                            9          67,537        9,439
   Inventories                                10         211,489      116,649
   Prepaid expenses                           11         114,317      109,893
-----------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                   3,235,804    3,917,485
-----------------------------------------------------------------------------

LONG-TERM EQUITY INVESTMENTS                  12       3,657,618    4,290,122
-----------------------------------------------------------------------------

Fixed assets:
   Cost                                               31,795,443   26,416,967
   Less: accumulated depreciation                      8,972,242    6,856,976
-----------------------------------------------------------------------------

   Net book value of fixed assets             13      22,823,201   19,559,991
   Construction materials                     14           1,730        1,485
   Construction in progress                   15       1,543,420      637,770
-----------------------------------------------------------------------------

TOTAL FIXED ASSETS                                    24,368,351   20,199,246
-----------------------------------------------------------------------------

OTHER ASSETS:
   Lease and equipment deposits               16       2,228,754    2,065,192
   Deferred expenditure                       17          17,349       23,469
-----------------------------------------------------------------------------

TOTAL AND OTHER ASSETS                                 2,246,103    2,088,661
-----------------------------------------------------------------------------

TOTAL ASSETS                                          33,507,876   30,495,514
=============================================================================

The notes on pages 116 to 182 form part of these financial statements.

104        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

As at 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                  2003          2002
                                                       Note     RMB'000       RMB'000
---------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term loans                                      19      5,577,841     2,914,158
  Bills payable                                         20        438,135     1,299,680
  Trade accounts payable                                21      1,447,804       451,497
  Sales in advance of carriage                          22        405,851       340,457
  Wages payable                                                    30,391        36,001
  Staff welfare payable                                                 -        24,387
  Taxes payable                                          4         11,101        39,751
  CAAC infrastructure development fund payable          23        293,223       201,476
  Other creditors                                       24            689           979
  Other payables                                        25        766,741       693,726
  Accrued expenses                                      26      1,682,680     1,159,416
  Long-term liabilities due within one year             27      1,678,982     2,131,862
---------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                      12,333,438     9,293,390
---------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
  Long-term borrowings                                  28      3,670,499     4,628,372
  Obligations under finance leases                      29      5,543,084     6,631,751
  Provision for major overhauls                         30        130,992        63,389
  Deferred credits                                      31        217,162       249,411
---------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                     9,561,737    11,572,923
---------------------------------------------------------------------------------------
DEFERRED TAXATION:
  Deferred tax liabilities                              32         62,852       734,607
---------------------------------------------------------------------------------------
TOTAL LIABILITIES                                              21,958,027    21,600,920
---------------------------------------------------------------------------------------

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       105

                                                         As at 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                  2003         2002
                                                       Note      RMB'000      RMB'000
---------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Share capital                                         33      4,374,178     3,374,178
  Capital reserves                                      34      5,801,345     4,160,578
  Surplus reserves                                      35        587,545       585,372
                                                               ------------------------
  Including: Statutory public welfare fund                        172,298       171,574
                                                               ------------------------
  Retained profits                                                786,781       774,466
TOTAL SHAREHOLDERS' EQUITY                                     11,549,849     8,894,594
---------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     33,507,876    30,495,514
=======================================================================================

These financial statements have been approved by the Board of Directors on 23 April, 2004

   YAN ZHI QING        WANG CHANG SHUN             XU JIE BO             XIAO LI XIN
   Chairman of         Vice Chairman of           Director and       General Manager of
Board of Directors  Board of Directors and  Chief Financial Officer  Finance Department
                        President

The notes on pages 116 to 182 form part of these financial statements.

106        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

CONSOLIDATED INCOME AND PROFIT APPROPRIATION STATEMENT
For the year ended 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                                            2003            2002
                                                                         Note             RMB'000         RMB'000
-------------------------------------------------------------------------------------------------------------------
REVENUE FROM PRINCIPAL OPERATIONS                                         37             17,351,006      18,805,510

Less: Transfer to CAAC infrastructure development fund                                      250,802         798,386
-------------------------------------------------------------------------------------------------------------------

NET REVENUE FROM PRINCIPAL OPERATIONS                                                    17,100,204      18,007,124

Less: Costs of principal operations                                                      14,221,965      13,118,104
      Business taxes and surcharges                                       38                190,682         525,250
-------------------------------------------------------------------------------------------------------------------

PROFIT FROM PRINCIPAL OPERATIONS                                                          2,687,557       4,363,770

Add:  Profit from other operations                                        39                325,949         325,327
Less: Selling expenses                                                                    1,519,416       1,527,255
      Administrative expenses                                                               893,343       1,013,506
      Financial expenses                                                  40                995,550       1,095,219
-------------------------------------------------------------------------------------------------------------------

OPERATING (LOSS)/ PROFIT                                                                   (394,803)      1,053,117

Add:  Investment income                                                   41                 61,676          10,473
      Non-operating income                                                42                 43,083           8,627
Less: Non-operating expenses                                              43                 71,480          40,531
-------------------------------------------------------------------------------------------------------------------

(LOSS)/PROFIT BEFORE INCOME TAX                                                            (361,524)      1,031,686

Less: Income tax                                                          44               (604,727)        353,230
      Minority interests                                                                    228,715         165,111
-------------------------------------------------------------------------------------------------------------------

NET PROFIT FOR THE YEAR                                                                      14,488         513,345
===================================================================================================================

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       107

                                            For the year ended 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                  2003          2002
                                                       Note     RMB'000       RMB'000
-------------------------------------------------------------------------------------
NET PROFIT FOR THE YEAR                                            14,488     513,345

Add: Retained profits at the beginning of the year                774,466     412,343
-------------------------------------------------------------------------------------

PROFITS AVAILABLE FOR DISTRIBUTION                                788,954     925,688

Less: Transfer to statutory surplus reserve             36         23,856      51,335
      Transfer to statutory public welfare fund         36          1,113      25,667
-------------------------------------------------------------------------------------

PROFITS AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS                763,985     848,686

Less: Transfer to discretionary surplus reserve         36              -       6,736
      Dividends distributed to shareholders             36              -      67,484
-------------------------------------------------------------------------------------

RETAINED PROFITS AT THE END OF THE YEAR                           763,985     774,466
=====================================================================================

The notes on pages 116 to 182 form part of these financial statements.

108        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

INCOME AND PROFIT APPROPRIATION STATEMENT
For the year ended 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                            2003             2002
                                                           Note           RMB'000          RMB'000
---------------------------------------------------------------------------------------------------
REVENUE FROM PRINCIPAL OPERATIONS                           37           11,917,893       9,496,806

Less: Transfer to CAAC Infrastructure development fund                      167,942         375,734
---------------------------------------------------------------------------------------------------

NET REVENUE FROM PRINCIPAL OPERATIONS                                    11,749,951       9,121,072

Less: Costs of principal operations                                      10,242,766       6,324,601
      Business taxes and surcharges                         38              132,488         255,924
---------------------------------------------------------------------------------------------------

PROFIT FROM PRINCIPAL OPERATIONS                                          1,374,697       2,540,547

Add:  Profit from other operations                          39              253,060         264,363
Less: Selling expenses                                                    1,110,849         917,162
      Administrative expenses                                               547,390         412,563
      Financial expenses                                    40              887,644         988,893
---------------------------------------------------------------------------------------------------

OPERATING (LOSS)/ PROFIT                                                   (918,126)        486,292

Add:  Investment income                                     41              266,925         268,556
      Non-operating income                                  42               17,896           2,834
Less: Non-operating expenses                                43               23,962           9,329
---------------------------------------------------------------------------------------------------

(LOSS)/PROFIT BEFORE INCOME TAX                                            (657,267)        748,353

Less: Income tax                                            44             (671,755)        235,008
---------------------------------------------------------------------------------------------------

NET PROFIT FOR THE YEAR                                                      14,488         513,345
===================================================================================================

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       109

                                            For the year ended 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                   2003         2002
                                                       Note       RMB'000      RMB'000
--------------------------------------------------------------------------------------
NET PROFIT FOR THE YEAR                                            14,488      513,345

Add:  Retained profits at the beginning of the year               774,466      412,343
--------------------------------------------------------------------------------------

PROFITS AVAILABLE FOR DISTRIBUTION                                788,954      925,688

Less: Transfer to statutory surplus reserve             36          1,449       51,335
      Transfer to statutory public welfare fund         36            724       25,667
--------------------------------------------------------------------------------------

PROFITS AVAILABLE FOR DISTRIBUTION TO SHAREHOLDERS                786,781      848,686

Less: Transfer to discretionary surplus reserve         36              -        6,736
      Dividends distributed to shareholders             36              -       67,484
--------------------------------------------------------------------------------------

RETAINED PROFITS AT THE END OF THE YEAR                           786,781      774,466
======================================================================================

The notes on pages 116 to 182 form part of these financial statements.

110        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

CONSOLIDATED CASH FLOW STATEMENT
For year ended 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                           2003            2002
                                                               Note       RMB'000         RMB'000
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from sale of goods and rendering of services               17,542,503    19,074,268
  Other cash received relating to operating activities                        181,567       133,298
---------------------------------------------------------------------------------------------------

  SUB-TOTAL OF CASH INFLOWS                                                17,724,070    19,207,566
---------------------------------------------------------------------------------------------------

  Cash paid for goods and services                                         12,271,446    10,151,516
  Cash paid to and on behalf of employees                                   1,633,970     1,613,409
  Cash paid for all types of taxes                                            463,614     1,839,596
  Other cash paid relating to operating activities                            512,887       828,267
---------------------------------------------------------------------------------------------------

  SUB-TOTAL OF CASH OUTFLOWS                                               14,881,917    14,432,788
---------------------------------------------------------------------------------------------------

NET CASH INFLOW FROM OPERATING ACTIVITIES                       (i)         2,842,153     4,774,778
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received from return on investments                                     17,140         3,093
  Net cash received from disposal of fixed assets
   and other long-term assets                                                  64,757       825,667
  Refund of deposits for fixed asset purchases                              1,066,086     2,247,384
  Other cash received relating to investing activities                         13,061        52,618
---------------------------------------------------------------------------------------------------

  SUB-TOTAL OF CASH INFLOWS                                                 1,161,044     3,128,762
---------------------------------------------------------------------------------------------------

  Cash paid for acquisition of fixed assets and
   other long-term assets                                                   6,697,501     8,845,673
  Cash paid for acquisition of investments                                      4,209       138,353
---------------------------------------------------------------------------------------------------

  SUB-TOTAL OF CASH OUTFLOWS                                                6,701,710     8,984,026
---------------------------------------------------------------------------------------------------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                 (5,540,666)   (5,855,264)
---------------------------------------------------------------------------------------------------

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       111

                                                For year ended 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                         2003             2002
                                                           Note         RMB'000          RMB'000
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash received from investors                                                3,931         83,037
 Cash received from borrowings                                           9,116,113      7,093,436
 Proceeds from A share issue                                             2,640,767              -
-------------------------------------------------------------------------------------------------

 SUB-TOTAL OF CASH INFLOWS                                              11,760,811      7,176,473
-------------------------------------------------------------------------------------------------

 Cash paid for repayment of borrowings                                   9,947,252      3,741,471
 Cash paid for dividends or interest                                       938,863      1,167,377
-------------------------------------------------------------------------------------------------

 Sub-total of cash outflows                                             10,886,115      4,908,848
-------------------------------------------------------------------------------------------------

NET CASH INFLOW FROM FINANCING ACTIVITIES                                  874,696      2,267,625
-------------------------------------------------------------------------------------------------

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS      (iii)        (1,823,817)     1,187,139
=================================================================================================

The notes on pages 116 to 182 form part of these financial statements.

112        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

For year ended 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                                                  2003            2002
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS                                                   RMB'000         RMB'000
-------------------------------------------------------------------------------------------------------------------------
(i)          RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES
             Net profit                                                                            14,488         513,345
             Add:    Depreciation of fixed assets                                               2,093,928       1,854,576
                     Amortisation of deferred expenditure                                          14,089          18,120
                     Amortisation of deferred credits                                             (32,249)        (17,725)
                     Loss on sale of fixed assets                                                  19,014          28,654
                     Financial expenses                                                           975,107       1,082,026
                     Minority interests                                                           228,715         165,111
                     Investment income                                                            (61,676)        (10,473)
                     Increase in operating receivables                                           (104,791)       (342,706)
                     Decrease/ (increase) in inventories                                           21,342         (79,165)
                     Increase in prepaid expenses                                                 (37,616)        (26,235)
                     Increase in operating payables                                               140,048       1,347,664
                     Increase in sales in advance of carriage                                      75,556          19,985
                     Increase in accrued expenses                                                 117,950          26,069
                     Decrease in taxes payable                                                    (20,523)        (99,910)
                     Increase/ (decrease) in other creditors                                        2,859          (2,363)
                     (Decrease)/ increase in deferred taxation                                   (651,665)        281,579
                     Increase in provision for major overhauls                                     47,577          16,226
-------------------------------------------------------------------------------------------------------------------------

             NET CASH INFLOW FROM OPERATING ACTIVITIES                                          2,842,153       4,774,778
=========================================================================================================================

(ii)         INVESTING AND FINANCING ACTIVITIES NOT REQUIRING THE USE OF CASH
               AND CASH EQUIVALENTS:
             Purchase of fixed assets by assumption of debts                                            -         964,736
=========================================================================================================================

(iii)        NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS
             Cash and cash equivalents at the end of the year                                   2,321,483       4,145,300
             Less:   Cash and cash equivalents at the beginning of the year                     4,145,300       2,958,161
-------------------------------------------------------------------------------------------------------------------------

             NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS                             (1,823,817)      1,187,139
=========================================================================================================================

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       113

                                                             CASH FLOW STATEMENT
                                                For year ended 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                                    2003           2002
                                                                       Note        RMB'000        RMB'000
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from sale of goods and rendering of services                    11,991,375      9,725,792
   Other cash received relating to operating activities                              87,718         60,746
----------------------------------------------------------------------------------------------------------

   SUB-TOTAL OF CASH INFLOWS                                                     12,079,093      9,786,538
----------------------------------------------------------------------------------------------------------

   Cash paid for goods and services                                               9,317,477      4,270,252
   Cash paid to and on behalf of employees                                        1,255,342        881,419
   Cash paid for all types of taxes                                                 192,743        840,734
   Other cash paid relating to operating activities                                 230,534        368,326
----------------------------------------------------------------------------------------------------------

   SUB-TOTAL OF CASH OUTFLOWS                                                    10,996,096      6,360,731
----------------------------------------------------------------------------------------------------------

NET CASH INFLOW FROM OPERATING ACTIVITIES                               (i)       1,082,997      3,425,807
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash received from return on investments                                           2,693         71,028
   Net cash received from disposal of fixed assets
    and other long-term assets                                                        7,081        779,298
   Refund of deposits for fixed asset purchases                                   1,066,086      1,996,274
   Other cash received relating to investing activities                               7,666         42,446
----------------------------------------------------------------------------------------------------------

   SUB-TOTAL OF CASH INFLOWS                                                      1,083,526      2,889,046
----------------------------------------------------------------------------------------------------------

   Cash paid for acquisition of fixed assets and
    other long-term assets                                                        5,512,354      7,329,777
   Cash paid for acquisition of investments                                          12,026        570,317
----------------------------------------------------------------------------------------------------------

   SUB-TOTAL OF CASH OUTFLOWS                                                     5,524,380      7,900,094
----------------------------------------------------------------------------------------------------------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                       (4,440,854)    (5,011,048)
----------------------------------------------------------------------------------------------------------

The notes on pages 116 to 182 form part of these financial statements.

114        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

For year ended 31 December, 2003
(Prepared under PRC Accounting Rules and Regulations)

                                                                      2003           2002
                                                           Note      RMB'000        RMB'000
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash received from borrowings                                      8,083,007      6,374,224
 Proceeds from A share issue                                        2,640,767              -
--------------------------------------------------------------------------------------------

 SUB-TOTAL OF CASH INFLOWS                                         10,723,774      6,374,224
--------------------------------------------------------------------------------------------

 Cash paid for repayment of borrowings                              8,116,528      2,972,465
 Cash paid for dividends or interest                                  804,852        993,763
--------------------------------------------------------------------------------------------

 SUB-TOTAL OF CASH OUTFLOWS                                         8,921,380      3,966,228
--------------------------------------------------------------------------------------------

NET CASH INFLOW FROM FINANCING ACTIVITIES                           1,802,394      2,407,996
--------------------------------------------------------------------------------------------

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS      (iii)   (1,555,463)       822,755
============================================================================================

The notes on pages 116 to 182 form part of these financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       115

                                                For year ended 31 December, 2003
                           (Prepared under PRC Accounting Rules and Regulations)

                                                                                     2003               2002
NOTES TO THE CASH FLOW STATEMENTS                                                  RMB'000            RMB'000
---------------------------------------------------------------------------------------------------------------
(i)        RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES:
           Net profit                                                                 14,488            513,345
           Add:     Depreciation of fixed assets                                   1,574,366          1,342,887
                    Amortisation of deferred expenditure                               7,421              8,461
                    Amortisation of deferred credits                                 (32,249)           (17,725)
                    (Gain)/loss on sale of fixed assets                               (2,521)             6,980
                    Financial expenses                                               871,066            976,935
                    Investment income                                               (266,925)          (268,556)
                    (Increase)/decrease in operating receivables                    (664,172)             4,255
                    (Increase)/decrease in inventories                               (23,230)            30,451
                    Decrease/(increase) in prepaid expenses                              277             (7,486)
                    Increase in operating payables                                    93,667            647,051
                    Increase in sales in advance of carriage                          65,394             27,890
                    Increase/(decrease) in accrued expenses                           78,662            (65,616)
                    Decrease in taxes payable                                        (28,650)           (22,569)
                    Decrease in other creditors                                         (445)              (739)
                    (Decrease)/increase in deferred taxation                        (671,755)           235,008
                    Increase in provision for major overhauls                         67,603             15,235
---------------------------------------------------------------------------------------------------------------

           NET CASH INFLOW FROM OPERATING ACTIVITIES                               1,082,997          3,425,807
===============================================================================================================

(ii)       INVESTING AND FINANCING ACTIVITIES NOT REQUIRING THE USE OF CASH AND
            CASH EQUIVALENTS:
           Purchase of fixed assets by assumption of debts                                 -            964,736
===============================================================================================================

(iii)      NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS:
           Cash and cash equivalents at the end of the year                        1,404,874          2,960,337
           Less:    Cash and cash equivalents at the beginning of the year         2,960,337          2,137,582
---------------------------------------------------------------------------------------------------------------

           NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS                  (1,555,463)           822,755
===============================================================================================================

The notes on pages 116 to 182 form part of these financial statements.

116    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

NOTES TO THE FINANCIAL STATEMENTS
(Prepared under PRC Accounting Rules and Regulations)

1        BACKGROUND OF THE COMPANY

         China Southern Airlines Company Limited (the "Company") and its subsidiary companies (collectively the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

         The Company is a joint stock limited company established by China Southern Air Holding Company ("CSAHC") pursuant to approval document Ti Gai Sheng [1994] No. 139 from the State Commission for Economic Restructuring of the Peoples' Republic of China ("PRC"). CSAHC injected airline-related assets and liabilities as at 1 January, 1994 into the Company in exchange for 2,200,000,000 domestic shares with a par value of RMB1.00 each. The Company was established on 25 March, 1995, and took over the control of the airline business from CSAHC since that date.

         Pursuant to an approval document Zheng Wei Fa [1997] No. 33 from the China Securities Regulatory Commission, the Company listed its 1,174,178,000 H Shares on both the Stock Exchange of Hong Kong Limited and the New York Stock Exchange in July 1997.

         Pursuant to an extraordinary general meeting of shareholders held on 21 May, 2002, a resolution was passed authorising the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. Pursuant to an approval document (2003) No. 70 from the China Securities Regulatory Commission, the Company issued and listed its 1,000,000,000 A shares with a par value of RMB1.00 each on the Stock Exchange of Shanghai in July 2003.

         On 13 March, 2003, the Company obtained an approval certificate Wai Jing Mao Zi Yi [2003] No. 273 from the Ministry of Commerce to change to a permanent limited company with foreign investments and obtained the business licence (Qi Gu Guo Fu Zi No. 000995) on 17 October, 2003 issued by the State Administration of Industry and Commerce of the People's Republic of China.

2        CHANGE IN ACCOUNTING POLICY

         The Company changed its accounting policy in order to conform with the revised "Accounting standard for business enterprises - Events occurring after the balance sheet date" ("Revised Standard"). According to the original standard, the appropriation of profit for the current year approved by the board of directors after the balance sheet date was an adjusting event. Pursuant to the revised "Accounting standard for business enterprises - Events occurring after the balance sheet date" (Cai Kuai [2003] No. 12) issued by the Ministry of Finance ("MOF") on 14 April, 2003, cash dividends for the current period declared and approved by the board of directors after the balance sheet date, but before the financial statements are authorised for issue, should be presented separately under shareholders' funds on the balance sheet. The Company has adopted the Revised Standard by adjusting retrospectively for the dividend for 2001 which was paid in 2002.

         This change in accounting policy has no impact on the retained profits as at 1 January, 2003. The effect of the change in accounting policy for prior years is set out below:

                                                                 BEFORE                                    AFTER
                                                               ADJUSTMENT             ADJUSTMENT        ADJUSTMENT
                                                                RMB' 000               RMB' 000          RMB' 000
------------------------------------------------------------------------------------------------------------------
Retained profits at 1 January, 2002                              344,859                67,484            412,343
=================================================================================================================

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         117

                           (Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES

         The significant accounting policies adopted by the Group in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises and the "Accounting Regulations for Business Enterprises" and other relevant regulations issued by the MOF. Pursuant to a notice Cai Kuai (2003) No.18 from the MOF, the Group adopts the "Accounting Method for Civil Aviation Industry" since 1 January, 2003. The significant accounting policies adopted in the preparation of these financial statements are set out below:

         (a)      ACCOUNTING YEAR

                  The accounting year of the Group is from 1 January to 31 December.

         (b)      BASIS OF CONSOLIDATION

                  The consolidated financial statements have been prepared in accordance with "Accounting Regulations for Business Enterprises" and Cai Kuai Zi [1995] No.11 "Provisional regulations on consolidated financial statements" issued by the MOF.

                  The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities in which the Company has more than 50% equity interest or those entities controlled by the Company. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when the Company has more than 50% equity interest, or when the Company does not have more than 50% equity interest, but has control over those entities. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements. For those subsidiaries whose assets and results of operations are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries.

                  Where the accounting policies adopted by subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant intercompany balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

                  For those jointly controlled entities which the Company has joint control with other investors under contractual arrangements, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to the percentage of holding of equity interest in those entities in the consolidated financial statements.

         (c)      BASIS OF PREPARATION

                  The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

118    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (d)      REPORTING CURRENCY

                  The financial statements are prepared in Renminbi.

         (e)      TRANSLATION OF FOREIGN CURRENCIES

                  Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the gains and losses relating to the transactions referred to below, are dealt with in the income statement.

                  Exchange differences directly relating to the purchase or construction of fixed assets (including exchange differences on funds borrowed specifically for the purchase or construction of fixed assets) before they are ready for use are capitalised as part of the cost of fixed assets.

         (f)      CASH EQUIVALENTS

                  Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

         (g)      ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  Trade accounts receivable showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivable showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience.

                  Allowances for other receivables are made based on the nature of the receivables and estimation of the corresponding collectibility risk.

         (h)      INVENTORIES

                  Inventories, which consist primarily of expendable spare parts and supplies, are carried at the lower of cost and net realisable value. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realisable value of each class of inventories is recognised as a provision for diminution in value of inventories. Net realisable value is determined based on amount recoverable in the normal course of business after the balance sheet date or estimates made by management based on market conditions. Inventories are recorded using the perpetual stocking method.

                  Inventories are amortised in full when issue for use.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         119

                           (Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (i)      LONG-TERM EQUITY INVESTMENTS

                  Long-term investments are stated at the lower of cost and the recoverable amount. A provision for impairment is determined on an individual basis on difference between the cost and the recoverable amount, if the latter is lower.

                  A long-term equity investment in an investee enterprise that the Company has the power to control, jointly control or exercise significant influence over is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the net assets of the enterprise. Equity investment difference, which is the difference between the initial investment cost and the Company's share of the equity of the investee enterprise, is accounted for as follows:

                  - Any excess of the initial investment cost over the Company's share of the equity is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement.

                  - Any shortfall of the initial investment cost over the Group's share of investors' equity is amortised on a straight-line basis over 10 years if the investment was acquired before the issuance of the "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Cai Kuai [2003] No. 10) on 7 April, 2003. Otherwise, the shortfalls are recognised in "Capital surplus - reserve for equity investment".

                  A long-term equity investment in an investee enterprise that the Group does not control, jointly control or exercise significant influence over is accounted for under the cost method. Investment income is recognised when an investee enterprise declares a cash dividend or distributes profits.

                  Upon disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying value of the investments is recognised in the income statement.

120    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (j)      FIXED ASSETS AND CONSTRUCTION IN PROGRESS

                  Fixed assets represent the assets held by the Group for rendering services and administrative purposes with useful lives over 1 year and comparatively high unit values.

                  Fixed assets are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Construction in progress are stated in the balance sheet at cost less impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

                  All direct and indirect costs related to the acquisition or construction of fixed assets, incurred before the assets are ready for their intended uses, are capitalised as construction in progress. Those costs include borrowing costs, which include foreign exchange differences, on specific borrowings for the construction of the fixed assets during the construction period.

                  Construction in progress is transferred to fixed assets when the asset is ready for its intended use.

                  Pursuant to an approval document Cai Kuai Han [2004] No. 39 from the MOF, the Group accounts for rotables as fixed assets.

                  Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. The respective estimated useful lives, residual values and annual depreciation rates for fixed assets are as follows:

                                                                                 DEPRECIABLE LIFE        RESIDUAL VALUE
Owned and leased aircraft                                                         8 to 15 years               28.75%
Other flight equipment:
  -  Jet engines                                                                  8 to 15 years                   3%
  -  Others, including high value rotables                                        8 to 15 years                 Nil
Buildings                                                                        15 to 40 years                 Nil
Machinery and equipment                                                           5 to 10 years                   3%
Motor vehicles                                                                          6 years                   3%

                  Land use rights are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses, and are amortised on a straight line basis over the period for land use rights.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         121

                           (Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (k)      LEASED ASSETS

                  (i)      FINANCE LEASE

                           A finance lease is a lease that transfers substantially all the risks and benefits of ownership of an asset to the lessee, whether or not the legal title to the asset is eventually transferred. Flight equipment acquired by way of finance leases are stated at an amount equal to the lower of their original carrying value in the books of the legal owner (the lessor) and the present value of the minimum lease payments at inception of the lease. Depreciation of leased assets is calculated using the straight-line method. If there is no reasonable certainty that the lessee will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over the shorter of the lease term or their estimated useful lives. If there is reasonable certainty that the lessee will obtain ownership of the leased assets at the end of the lease term, the leased assets are depreciated over their estimated useful lives. At the inception of the lease, the minimum lease payments are recorded as obligations under finance leases. The difference between the value of the leased assets and the minimum lease payments is recognised as unrecognised finance charges under finance leases.

                           Unrecognised finance charges are amortised on an effective interest method over the lease term.

                  (ii)     OPERATING LEASE

                           An operating lease is a lease other than a finance lease. Operating lease payments are charged to the income statement on a straight line basis over the terms of the related leases. Contingent rental is recognised as expenses of the current period when actually occurs.

         (l)      DEFERRED EXPENDITURE

                  Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised on a straight line basis over the terms of the related leases.

122    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (m) IMPAIRMENT OF LONG-TERM INVESTMENTS, FIXED ASSETS, CONSTRUCTION IN PROGRESS AND OTHER ASSETS

                  The carrying amounts of individual assets are reviewed regularly to determine whether the recoverable amounts have declined below the carrying value. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the estimated net selling price and the estimated value in use. In determining the value in use, estimated future cash flows to be generated by the asset are discounted to their present value. The provision for impairment loss is determined on an item-by-item basis and recognised as an expense in the income statement.

                  If there is an indication that an impairment loss recognised for an asset in prior years may no longer exist, or if there has been a change in the estimates used to determine the recoverable amount, which reduces the impairment loss, the provision for impairment loss is reversed. The reversed amount is credited to the income statement in the period in which the reversal is recognised.

         (n)      INCOME TAX

                  Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current and deferred tax.

                  Current tax is calculated at the applicable tax rate on taxable profit.

                  Deferred tax is provided under the liability method, for timing differences between the accounting profit before tax and the taxable profit arising from the differences in the accounting and tax treatment of income and expenses or losses. When the tax rates change or new types of tax are levied, adjustments are made to the amounts originally recognised for the timing differences. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

                  Deferred tax assets arising from the tax value of losses, which are expected to be utilised against future taxable income, are set off against the deferred tax liabilities of the same tax payer and within the same jurisdiction. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

         (o)      MAINTENANCE AND OVERHAUL COSTS

                  Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls that are required to be performed on the related aircraft prior to their return to the lessors.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         123

                           (Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (p)      REVENUE RECOGNITION

                  Provided it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement as follows:.

                  (i) Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage;

                  (ii) Revenues from airline-related businesses are recognised when the relevant services are rendered;

                  (iii) Interest income is recognised on a time-apportioned basis on the principal outstanding and at the applicable rate; and

                  (iv) Dividend income is recognised when the Group's right to receive the dividend is established.

         (q)      TRAFFIC COMMISSIONS

                  Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

         (r)      BORROWING COSTS

                  Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period in which the assets are brought to their intended uses.

                  Except for the above borrowing costs, other borrowing costs are recognised as financial expenses in the income statement when incurred.

         (s)      DIVIDENDS

                  Cash dividends to shareholders are recognised in the income and profit appropriation statement when approved. Dividends proposed or approved after the balance sheet date but before the date on which the financial statements are authorised for issue are separately disclosed under shareholders' equity in the balance sheet.

         (t)      RETIREMENT BENEFITS

                  Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the income statement as and when incurred.

124    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

3        SIGNIFICANT ACCOUNTING POLICIES (cont'd)

         (u)      FREQUENT FLYER AWARD PROGRAMMES

                  The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost of providing free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly, to reflect the acquittal of the outstanding obligations.

                  Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

         (v)      RELATED PARTY

                  Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

4        TAXATION

         (a)      TAXES APPLICABLE TO RENDERING OF SERVICES BY THE GROUP ARE AS
                  FOLLOWS:

 CATEGORIES OF TAXES           TAX RATES                        BASIS OF TAX
Business tax                   3% or 5%        Traffic revenue, ground services income and
                                               commission income. All inbound international
                                               and Hong Kong regional flights are exempted
                                               from business tax.
City construction tax                7%        Business tax
Education surcharge                  3%        Business tax

                  Pursuant to approval documents Cai Shui [2003] No. 113 and Cai Shui [2003] No. 227 jointly issued by the MOF and State Tax Bureau, passenger revenue from airline operations are exempted from business tax, city construction tax and education surcharge during the period from 1 May, 2003 to 31 December, 2003.

                  As mentioned in Note 1 to the financial statements, the Company's status has changed to foreign investment enterprise. Accordingly, pursuant to the relevant regulations, the Company is exempted from city construction tax and education surcharge since 1 October, 2003.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         125

                           (Prepared under PRC Accounting Rules and Regulations)

4        TAXATION (cont'd)

         (b)      INCOME TAX

                  The tax rate applicable to the Company for the period from 1 January, 2003 to 30 September, 2003 and for the period from 1 October, 2003 to 31 December, 2003 is 33% and 15% respectively.

                  On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% beginning from that date.

                  In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the period.

                  Certain subsidiaries and jointly controlled entities of the Company have been granted with tax concessions which are set out below:

                                                   APPLICABLE
        NAME OF SUBSIDIARIES                        TAX RATE                   REASONS FOR GRANTING CONCESSION
Zhuhai Airlines Company Limited                         15%          Operated in a special economic zone and
                                                                     accordingly enjoyed a reduced income tax rate
                                                                     pursuant to documents Cai Shui Zi (86) No. 122
                                                                     and Cai Shui Zi (87) No. 115.
Southern Airlines Group
   Shantou Airlines Company Limited                     15%          Ditto

Xiamen Airlines Company Limited                         15%          Ditto

Guangzhou Nanland Air Catering                          27%          Pursuant to Rules and Regulations for
   Company Limited                                                   Implementation of Income Tax for Foreign
                                                                     Investment Enterprises and Foreign Enterprises
                                                                     of the PRC, the applicable state income tax
                                                                     rate is 24% and local income tax rate is 3%

Zhuhai Xiang Yi Aviation Technology                      -           Pursuant to Zhu Guo Shui Hang [2003] 94
   Company Limited                                                   issued by Zhuhai Municipal State Tax Bureau, the entity was exempted from income tax.

126    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

4        TAXATION (cont'd)

         (b)      INCOME TAX (cont' d)

       NAME OF JOINTLY                        APPLICABLE
      CONTROLLED ENTITY                        TAX RATE                 REASONS FOR GRANTING CONCESSION
Guangzhou Aircraft Maintenance                   15%            Pursuant to Sui Guo Shui Zhi Fa [2001] No. 77
  Engineering Company Limited                                   issued by Guangzhou Municipal State Tax Bureau, the
                                                                applicable income tax rate is 15% since 2000.

         (c)      TAX PAYABLE

                                           THE GROUP                    THE COMPANY
                                       2003           2002           2003           2002
                                     RMB'000        RMB'000        RMB'000        RMB'000
------------------------------------------------------------------------------------------
Enterprise income tax                  46,052         33,734              -              -
Business tax                           25,224         75,256          2,732         35,998
City construction tax                   1,663          5,463            956          3,032
Value added tax                        12,829          6,694            177            250
Other                                  16,366          1,510          7,236            471
------------------------------------------------------------------------------------------
Total                                 102,134        122,657         11,101         39,751
==========================================================================================

5        CAAC INFRASTRUCTURE DEVELOPMENT FUND

         The CAAC infrastructure development fund is levied at a certain percentage on traffic revenue and payable to the CAAC. Pursuant to the regulation, Cai Zhong Zi [1999] No. 11 jointly issued by the MOF and the State Development Commission, the CAAC infrastructure development Fund is levied at 5% and 2% on domestic traffic revenue and international/Hong Kong regional traffic revenue respectively.

         Pursuant to the approval documents Cai Zong Ming Dian No. 1 and Ming Hang Ji No. 2026, the Group was exempted from paying the CAAC infrastructure development fund during the period from 1 May, 2003 to 31 December, 2003.

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         127

                                     NOTES TO THE FINANCIAL STATEMENTS (Cont' d)
                           (Prepared under PRC Accounting Rules and Regulations)

6.       CASH AND CASH EQUIVALENTS

                                              THE GROUP                                       THE COMPANY
                                  2003                     2002                      2003                      2002
                         Original                  Original                  Original                  Original
                         currency        RMB       currency       RMB        currency       RMB        currency        RMB
                           '000         '000         '000        '000          '000        '000          '000         '000
-----------------------------------------------------------------------------------------------------------------------------
Cash in hand
   Renminbi                      -        1,544            -        1,817            -          716            -        1,171
   US Dollars                  334        2,766          581        4,806          321        2,660          559        4,628
   Other currencies              -        1,081            -        1,311            -          682            -        1,128
-----------------------------------------------------------------------------------------------------------------------------
                                          5,391                     7,934                     4,058                     6,927
-----------------------------------------------------------------------------------------------------------------------------
Cash at bank
   Renminbi                      -    1,382,773            -    2,613,406            -      623,670            -    1,584,559
   US Dollars               31,562      261,227       26,642      220,522       17,890      148,069       13,694      113,354
   HK Dollars               10,136       10,802       43,443       46,096        3,570        3,805       27,198       28,860
   Japanese Yen            536,855       41,479    1,243,503       85,846      536,855       41,479    1,243,503       85,846
   Singapore Dollars         2,399       11,657        6,128       29,237        2,399       11,657        6,128       29,237
   Thai Bahts               55,520       11,587       72,633       13,901       52,496       10,956       66,690       12,764
   Malayshian Kroners       20,489       44,503       51,127      111,303       18,522       40,229       51,127      111,303
   Euro                      1,921       19,860        6,305       54,451        1,764       18,235        5,862       50,623
   Korean Won           13,440,253       95,359    2,087,009       14,380   13,472,347       93,296    1,813,465       12,495
   Vietnam Dong         41,530,902       21,974   12,182,156        6,554   41,530,902       21,974   12,182,156        6,554
   Australian Dollars        5,653       35,056        8,251       38,603        5,201       32,252        8,251       38,603
   Other currencies              -        8,837            -        2,088            -        8,837            -        1,763
-----------------------------------------------------------------------------------------------------------------------------
                                      1,945,114                 3,236,387                 1,054,459                 2,075,961
-----------------------------------------------------------------------------------------------------------------------------
Deposits in financial
   institution
   Renminbi                      -      370,978            -      540,503            -      346,357            -      516,973
   US Dollars                    -            -       43,550      360,476            -            -       43,550      360,476
-----------------------------------------------------------------------------------------------------------------------------
                                        370,978                   900,979                   346,357                   877,449
-----------------------------------------------------------------------------------------------------------------------------
Total                                 2,321,483                 4,145,300                 1,404,874                 2,960,337
=============================================================================================================================

         Deposits in financial institution represent deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associated company of the Group (Note 45).

128    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

6        CASH AND CASH EQUIVALENTS (cont'd)

         The Group does not have any collateralised or frozen bank deposits as at 31 December, 2003. As at 31 December, 2003, the Group's overseas bank deposits amounted to RMB342,555,000 (2002: RMB441,078,000). These overseas bank deposits are not subject to any significant risk of uncollectibility.

         The above cash, bank deposits and deposits with financial institution denominated in foreign currencies are translated into Renminbi at the following exchange rates:

                                 2003         2002
----------------------------------------------------
US Dollar                        8.2767       8.2773
HK Dollar                        1.0657       1.0611
Japanese Yen                   0.077263     0.069035
Singapore Dollar                4.85865      4.77050
Thai Baht                        0.2087       0.1914
Malaysian Ringgit                 2.172       2.1770
Euro                            10.3383       8.6360
Korean Won                     0.006925     0.006890
Vietnam Dong                  0.0005291    0.0005380
Australian Dollar                6.2013       4.6787
====================================================

         Note: Balances dominated in foreign currencies in these financial statements are translated into Renminbi at the above rates, unless otherwise stated.

7        TRADE RECEIVABLES

                                          THE GROUP                THE COMPANY
                                      2003         2002         2003         2002
                                    RMB'000      RMB'000      RMB'000      RMB'000
----------------------------------------------------------------------------------
Gross trade receivables             961,824      803,080      739,958      505,172
Less: Provision for
      bad and doubtful debts         69,997       60,118       56,752       28,640
----------------------------------------------------------------------------------
                                    891,827      742,962      683,206      476,532
==================================================================================

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         129

                           (Prepared under PRC Accounting Rules and Regulations)

7        TRADE RECEIVABLES (cont'd)

         The ageing analysis of trade receivables is as follows:

         THE GROUP

                                              2003                                                    2002
                                      % OF                         % OF                        % of                      % of
                                   TOTAL TRADE     BAD DEBT      BAD DEBT                   total trade     Bad debt     bad debt
                       AMOUNT      RECEIVABLES    PROVISION     PROVISION       Amount      receivables    provision    provision
                      RMB'000           %          RMB'000          %          RMB'000          %           RMB'000        %
----------------------------------------------------------------------------------------------------------------------------------
Within 1 year           896,722          93.2%         4,895           0.5%      771,411          96.1%        28,449          3.7%
After 1 year but
   within 2 years        42,408           4.4%        42,408         100.0%       18,176           2.3%        18,176        100.0%
After 2 years but
   within 3 years        14,383           1.5%        14,383         100.0%        5,150           0.6%         5,150        100.0%
After 3 years             8,311           0.9%         8,311         100.0%        8,343           1.0%         8,343        100.0%
----------------------------------------------------------------------------------------------------------------------------------
Total                   961,824         100.0%        69,997           7.3%      803,080         100.0%        60,118          7.5%
==================================================================================================================================

         THE COMPANY

                                              2003                                                     2002
                                      % OF                        % OF                         % of                        % of
                                  TOTAL TRADE     BAD DEBT       BAD DEBT                   total trade     Bad debt     bad debt
                       AMOUNT     RECEIVABLES     PROVISION     PROVISION       Amount      receivables     provision   provision
                      RMB'000         %            RMB'000          %          RMB'000          %            RMB'000        %
---------------------------------------------------------------------------------------------------------------------------------
Within 1 year           684,656          92.5%         1,450           0.2%       491,032          97.2%        14,500        3.0%
After 1 year but
   within 2 years        42,106           5.7%        42,106         100.0%         7,499           1.5%         7,499      100.0%
After 2 years but
   within 3 years         8,267           1.1%         8,267         100.0%         2,228           0.4%         2,228      100.0%
After 3 years             4,929           0.7%         4,929         100.0%         4,413           0.9%         4,413      100.0%
---------------------------------------------------------------------------------------------------------------------------------
Total                   739,958         100.0%        56,752           7.7%       505,172         100.0%        28,640        5.7%
---------------------------------------------------------------------------------------------------------------------------------

130    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

7        TRADE RECEIVABLES (cont'd)

         Provision for bad and doubtful debts

                                                    THE GROUP                  THE COMPANY
                                               2003          2002          2003          2002
                                             RMB'000       RMB'000       RMB'000       RMB'000
------------------------------------------------------------------------------------------------
Balance as at 1 January,                        60,118        59,019        28,640        28,108
Add: Charge for the year                        12,031         1,162         9,072           595
     Transfer in arising
          from dissolution of subsidiary             -             -        19,040             -
Less: Write-off during the year                  2,152            63             -            63
------------------------------------------------------------------------------------------------
Balance as at 31 December,                      69,997        60,118        56,752        28,640
================================================================================================

         There were no receivables from shareholders who hold 5% or more of the voting rights of the Company in the balance of trade receivables.

         During the year, the Group and the Company had no individually significant recovery of doubtful debts that had been fully or substantially provided for in prior years.

         At 31 December, 2003, the Group and the Company did not have any individually significant trade receivables aged over three years.

         At 31 December, 2003, the total amounts of the Group's and the Company's largest 5 trade receivables were as follows:

                                        THE GROUP                    THE COMPANY
                                   2003           2002           2003           2002
---------------------------------------------------------------------------------------
Amounts (RMB'000)                  543,365        497,388        459,410        402,238
% of total trade receivables            56%            62%            62%            80%
=======================================================================================

[LOGO]    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         131

                           (Prepared under PRC Accounting Rules and Regulations)

8        OTHER RECEIVABLES

                                       THE GROUP                  THE COMPANY
                                   2003          2002          2003          2002
                                 RMB'000       RMB'000       RMB'000       RMB'000
------------------------------------------------------------------------------------
Subsidiaries                             -             -       527,143             -
Related companies                   17,280        12,376        17,280        12,376
Others                             329,289       421,807       239,862       262,163

                                   346,569       434,183       784,285       274,539
Less: Provision for
      bad and doubtful debts        29,904        29,904        29,904        29,904
------------------------------------------------------------------------------------
                                   316,665       404,279       754,381       244,635
====================================================================================

         Provision for bad and doubtful debts

                                    THE GROUP                     THE COMPANY
                                2003           2002           2003           2002
                              RMB'000        RMB'000        RMB'000        RMB'000
------------------------------------------------------------------------------------
Balance at 1 January and
   31 December,                  29,904         29,904         29,904         29,904
====================================================================================

132    CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT         [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

8        OTHER RECEIVABLES (cont'd)

         The ageing analysis of other receivables is as follows:

         THE GROUP

                                             2003                                                      2002
                                       % OF                        % OF                          % of                      % of
                                   TOTAL OTHER     BAD DEBT      BAD DEBT                    total other    Bad debt     bad debt
                       AMOUNT      RECEIVABLES    PROVISION     PROVISION        Amount      receivables    provision    provision
                      RMB'000          %           RMB'000          %           RMB'000          %           RMB'000         %
----------------------------------------------------------------------------------------------------------------------------------
Within 1 year           285,290          82.3%             -           0.0%       382,663          88.1%             -         -
After 1 year but
   within 2 years        20,568           5.9%             -           0.0%        15,679           3.6%             -         -
After 2 years but
   within 3 years         7,330           2.1%             -           0.0%         7,336           1.7%         4,702      64.1%
After 3 years            33,381           9.7%        29,904          89.6%        28,505           6.6%        25,202      88.4%
--------------------------------------------------------------------------------------------------------------------------------
Total                   346,569         100.0%        29,904           8.6%       434,183         100.0%        29,904       6.9%
================================================================================================================================

         THE COMPANY

                                             2003                                                      2002
                                      % OF                         % OF                         % of                        % of
                                   TOTAL OTHER     BAD DEBT      BAD DEBT                    total other     Bad debt     bad debt
                       AMOUNT      RECEIVABLES    PROVISION     PROVISION        Amount      receivables    provision    provision
                      RMB'000          %           RMB'000          %           RMB'000          %           RMB'000         %
----------------------------------------------------------------------------------------------------------------------------------
Within 1 year           740,164          94.3%             -           0.0%       233,540          85.1%             -        0.0%
After 1 year but
   within 2 years         7,709           1.0%             -           0.0%         9,878           3.6%             -        0.0%
After 2 years but
   within 3 years         5,358           0.7%             -           0.0%         4,702           1.7%         4,702      100.0%
After 3 years            31,054           4.0%        29,904          96.3%        26,419           9.6%        25,202       95.4%
---------------------------------------------------------------------------------------------------------------------------------
Total                   784,285         100.0%        29,904           3.8%       274,539         100.0%        29,904       10.9%
=================================================================================================================================

         There were no receivables from shareholders who hold 5% or more of the voting rights of the Company in the balance of other receivables.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        133

                           (Prepared under PRC Accounting Rules and Regulations)

8        OTHER RECEIVABLES (cont'd)

         During the year, the Group and the Company had no individually significant recovery of doubtful debts that had been fully or substantially provided for in prior years.

         At 31 December, 2003, the Group and the Company did not have any individually significant other receivables aged over three years.

         At 31 December, 2003, the total amounts of the Group's and the Company's largest 5 other receivables were as follows:

                                   THE GROUP            THE COMPANY
                                2003       2002       2003       2002
-----------------------------------------------------------------------
Amounts (RMB'000)              110,757    191,323    458,800    188,854
% of total trade receivables        32%        44%        58%        69%
=======================================================================

9        ADVANCE PAYMENTS

         All advance payments are due within one year. There was no amount due from shareholders who hold 5% or more of the voting rights of the Company in the balance of advance payments.

10       INVENTORIES

                                          THE GROUP              THE COMPANY
                                        2003        2002        2003        2002
                                     RMB'000     RMB'000     RMB'000     RMB'000
--------------------------------------------------------------------------------
At cost:
Expendable spare parts               572,649     598,223     182,742      96,614
Consumables                           35,388      23,567      16,485       8,375
Aviation supplies                     20,372      18,740      10,562       9,762
Others                                 3,260      12,481       1,700       1,898
--------------------------------------------------------------------------------

Total                                631,669     653,011     211,489     116,649
================================================================================

         At 31 December, 2003, no provision for impairment in value was necessary for the inventories of the Group and the Company.

         All of the above inventorieswere obtained by way of purchase.

134       CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

10       INVENTORIES (cont'd)

         The Group's and the Company's cost of inventories charged to costs and expenses in the income statement were as follows:

                            2003                2002
                           RMB'000             RMB'000
------------------------------------------------------
The Group                  501,125             521,038
The Company                293,454             201,064
======================================================

11       PREPAID EXPENSES

                                               THE GROUP          THE COMPANY
                                             2003      2002      2003      2002
                            Notes          RMB'000   RMB'000   RMB'000   RMB'000
--------------------------------------------------------------------------------
Operating lease rentals      (a)           127,099   118,233    75,091    72,897
Ticket sales commission      (b)            20,900    20,900    18,500    18,500
Catering and consumables     (c)            33,313    15,687         -    13,317
Insurance premium                           11,098     2,454    11,004     2,454
Others                                      10,960     8,480     9,722     2,725
--------------------------------------------------------------------------------
Total                                      203,370   165,754   114,317   109,893
================================================================================

         Notes:

         (a) Pursuant to aircraft operating lease agreements, the Group is required to prepay one to six months' rentals to lessors. The prepaid rentals are then amortised over the relevant lease period. The balance at the period end represents the unamortised balance of the prepaid rentals.

         (b) The Group pays sales commission to sales agents for tickets sales. The sales commission is initially recorded as a prepaid expense and charged to the income statement upon the provision of the related transportation service.

         (c) A jointly controlled entity of the Group is principally engaged in the provision of engine repair and maintenance services. Consumables consumed prior to the completion of the related engine repairs and maintenance are recorded as prepaid expenses and charged to income statement upon the completion of the related engine repairs and maintenance.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        135

                           (Prepared under PRC Accounting Rules and Regulations)

12       LONG-TERM EQUITY INVESTMENTS

         THE GROUP

                                     INVESTMENTS                       OTHER
                                    IN ASSOCIATED        SHARE        EQUITY
                                      COMPANIES       INVESTMENTS   INVESTMENTS       TOTAL
                                       RMB'000          RMB'000       RMB'000        RMB'000
--------------------------------------------------------------------------------------------
Balance as at 1 January, 2003             379,796          57,438       139,616      576,850
Add: Additions                                  -               -         4,209        4,209
     Adjustment under equity
      accounting method                    44,536               -             -       44,536
Less: Disposals                             2,131               -         1,092        3,223
--------------------------------------------------------------------------------------------

Balance as at 31 December, 2003           422,201          57,438       142,733      622,372
============================================================================================

         THE COMPANY

                                                               INVESTMENTS
                                INVESTMENTS   INVESTMENTS      IN JOINTLY                      OTHER
                                     IN      IN ASSOCIATED     CONTROLLED        SHARE         EQUITY
                               SUBSIDIARIES    COMPANIES        ENTITIES       INVESTMENTS   INVESTMENTS      TOTAL
                                  RMB'000       RMB'000          RMB'000         RMB'000       RMB'000       RMB'000
--------------------------------------------------------------------------------------------------------------------
Balance as at 1 January, 2003     3,201,545        271,275         716,094           1,208       100,000   4,290,122
Add: Additions                        2,999          8,487               -               -           540      12,026
     Adjustment under equity
      accounting method             303,901         33,362         (72,413)              -             -     264,850
     Amortisation of equity
      investment differences          2,050              -               -               -             -       2,050
Less: Disposals                     906,631          2,131               -               -             -     908,762
      Dividends received              2,668              -               -               -             -       2,668
--------------------------------------------------------------------------------------------------------------------

Balance as at 31 December, 2003   2,601,196        310,993         643,681           1,208       100,540   3,657,618
====================================================================================================================

         At 31 December, 2003, no provision for impairment of the long-term equity investments of the Group and the Company was necessary.

136      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

12       LONG-TERM EQUITY INVESTMENTS (cont'd)

         In connection with the Group's overseas listing, the assets of the Group as at 31 December, 1996 were revalued. As a result of this revaluation, the Company's subsidiaries had a net revaluation deficit amounting to RMB30,284,000. The Company made corresponding adjustments amounting to RMB20,498,000 to investments in these subsidiaries. These adjustments were recorded as equity investment differences and amortised on a straight-line basis over 10 years, which represented the estimated remaining useful lives of the revalued assets of the subsidiaries. The equity investment differences are analysed as follows:

                               EQUITY
                              INVESTMENT
                             DIFFERENCES
                               RMB'000
----------------------------------------
ORIGINAL AMOUNT                   20,498
========================================
ACCUMULATED AMORTISATION:
At 1 January, 2003                12,300
Amortisation for the year          2,050
----------------------------------------
At 31 December, 2003              14,350
========================================
UNAMORTISED BALANCE:
At 31 December, 2003               6,148
========================================
At 31 December, 2002               8,198
========================================

         Details of the Group's associated companies and jointly controlled entities and the Company's subsidiaries are set out in Notes 49.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        137

                           (Prepared under PRC Accounting Rules and Regulations)

12       LONG-TERM EQUITY INVESTMENTS (cont'd)

         Details of the Group's and the Company's equity investments accounted for under the equity method are analysed as follows:

         THE GROUP

         Investments in associated companies

                                               HONG KONG
                                               BUSINESS                    HAINAN            CIVIL
                                               AVIATION      SICHUAN       PHOENIX         AVIATION
                                                CENTRE       AIRLINES    INFORMATION         CARES
                                    SA          COMPANY    CORPORATION     SYSTEM          OF XIAMEN
                                  FINANCE       LIMITED      LIMITED       LIMITED          LIMITED        TOTAL
                                  RMB'000       RMB'000      RMB'000       RMB'000          RMB'000       RMB'000
-----------------------------------------------------------------------------------------------------------------
Attributable equity interest
  Direct                                32%          20%           39%           45%            -
  Indirect                           15.42%           -                           -          17.1%
Period of operations                     -            -             -      40 years             -
Initial investment costs
 (as at 1 January, 2003)           246,476       17,081       136,500        61,266           570         461,893
=================================================================================================================

Balance as at 1 January, 2003      224,912       15,154       139,160             -           570         379,796
Add: Adjustment under the
       equity accounting
       method                       19,533         (496)       24,645             -           854          44,536
Less: Disposals                          -        2,131             -             -             -           2,131
-----------------------------------------------------------------------------------------------------------------

Balance as at 31 December, 2003    244,445       12,527       163,805             -         1,424         422,201
=================================================================================================================

138      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

12       LONG-TERM EQUITY INVESTMENTS (cont'd)

         THE COMPANY

         Investments in subsidiaries

                                                      SOUTHERN
                                 CHINA                AIRLINES
                                SOUTHERN               GROUP
                               AIRLINES      XIAMEN    SHANTOU   GUANGXI       ZHUHAI   GUIZHOU
                                (GROUP)     AIRLINES  AIRLINES  AIRLINES      AIRLINES  AIRLINES
                               SHENZHEN     COMPANY   COMPANY    COMPANY      COMPANY   COMPANY        OTHER
                               CO. (NOTE)   LIMITED   LIMITED    LIMITED      LIMITED   LIMITED     SUBSIDIARIES       TOTAL
                                RMB'000     RMB'000   RMB'000    RMB'000      RMB'000   RMB'000        RMB'000        RMB'000
------------------------------------------------------------------------------------------------------------------------------
Attributable equity interest:
  Direct                             100%         60%       60%        60%          60%       60%              -
Period of operations            10 years           -  16 years          -     20 years         -               -
Initial investment costs
  (as at 1 January, 2003)        808,980     353,061   168,000    102,540      150,000    48,000         269,276     1,899,857
==============================================================================================================================

Balance as at 1 January, 2003    896,821   1,595,231   138,816    103,975       92,890    35,196         338,616     3,201,545
Add: Additions                         -           -         -          -            -         -           2,999         2,999
     Adjustment under the
        equity accounting
        method                         -     222,175    27,836     37,942      (10,711)    8,986          17,673       303,901
     Amortisation of equity
      investment differences           -       4,053      (162)    (1,528)       3,154         -          (3,467)        2,050
Less: Disposals                  896,821           -         -          -            -         -           9,810       906,631
      Dividends received               -           -         -          -            -         -           2,668         2,668
------------------------------------------------------------------------------------------------------------------------------

Balance as at 31 December, 2003        -   1,821,459   166,490    140,389       85,333    44,182         343,343     2,601,196
==============================================================================================================================

         Note: China Southern Airlines (Group) Shenzhen Co., which was established in the PRC on 14 October 1993, was a wholly owned subsidiary of the Company. It was principally engaged in the provision of airline services. It had a registered capital of RMB808,980,000. Its operations and respective assets and liabilities were transferred to the Company upon its dissolution in March 2003.

[LOGO]     CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT        139

                           (Prepared under PRC Accounting Rules and Regulations)

12       LONG-TERM EQUITY INVESTMENTS (cont'd)

         THE COMPANY (cont'd)

         Investments in associated companies

                                                     HONG KONG
                                                     BUSINESS                     HAINAN
                                                     AVIATION       SICHUAN       PHOENIX
                                                      CENTRE        AIRLINES    INFORMATION
                                             SA       COMPANY     CORPORATION      SYSTEM
                                           FINANCE    LIMITED       LIMITED        LIMITED       TOTAL
                                           RMB'000    RMB'000       RMB'000        RMB'000      RMB'000
-------------------------------------------------------------------------------------------------------
Attributable equity interest:
  Direct                                        32%         20%            39%           45%
Initial investment costs
  (as at 1 January, 2003)                  127,299      17,081        136,500        61,266     342,146
=======================================================================================================
Balance as at 1 January, 2003              116,961      15,154        139,160             -     271,275
Add: Additions                               8,487           -              -             -       8,487
     Adjustment under the equity
       accounting method                     9,213        (496)        24,645             -      33,362
Less: Disposals                                  -       2,131              -             -       2,131
-------------------------------------------------------------------------------------------------------

Balance as at 31 December, 2003            134,661      12,527        163,805             -     310,993
=======================================================================================================

140      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

12       LONG-TERM EQUITY INVESTMENTS (cont'd)

         THE COMPANY (cont'd)

         Investments in jointly controlled entities

                                                   GUANGZHOU
                                                    AIRCRAFT
                                       CHINA      MAINTENANCE       MTU
                                       POSTAL     ENGINEERING   MAINTENANCE
                                      AIRLINES      COMPANY       ZHUHAI
                                      LIMITED       LIMITED      CO., LTD.      TOTAL
                                      RMB'000       RMB'000       RMB'000      RMB'000
--------------------------------------------------------------------------------------
Attributable equity interest
  Direct                                     49%                          50%
Period of operations                   15 years      40 years       30 years
Initial investment costs
 (as at 1 January, 2003)                150,000        86,694        261,146   497,840
======================================================================================

Balance as at 1 January, 2003           146,648       312,334        257,112   716,094
Add: Adjustment under the equity
       accounting method                (17,387)       20,510        (75,536)  (72,413)
--------------------------------------------------------------------------------------

Balance as at 31 December, 2003         129,261       332,844        181,576   643,681
======================================================================================

         The Group's and the Company's investments in the above companies are not subject to any restrictions on realisation of the investments and remittance of the investment returns.

         The Group's and the Company's share investments are analysed as follows:

                                                            PERCENTAGE      INITIAL
                                                             OF EQUITY    INVESTMENT
           NAME OF               TYPE OF       NUMBER OF     INTEREST        COST        2003       2002
      INVESTED COMPANY          INVESTMENT    SHARES HELD      HELD         RMB'000     RMB'000    RMB'000
----------------------------------------------------------------------------------------------------------
THE COMPANY
Hainan Meilan International
 Airport Company Limited           Ordinary       925,000         0.37%        1,208      1,208      1,208

SUBSIDIARIES:
Travelsky Technology Limited   Legal person    21,924,500          2.5%       33,730     33,730     33,730
China Pacific Insurance Co.
Ltd.                               Ordinary    10,000,000          0.5%       12,480     12,480     12,480
Bank of Communications             Ordinary     6,600,000        0.008%       10,020     10,020     10,020
----------------------------------------------------------------------------------------------------------
                                                                                         57,438     57,438
==========================================================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       141

                           (Prepared under PRC Accounting Rules and Regulations)

12    LONG-TERM EQUITY INVESTMENTS (cont'd)

      The Group's and the Company's other equity investments are analysed as follows:


                                                        INITIAL     PERCENTAGE
                                          INVESTMENT   INVESTMENT   OF EQUITY
                                            PERIOD        COST       INTEREST      2003      2002
       NAME OF INVESTED COMPANY             (Years)     RMB'000        HELD      RMB'000   RMB'000
--------------------------------------------------------------------------------------------------
THE COMPANY:
Haikou Meilan International Airport
  Company Limited                              -        100,000        7.4%      100,000   100,000
Hunan Southern Airlines Travel Service
  Co. Ltd.                                    10            540         54%          540         -
--------------------------------------------------------------------------------------------------
COMPANY'S TOTAL                                                                  100,540   100,000
--------------------------------------------------------------------------------------------------
THE SUBSIDIARIES:
Xiamen Aviation Industry Co. Ltd.              -         20,000         10%       20,000    20,000
CAAC Express Ltd                               -          7,603          5%        7,603     7,603
Xiamen Football Club                           -          3,000        5.2%        3,000     3,000
China Aircraft Services Ltd.                   -          1,547          1%        1,547     1,547
CAAC Data Communication Co. Ltd.               -            500          4%          500       500
Zhuhai Airlines Holiday Travel Services
  Co. Ltd. (Note)                             10          1,092         91%            -     1,092
Zhuhai Advertising Co. Ltd. (Note)            10            300         60%          300       300
Hunan Southern Airlines Travel Service
  Co. Ltd. (Note)                             10            540         51%            -       540
Zhuhai Air-Express Co. Ltd. (Note)             -            900         30%          900       900
Guilin Guangsheng Development Co. Ltd.
  (Note)                                      10            630         30%          630       630
Guangzhou Baiyun International Express
  Customs Supervision Co. Ltd. (Note)          -          2,750         55%        2,750         -
Other                                                                              4,963     3,504
--------------------------------------------------------------------------------------------------
                                                                                  42,193    39,616

--------------------------------------------------------------------------------------------------
TOTAL                                                                            142,733   139,616
==================================================================================================

         Note: The impact of these companies on the Group's results is not material. Accordingly, they are accounted for under cost method (Note 49). For those companies of which the Group has more than 50% equity interest, the Company did not consolidate these companies because their aggregate assets, liabilities and results of operation had no significant effect to the Group.

                  At 31 December, 2003, the proportion of the total amount of the Group's and the Company's investments to the net assets was 5% and 32% respectively (2002: 6% and 48% respectively).

142      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS

      THE GROUP

                                                            AIRCRAFT            OTHER FLIGHT
                                                   -------------------------     EQUIPMENT,    MACHINERY,
                                      LAND USE                    HELD UNDER     INCLUDING      EQUIPMENT
                                     RIGHTS AND                     FINANCE        ROTABLE     AND MOTOR
                                     BUILDINGS        OWNED         LEASES         SPARES       VEHICLES       TOTAL
                                       RMB'000       RMB'000        RMB'000       RMB'000       RMB'000       RMB'000
-----------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 January, 2003                    3,673,349     13,510,717    11,459,978      6,458,704    1,977,561    37,080,309
Reclassification on exercise
  of purchase options                         -        997,403      (997,403)             -            -             -
Additions                                34,680      2,818,475             -        558,594      216,654     3,628,403
Transferred from construction
  in progress                           253,833              -             -              -      121,594       375,427
Disposals                               (42,138)      (104,235)            -              -      (39,662)     (186,035)
----------------------------------------------------------------------------------------------------------------------

At 31 December, 2003                  3,919,724     17,222,360    10,462,575      7,017,298    2,276,147    40,898,104
----------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
At 1 January, 2003                      551,912      2,145,849     2,499,495      3,214,401    1,102,589     9,514,246
Reclassification on exercise
  of purchase options                         -        389,958      (389,958)             -            -             -
Charge for the year                     166,823        710,509       495,869        477,002      243,725     2,093,928
Written back on disposal                (22,155)       (54,555)            -              -      (28,780)     (105,490)
----------------------------------------------------------------------------------------------------------------------

At 31 December, 2003                    696,580      3,191,761     2,605,406      3,691,403    1,317,534    11,502,684
----------------------------------------------------------------------------------------------------------------------
Net book value:
At 31 December, 2003                  3,223,144     14,030,599     7,857,169      3,325,895      958,613    29,395,420
======================================================================================================================
At 31 December, 2002                  3,121,437     11,364,868     8,960,483      3,244,303      874,972    27,566,063
======================================================================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       143

                           (Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS (cont'd)

      THE COMPANY

                                                            AIRCRAFT            OTHER FLIGHT
                                                   -------------------------     EQUIPMENT,    MACHINERY,
                                      LAND USE                    HELD UNDER     INCLUDING      EQUIPMENT
                                     RIGHTS AND                     FINANCE        ROTABLE     AND MOTOR
                                     BUILDINGS        OWNED         LEASES         SPARES       VEHICLES       TOTAL
                                       RMB'000       RMB'000        RMB'000       RMB'000       RMB'000       RMB'000
----------------------------------------------------------------------------------------------------------------------
Cost or valuation:
At 1 January, 2003                    1,066,188     9,053,359     11,459,978      3,941,880      895,562    26,416,967
Reclassification on exercise
  of purchase options                         -       997,403       (997,403)             -            -             -
Additions through acquisition
  of subsidiary                         720,247             -              -        998,215      217,272     1,935,734
Additions                                 2,228     2,818,475              -        455,763       87,555     3,364,021
Transferred from construction
  in progress                            91,018             -              -              -        8,228        99,246
Disposals                                  (347)            -              -              -      (20,178)      (20,525)
----------------------------------------------------------------------------------------------------------------------
At 31 December, 2003                  1,879,334    12,869,237     10,462,575      5,395,858    1,188,439    31,795,443
----------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
At 1 January, 2003                      177,334     1,327,363      2,499,495      2,387,634      465,150     6,856,976
Reclassification on exercise
  of purchase options                         -       389,958       (389,958)             -            -             -
Additions through acquisition
  of subsidiary                          94,541             -              -        311,097      153,358       558,996
Charge for the year                      74,394       514,000        495,869        373,896      116,207     1,574,366
Written back on disposal                    (23)            -              -              -      (18,073)      (18,096)
----------------------------------------------------------------------------------------------------------------------
At 31 December, 2003                    346,246     2,231,321      2,605,406      3,072,627      716,642     8,972,242
----------------------------------------------------------------------------------------------------------------------
Net book value:
At 31 December, 2003                  1,533,088    10,637,916      7,857,169      2,323,231      471,797    22,823,201
======================================================================================================================
At 31 December, 2002                    888,854     7,725,996      8,960,483      1,554,246      430,412    19,559,991
======================================================================================================================

         At 31 December, 2003, no provision for impairment of the fixed assets of the Group and the Company was necessary.

144      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS (cont'd)

      At 31 December, 2003, certain aircraft and other flight equipment of the Group and the Company were mortgaged under certain bank loans and finance lease agreements (see Notes 28 and 29). The net book value of these fixed assets is analysed as follows:

                                          THE GROUP               THE COMPANY
                                       2003         2002         2003         2002
                                     RMB'000      RMB'000      RMB'000      RMB'000
------------------------------------------------------------------------------------
Aircraft
  Mortgaged under bank loans        6,718,737    5,822,076    4,938,698    3,933,109
  Mortgaged under finance leases    7,857,169    8,960,483    7,857,169    8,960,483
------------------------------------------------------------------------------------
Sub-total                          14,575,906   14,782,559   12,795,867   12,893,592

Other flight equipment
  Mortgaged under bank loans           26,621       22,184            -            -
------------------------------------------------------------------------------------

Total                              14,602,527   14,804,743   12,795,867   12,893,592
====================================================================================

      At 31 December, 2003, the net book value of the Group's and the Company's fixed assets leased out under operating leases are analysed as follows:

                                THE GROUP AND THE COMPANY
                                  2003             2002
                                RMB'000           RMB'000
---------------------------------------------------------
Land and buildings              147,098              -
Other flight equipment          178,053              -
---------------------------------------------------------
                                325,151              -
=========================================================

      The useful lives for land use rights range from 30 to 70 years. At 31 December, 2003, the remaining unamortised periods range from 17 to 65 years.

      At 31 December 2003, the net book values of the fully depreciated fixed assets of the Group and the Company in use were RMB60,345,000 and RMB42,800,000 repectively (2002: RMB18,704,000 and RMB9,465,000 repectively).

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       145

                           (Prepared under PRC Accounting Rules and Regulations)

13    FIXED ASSETS (cont'd)

      The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. As agreed, the lease payment obligations, with pre-determined net present values, were to be satisfied solely out of the sale proceeds and such amounts have been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and the agreed purchase price is to be satisfied by the balance of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. As long as the Company complies with the lease agreement, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all the risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to its use as before the Arrangements no adjustment has been made to the fixed assets. As at 31 December 2003, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,409,252,000 (2002: RMB1,322,843,000). As a result of the Arrangements, the Company received a net cash benefit of RMB51,682,000 and RMB69,121,000 in 2002 and 2003 respectively, which has been recognised as income for the respective years.

14    CONSTRUCTION MATERIALS

      The Group's and the Company's construction materials represented materials to be used for construction projects.

146      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

15    CONSTRUCTION IN PROGRESS

                                             BALANCE                                BALANCE
                                              AT 1       ADDITIONS   TRANSFERRED     AT 31
                                 BUDGETED    JANUARY,     DURING       TO FIXED    DECEMBER,   PERCENTAGE
                                  AMOUNT       2003      THE YEAR       ASSETS       2003          OF         SOURCE OF
PROJECT NAME                     RMB'000     RMB'000      RMB'000      RMB'000      RMB'000     PROGRESS       FUNDING
--------------------------------------------------------------------------------------------------------------------------
THE COMPANY
Guangzhou new airport base      3,560,000      432,580     945,483           -     1,378,063       39%      70% bank loans
Hubei catering building            30,000       23,407       4,504           -        27,911       93%      Self-financing
Zhengzhou ticket
  selling office                   48,500       21,988          28           -        22,016       45%      Self-financing
Material and
  engineering system               50,000       21,063           3           -        21,066       42%      Self-financing
Henan office building              18,880        3,717      10,269           -        13,986       74%      Self-financing
Guangzhou ticket
  selling office                   80,000       45,988      34,012     (80,000)            -      100%      Self-financing
Computerised maintenance
  information system               24,000        5,923           -      (5,923)            -       25%      Self-financing
Others                            118,919       83,104      10,597     (13,323)       80,378                Self-financing
--------------------------------------------------------------------------------------------------------------------------

COMPANY TOTAL                   3,930,299      637,770   1,004,896     (99,246)    1,543,420
--------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
Guangzhou new cargo centre        598,200            -     181,750           -       181,750       30%      35% bank loans
Fuzhou Chang Le
  airport facilities               74,600       14,839         109        (704)       14,244       19%      Self-financing
Others                            198,122       86,046           -     (46,143)       39,903                Self-financing
--------------------------------------------------------------------------------------------------------------------------

SUBSIDIARIES TOTAL                870,922      100,885     181,859     (46,847)      235,897
--------------------------------------------------------------------------------------------------------------------------
JOINTLY CONTROLLED ENTITIES
Guangzhou new airport base        434,563       53,821      98,467      (1,747)      150,541       35%      Self-financing
Zhuhai engine repair workshop     783,380      201,657      20,631    (222,288)            -       28%      70% bank loans
Others                              7,220       12,831           -      (5,299)        7,532                Self-financing
--------------------------------------------------------------------------------------------------------------------------

JOINTLY CONTROLLED ENTITIES
  TOTAL                         1,225,163      268,309     119,098    (229,334)      158,073
--------------------------------------------------------------------------------------------------------------------------
GROUP TOTAL                     6,026,384    1,006,964   1,305,853    (375,427)    1,937,390
--------------------------------------------------------------------------------------------------------------------------

      At 31 December 2003, no provision for impairment of the construction in progress of the Group and the Company was necessary.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       147

                           (Prepared under PRC Accounting Rules and Regulations)

15    CONSTRUCTION IN PROGRESS (cont'd)

      The Group's borrowing costs capitalised in the construction in progress for the year are as follows:

                                             2003             2002
                                            RMB'000          RMB'000
--------------------------------------------------------------------
Borrowing cost capitalised                   83,077           64,186
====================================================================

      The interest rates at which the Group's and the Company's borrowing costs were capitalised during the year ranged from 1.62% to 5.46% (2002: 5.70%).

16    LEASE AND EQUIPMENT DEPOSITS

                                                  THE GROUP                                     THE COMPANY
                                         2003                    2002                   2003                    2002
                                 ORIGINAL               Original                ORIGINAL               Original
                                 CURRENCY               currency                CURRENCY               currency
                                  '000      RMB'000      '000         RMB'000     '000      RMB'000      '000       RMB'000
----------------------------------------------------------------------------------------------------------------------------
Advanced payments for
  purchase of aircraft (US$)     303,940    2,515,617    210,650    1,743,610    229,487   1,899,391     210,650   1,743,610
Rental deposits for aircraft
  under operating leases (US$)    50,379      416,974     48,739      403,428     39,794     329,363      38,851     321,582
----------------------------------------------------------------------------------------------------------------------------
                                            2,932,591               2,147,038              2,228,754               2,065,192
============================================================================================================================

      Pursuant to aircraft purchase agreements, the Group is generally required to pay a deposit equal to approximately 30% of the purchase price of the aircraft to aircraft manufacturers six months prior to delivery.

      Pursuant to aircraft operating lease agreements, the Group is generally required to pay lessors rental deposits equal to approximately three months' rentals.

148      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

17    DEFERRED EXPENDITURE

                              THE GROUP    THE COMPANY
                               RMB'000       RMB'000
------------------------------------------------------
Original cost:
At 1 January, 2003              261,582      168,265
Additions for the year            6,426        1,301
Write off for the year         (203,013)    (133,013)
----------------------------------------------------

At 31 December, 2003             64,995       36,553
----------------------------------------------------

Accumulated amortisation:
At 1 January, 2003              227,446      144,796
Amortisation for the year        14,089        7,421
Written back on write off      (203,013)    (133,013)
----------------------------------------------------

At 31 December, 2003             38,522       19,204
----------------------------------------------------

Net book value:
At 31 December, 2003             26,473       17,349
====================================================
At 31 December, 2002             34,136       23,469
====================================================

      Deferred expenditure mainly comprises custom duties and other direct costs incurred in respect of the Group's and the Company's operating leased aircraft upon the inception of their respective leases. The deferred expenditure is amortised on a straight-line basis over the lease period of the aircraft.

      At 31 December, 2003, the remaining unamortised period ranged from 2 to 3 years.

18    LONG-TERM RECEIVABLES

      Long-term receivables represent insurance premium deposited with a PRC insurance company. Pursuant to the relevant insurance agreement, the insurance premium will be fully returned to the Group upon the expiry of the agreement in 2007.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       149

                           (Prepared under PRC Accounting Rules and Regulations)

19    SHORT-TERM LOANS

      The Group's and the Company's short term loans are analysed as follows:

                                                  THE GROUP                                     THE COMPANY
                                         2003                    2002                   2003                    2002
                                 ORIGINAL               Original                ORIGINAL               Original
                                 CURRENCY               currency                CURRENCY               currency
                                  '000       RMB'000     '000        RMB'000      '000      RMB'000      '000       RMB'000
----------------------------------------------------------------------------------------------------------------------------
Unsecured loans
  US Dollars                      708,879   5,867,182     318,780   2,638,639     659,422  5,457,841   272,330     2,254,158
  Hong Kong Dollars               194,355     207,124           -           -           -          -         -             -
  Renminbi                              -     120,000           -     334,287           -    120,000         -       240,000
----------------------------------------------------------------------------------------------------------------------------

Sub-total                                   6,194,306               2,972,926              5,577,841               2,494,158
----------------------------------------------------------------------------------------------------------------------------
Guaranteed loans
  Renminbi                                    235,000           -   1,470,500                      -         -       420,000
----------------------------------------------------------------------------------------------------------------------------
Sub-total                                     235,000               1,470,500           -                            420,000
----------------------------------------------------------------------------------------------------------------------------
Total                                       6,429,306               4,443,426              5,577,841               2,914,158
============================================================================================================================

      The guaranteed loans were guaranteed by the following parties:

                                          THE GROUP             THE COMPANY
                                       2003       2002       2003     2002
                                     RMB'000    RMB'000    RMB'000  RMB'000
---------------------------------------------------------------------------
CSAHC                                151,000   1,470,500      -     420,000
Guangzhou Baiyun International
Airport Company Limited               63,000           -      -           -
Shenzhen Yingshun Investment
Development Company Limited           21,000           -      -           -
---------------------------------------------------------------------------
                                     235,000   1,470,500      -     420,000
===========================================================================

      At 31 December, 2003, the Group's and the Company's weighted average interest rates on short-term borrowings were 1.76% and 1.65% respectively (2002: 3.11% and 2.66% respectively).

      At 31 December 2003, the Group and the Company had no overdue loans (2002:
      Nil).

      There were no short-term loans payable to shareholders who hold 5% or more of the voting rights of the Company.

150      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

20    BILLS PAYABLE

      THE GROUP

                                  2003                2002
                            RMB'000      %      RMB'000       %
----------------------------------------------------------------
Bank accepted bills           1,949     0.4%      24,601     1.9%
Commercial bills            445,829    99.6%   1,275,079    98.1%
----------------------------------------------------------------
Total                       447,778   100.0%   1,299,680   100.0%
================================================================

      THE COMPANY

                                  2003                2002
                            RMB'000      %      RMB'000       %
----------------------------------------------------------------
Bank accepted bills           1,949     0.4%      24,601     1.9%
Commercial bills            436,135    99.6%   1,275,079    98.1%
----------------------------------------------------------------
Total                       438,135   100.0%   1,299,680   100.0%
================================================================

      All bills payable were due within one year.

      There were no bills payable to shareholders who hold 5% or more of the voting rights of the Company.

21    TRADE ACCOUNTS PAYABLE

      The ageing analysis of trade accounts payable is as follows:

                                        THE GROUP           THE COMPANY
                                      2003       2002      2003      2002
                                    RMB'000    RMB'000   RMB'000    RMB'000
---------------------------------------------------------------------------
Within 3 months                    1,018,454   330,904     908,536  140,148
Over 3 but within 6 months           278,114   244,295     231,115  140,793
Over 6 months                        370,815   325,727     308,153  170,556
---------------------------------------------------------------------------

                                   1,667,383   900,926   1,447,804  451,497
===========================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       151

                           (Prepared under PRC Accounting Rules and Regulations)

21    TRADE ACCOUNTS PAYABLE (cont'd)

      At 31 December, 2003, the Group and the Company had no individually significant trade accounts payable aged over three years.

      There was no amount payable to shareholders who hold 5% or more voting rights of the Company included in trade accounts payable.

22    SALES IN ADVANCE OF CARRIAGE

      Sales in advance of carriage represent the proceeds from sales of the Group's and the Company's air tickets in advance of carriage. The sales in advance of carriage were aged within one year.

      There was no amount payable to shareholders who hold 5% or more voting rights of the Company included in the balance of sales in advance of carriage.

23    CAAC INFRASTRUCTURE DEVELOPMENT FUND PAYABLE

                                           THE GROUP             THE COMPANY
                                       2003       2002        2003         2002
                                     RMB'000    RMB'000      RMB'000     RMB'000
--------------------------------------------------------------------------------
At 1 January, 2003                   280,706     525,607     201,476     418,730
Add:  Amount for the year            250,802     798,386     167,942     375,734
Less: Payment during the year        177,916   1,043,287      76,195     592,988
--------------------------------------------------------------------------------
At 31 December, 2003                 353,592     280,706     293,223     201,476
================================================================================

24    OTHER CREDITORS

      Other creditors represent payables for education surcharge.

25    OTHER PAYABLES

      Included in other payables was a RMB165,995,000 payable to CSAHC, a shareholder who hold 5% or more voting rights of the Company.

      At 31 December, 2003, the Group and the Company had no individually significant other payables aged over three years.

152      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

26    ACCRUED EXPENSES

                                              THE GROUP           THE COMPANY
                                          2003       2002       2003       2002
                                Notes   RMB'000    RMB'000    RMB'000    RMB'000   REASON FOR ACCRUAL
-------------------------------------------------------------------------------------------------------
Custom duties
   and value-added tax           (a)     336,839    360,827    103,223     56,887  Accrued but not paid
Landing and takeoff fees         (b)     825,811    497,372    584,605    169,109  Accrued but not paid
Aircraft and engine
   repair charges                (b)     242,397    203,624    252,557    132,432  Accrued but not paid
Staff housing benefit
   and lump sum
   housing allowances            (c)     214,521    383,675    214,521    383,675  Accrued but not paid
Interest expense                 (d)     157,527    174,626    137,761    150,609  Accrued but not paid
Jet fuel expenses                (b)     254,801    297,626    117,756    109,640  Accrued but not paid
Sales commissions
   and bonuses                            62,212     39,808     62,212      9,562  Accrued but not paid
Air catering expenses            (b)     114,296    110,134    133,777     76,907  Accrued but not paid
Provision for major overhauls
 - current portion (Note 30)              10,717     52,000          -          -  Accrued but not paid
Seat reservation charges                  54,852     21,601     42,133      6,179  Accrued but not paid
Aircraft insurance premium                     -     31,137          -     18,240  Accrued but not paid
Operating lease rentals                   18,144     41,396     14,813          -  Accrued but not paid
Other expenses                            94,870     72,310     19,322     46,176  Accrued but not paid
-------------------------------------------------------------------------------------------------------
Total                                  2,386,987  2,286,136  1,682,680  1,159,416
=======================================================================================================

         Notes:

         (a)   CUSTOMS DUTIES AND VALUE-ADDED TAX

                  Customs duties and value-added tax mainly represent custom duties and value-added tax payable by the Group in connection with purchase of aircraft. These custom duties and value-added tax payable were capitalised as part of the aircraft's costs. The Group is required to pay the customs duties and value-added tax by instalments.

         (b) LANDING AND TAKEOFF FEES, AIRCRAFT AND ENGINE REPAIR CHARGES, JET FUEL EXPENSES AND AIR CATERING EXPENSES

                  The transaction volumes and amounts involved for the landing and takeoff fees, aircraft and engine repair costs, jet fuel expenses and air catering expenses were significant. Their settlement generally took two to three months. Therefore, such expenses were accrued in the year to which they related in order to match with the revenue.

         (c)   STAFF HOUSING WELFARE AND LUMP SUM HOUSING ALLOWANCES

                  Pursuant to Cai Kuai Zi (2001) No. 5 issued by the MOF, lump sum housing allowances payable to employees who joined the Company before 1998 but having not yet allocated with staff housing were recorded as accrued expense.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       153

                           (Prepared under PRC Accounting Rules and Regulations)

26    ACCRUED EXPENSES (cont'd)

      NOTE: (cont'd)

      (d)   INTEREST EXPENSE

          Interest expense accrual was mainly from finance lease obligations and loans in connection with purchase of aircraft. The Group was generally required to repay the principal and interest once every three or six months. Therefore, the interest expense was accrued in the year to which they related.

27    LONG-TERM LIABILITIES DUE WITHIN ONE YEAR

                                               THE GROUP                                   THE COMPANY
                                       2003                  2002                  2003                  2002
                               ORIGINAL               Original              ORIGINAL              Original
                               CURRENCY               currency              CURRENCY              currency
                                 '000      RMB'000     '000      RMB'000     '000      RMB'000     '000       RMB'000
----------------------------------------------------------------------------------------------------------------------
Long term borrowings due
   within one year (Note 28)
Guaranteed (RMB)                       -      1,580          -          -          -          -          -           -
Unsecured (RMB)                        -     63,810          -          -          -          -          -           -
Mortgaged and guaranteed
   (US$)                          73,647    609,553     96,225    796,485     46,048    381,127     66,255     548,415
Mortgaged (US$)                    1,582     13,097      2,576     21,315                            2,024      16,749
----------------------------------------------------------------------------------------------------------------------
Sub-total                                   688,040               817,800               381,127                565,164
----------------------------------------------------------------------------------------------------------------------
Obligations under finance
   leases due within one year
   (Note 29)
Mortgaged and guaranteed
    - US Dollars                 135,357  1,120,312    154,214  1,276,473    135,357  1,120,312    154,214   1,276,473
    - Japanese Yen             2,297,904    177,543  4,204,027    290,225  2,297,904    177,543  4,204,027     290,225
----------------------------------------------------------------------------------------------------------------------
Sub-total                                 1,297,855             1,566,698             1,297,855              1,566,698
----------------------------------------------------------------------------------------------------------------------
Total                                     1,985,895             2,384,498             1,678,982              2,131,862
======================================================================================================================

154      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

28    LONG-TERM BORROWINGS

      THE GROUP

                                          2003                               2002
                                        ORIGINAL                           Original
                            INTEREST    CURRENCY               Interest    Currency
                              RATE       '000      RMB'000       Rate       '000       RMB'000
-----------------------------------------------------------------------------------------------
Renminbi loans:
  Loans for construction
    projects                 4.94% to          -     89,144     4.94% to          -     969,994
                                 5.25%                              6.21%
                          Non-interest         -      3,000  Non-interest         -       3,000
                          bearing                            bearing
  Loans for purchase
    of aircraft                  5.49%         -     63,500     5.02% to          -   2,310,268
                                                                    5.43%
US dollar loans:
  Loans for purchase
    of aircraft              1.48% to    618,341  5,117,821     5.00% to    413,908   3,426,038
                                 8.33%                              8.33%
  Loans for purchase
    of flight equipment          8.35%     1,582     13,097         8.35%     2,427      20,090

  Loans for construction
    projects                 1.91% to     21,887    181,156                       -           -
                                 1.94%
-----------------------------------------------------------------------------------------------
                                                  5,467,718                           6,729,390
Less: Current portion of
    long-term borrowings
    (Note 27)                                       688,040                             817,800
-----------------------------------------------------------------------------------------------
                                                  4,779,678                           5,911,590
===============================================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       155

                           (Prepared under PRC Accounting Rules and Regulations)

28    LONG-TERM BORROWINGS (cont'd)

      THE COMPANY

                                      2003                            2002
                                    ORIGINAL                        Original
                          INTEREST  CURRENCY             Interest   currency
                            RATE      '000     RMB'000     rate       '000      RMB'000
----------------------------------------------------------------------------------------
Renminbi loans:
  Loans for construction
    projects                     -         -          -  5.22% to          -     850,000
                                                             6.21%
  Loans for purchase
    of aircraft                  -         -          -  5.02% to          -   2,231,768
                                                             5.43%
US dollar loans:
  Loans for purchase
    of aircraft           1.48% to                       5.00% to
                             8.33%   489,522  4,051,626      8.33%   255,128   2,111,768
----------------------------------------------------------------------------------------
                                              4,051,626                        5,193,536
Less: Current portion of
    long-term borrowings
    (Note 27)                                   381,127                          565,164
----------------------------------------------------------------------------------------
                                              3,670,499                        4,628,372
========================================================================================

156      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

28    LONG-TERM BORROWINGS (cont'd)

      The long-term borrowings by borrowing terms are analysed as follows:

                                      THE GROUP            THE COMPANY
                                  2003       2002         2003       2002
                                RMB'000     RMB'000     RMB'000    RMB'000
--------------------------------------------------------------------------
Unsecured loans                    85,149    110,307          -          -
Guaranteed loans                  430,451  2,501,305    228,800  2,410,118
Mortgaged loans                 2,387,532    756,833  2,324,435    736,743
Mortgaged and guaranteed loans  2,564,586  3,360,945  1,498,391  2,046,675
--------------------------------------------------------------------------
                                5,467,718  6,729,390  4,051,626  5,193,536
==========================================================================

      The guaranteed loans were guaranteed by the following parties:

                      THE GROUP             THE COMPANY
                  2003         2002      2003         2002
                 RMB'000     RMB'000    RMB'000     RMB'000
-----------------------------------------------------------
CSAHC            420,399    1,939,774   228,800   1,860,118
SA Finance        10,052      561,531         -     550,000
-----------------------------------------------------------
                 430,451    2,501,305   228,800   2,410,118
===========================================================

      The mortgaged and guaranteed loans were secured by mortgages over certain of the Group's and the Company's aircraft (Note 13), and were guaranteed by the following parties:

                                THE GROUP              THE COMPANY
                            2003         2002        2003        2002
                          RMB'000      RMB'000     RMB'000     RMB'000
-----------------------------------------------------------------------
Export-Import Bank
of the United States     2,207,393    2,680,801   1,236,160   1,536,835
Bank of China              357,193      604,010     262,231     433,706
China Construction Bank          -       76,134           -      76,134
-----------------------------------------------------------------------
                         2,564,586    3,360,945   1,498,391   2,046,675
=======================================================================

      The mortgaged loans were secured by mortgages over certain of the Group's and the Company's aircraft and other flight equipment (Note 13).

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       157

                           (Prepared under PRC Accounting Rules and Regulations)

28    LONG-TERM BORROWINGS (CONT'D)

      The maturity analysis of the long-term borrowings is as follows:

                               THE GROUP            THE COMPANY
                            2003       2002       2003       2002
                          RMB'000    RMB'000    RMB'000    RMB'000
-------------------------------------------------------------------
Balance due:
Within one year            688,040    817,800    381,127    565,164
In the second year         682,492    842,036    401,466    522,482
In the third year          488,225  1,078,074    257,299    760,740
After the third year     3,608,961  3,991,480  3,011,734  3,345,150
-------------------------------------------------------------------
                         5,467,718  6,729,390  4,051,626  5,193,536
===================================================================

      There was no amount due to shareholders who hold 5% or more of the voting rights of the Company included in the balance of long-term borrowings.

29    OBLIGATIONS UNDER FINANCE LEASES

      THE GROUP AND THE COMPANY

                                                                          2003       2002
                                                                        RMB'000     RMB'000
--------------------------------------------------------------------------------------------
At 1 January,                                                          8,198,449   9,143,563
Add: Additions for the year                                                    -     426,192
     Effect due to fluctuations of foreign exchange rates                197,880     174,911
Less: Payments during the year                                         1,555,390   1,546,217
--------------------------------------------------------------------------------------------
At 31 December,                                                        6,840,939   8,198,449
Less: Balance due within one year (Note 27)                            1,297,855   1,566,698
--------------------------------------------------------------------------------------------
                                                                       5,543,084   6,631,751
============================================================================================

158      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

29    OBLIGATIONS UNDER FINANCE LEASES (cont'd)

      Obligations under finance leases represent the Group's commitments under finance lease agreements in respect of aircraft and related equipment expiring during 2004 to 2009. At 31 December, 2003, the weighted average interest rate for obligations under finance leases was 5.88%. Future payments of the Group's and the Company's obligations under finance leases are as follows:

                         2003          2002
                        RMB'000      RMB'000
---------------------------------------------
Balance due:
Within one year        1,297,855    1,566,698
In the second year     1,066,451    1,273,144
In the third year      1,196,858    1,066,263
After the third year   3,279,775    4,292,344
---------------------------------------------
                       6,840,939    8,198,449
=============================================

      Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

      Certain of the Group's and the Company's aircraft were pledged to secure facilities with financial institutions granted to lessors. The carrying amounts of these aircraft at 31 December, 2003 are disclosed in Note 13.

      The Group's and the Company's obligations under finance leases were guaranteed by the following parties:

                                                 2003         2002
                                                RMB'000     RMB'000
--------------------------------------------------------------------
Bank of China                                  2,577,034   3,608,705
The Industrial and Commercial Bank of China    4,263,905   4,589,744
--------------------------------------------------------------------
Total                                          6,840,939   8,198,449
====================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       159

                           (Prepared under PRC Accounting Rules and Regulations)

29    OBLIGATIONS UNDER FINANCE LEASES (cont'd)

      At 31 December, 2003, the Group's and the Company's obligations under finance leases analysed by original currencies were as follows:

                          2003                     2002
                 ORIGINAL                 Original
                 CURRENCY                 Currency       2002
                   '000       RMB'000      '000         RMB'000
----------------------------------------------------------------
US Dollars         478,058   3,956,739     613,415     5,077,419
Japanese Yen    20,531,761   1,586,345  22,515,137     1,554,332
----------------------------------------------------------------
                             5,543,084                 6,631,751
================================================================

      Balance due within one year is disclosed in Note 27 to the financial statements.

      There was no amount due to shareholders who hold 5% or more of the voting rights of the Company included in the balance of obligations under finance leases.

30    PROVISION FOR MAJOR OVERHAULS

                                     THE GROUP    THE COMPANY
                                      RMB'000       RMB'000
-------------------------------------------------------------
Balance at 1 January, 2003            193,887       63,389
Including current portion              52,000            -
Add: Provision for the year            68,620       67,603
Less: Utilisation during the year      62,326            -
-------------------------------------------------------------
Balance at 31 December, 2003          200,181      130,992
Less: Current portion included in
  accrued expenses (Note 26)           10,717            -
-------------------------------------------------------------
                                      189,464      130,992
=============================================================

160         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

31       DEFERRED CREDITS

         THE GROUP AND THE COMPANY

                                                                     GAIN ON             REBATES ON
                                                                 SALE AND LEASE           AIRCRAFT
                                                                BACK TRANSACTION       OPERATING LEASE       TOTAL
                                                                     RMB' 000              RMB' 000         RMB' 000
--------------------------------------------------------------------------------------------------------------------
COST:
At 1 January, 2003 and 31 December, 2003                              258,899                24,385          283,284
====================================================================================================================
ACCUMULATED AMORTISATION:
At 1 January, 2003                                                     18,465                15,408           33,873
Amortisation for the year                                              29,588                 2,661           32,249
--------------------------------------------------------------------------------------------------------------------
At 31 December, 2003                                                   48,053                18,069           66,122
--------------------------------------------------------------------------------------------------------------------

NET BOOK VALUE:
At 31 December, 2003                                                  210,846                 6,316          217,162
====================================================================================================================
At 31 December, 2002                                                  240,434                 8,977          249,411
====================================================================================================================

         Pursuant to certain sale and leaseback arrangements, the Company sold certain aircraft to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. The gains on sale and leaseback arrangements, being the excess of the sale proceeds, which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs, were deferred and amortised over the period the aircraft were expected to be used.

         Pursuant to certain operating lease arrangements for aircraft entered into in 1998, the Group received cash rebates totalling RMB24,385,000 from a lessor. Such rebates have been deferred and amortised over the terms of the respective leases.

32       DEFERRED TAXATION

         The movements of net deferred tax liabilities are as follows:

                                                                THE GROUP         THE COMPANY
                                                                 RMB' 000           RMB' 000
---------------------------------------------------------------------------------------------
Balance at 1 January, 2003                                      1,043,303             734,607
Less: Addition for the year (Note 44)                             135,420             155,510
      Effect of change in income
      tax rate (Note 4b & 44)                                     516,245             516,245
---------------------------------------------------------------------------------------------
Sub-total                                                         651,665             671,755
---------------------------------------------------------------------------------------------
Balance at 31 December, 2003                                      391,638              62,852
=============================================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       161

                           (Prepared under PRC Accounting Rules and Regulations)

32       DEFERRED TAXATION (cont'd)

         The net deferred tax liabilities were made up of the taxation effects of:

                                                                     THE GROUP                    THE COMPANY
                                                                2003           2002             2003         2002
                                  Notes                       RMB' 000       RMB' 000         RMB' 000     RMB' 000
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Tax losses                      (a)                         222,936        149,338          222,936      149,338
   Repairs and maintenance
     accruals                      (b)                          87,608         63,896           93,097       69,385
   Rotable repair charges
     capitalised                   (c)                         261,312        319,697          199,292      259,147
   Accrued expenses                (d)                          18,883        115,543           18,883      115,543
   Gains on sale and leaseback
     transactions                  (e)                          31,627         80,703           31,627       80,703
   Other                                                         8,989         32,580           10,829       32,580
-------------------------------------------------------------------------------------------------------------------
   Total deferred tax assets                                   631,355        761,757          576,664      706,696
-------------------------------------------------------------------------------------------------------------------
 Deferred tax liabilities:
   Undistributed profits of
        subsidiaries               (f)                               -        254,210                -      254,210
   Repairs and maintenance
        accruals                   (b)                          80,545         78,083                -            -
   Depreciation of fixed assets    (g)                         872,741      1,403,278          615,503    1,187,093
   Other                                                        69,707         69,489           24,013            -
-------------------------------------------------------------------------------------------------------------------

   Total deferred tax liabilities                            1,022,993      1,805,060          639,516    1,441,303
-------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities                                  (391,638)    (1,043,303)         (62,852)    (734,607)
===================================================================================================================

         Notes:

         (a)      TAX LOSSES

                  Pursuant to relevant tax regulations, taxable losses can be carried forward over a maximum period of five years to be offset against future taxable profits. The deferred tax is recognised based on the unutilised taxable losses and estimated future taxable profits.

         (b)      REPAIRS AND MAINTENANCE ACCRUALS

                  Certain of the Group's and the Company's overhaul expenses were deductible on a cash payment basis for taxation purposes. According to the accounting policies adopted in these financial statements, overhaul expenses are expensed as and when incurred. The Group and the Company recognised deferred tax for these timing differences.

162         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

32       DEFERRED TAXATION (cont'd)

         Note: (cont'd)

         (c)      ROTABLE REPAIR CHARGES CAPITALISED

                  Pursuant to relevant tax regulations, repair charges for rotables are initially capitalised and amortised over five years for taxation purposes. According to the accounting policies adopted in these financial statements, repair charges for rotables are expensed as and when incurred. The Group and the Company recognised deferred tax for these timing differences.

         (d)      ACCRUED EXPENSES

                  Certain of the Group's and the Company's expenses are deductible on a cash payment basis for taxation purposes. In the preparation of these financial statements, these expenses are accounted for on an accrual basis. The Group and the Company recognised a deferred tax for these timing differences.

         (e)      GAINS ON SALE AND LEASEBACK TRANSACTIONS

                  Pursuant to relevant tax regulations, gains on sale and leaseback transactions are taxable in the period they arise. According to the accounting policies adopted in these financial statements, these gains are recorded as deferred credits and amortised over the terms of the leases. The Group and the Company recognised deferred tax on these timing differences.

         (f)      UNDISTRIBUTED PROFITS OF SUBSIDIARIES

                  In 2002, the Company was required to pay additional tax on the dividends or profits received from certain subsidiaries that enjoyed preferential tax rates at a rate representing the difference between the Company's applicable rate of 33% and the subsidiaries' applicable tax rates. As stated in Note 1 to the financial statements, the Company's status has changed to a foreign investment enterprise in 2003. Accordingly, this deferred tax liability has been written back in 2003.

         (g)      DEPRECIATION OF FIXED ASSETS

                  This deferred tax was recognised for the timing difference arising from the difference between the aircraft depreciation rates for accounting purposes and the rates used for taxation purposes.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     163

                           (Prepared under PRC Accounting Rules and Regulations)

33       SHARED CAPITAL

                                                                                               2003              2002
                                                                                             RMB' 000          RMB' 000
-----------------------------------------------------------------------------------------------------------------------
Registered capital:
2,200,000,000 domestic shares of RMB1.00 each                                               2,200,000         2,200,000
1,174,178,000 H shares of RMB1.00 each                                                      1,174,178         1,174,178
1,000,000,000 A shares of RMB1.00 each                                                      1,000,000                 -
-----------------------------------------------------------------------------------------------------------------------
                                                                                            4,374,178         3,374,178
=======================================================================================================================
Issued and paid up capital:
2,200,000,000 domestic shares of RMB1.00 each                                               2,200,000         2,200,000
1,174,178,000 H shares of RMB1.00 each                                                      1,174,178         1,174,178
1,000,000,000 A shares of RMB1.00 each                                                      1,000,000                 -
-----------------------------------------------------------------------------------------------------------------------

                                                                                            4,374,178         3,374,178
=======================================================================================================================

         Pursuant to an extraordinary general meeting of shareholders held on 21 May, 2002, a resolution was passed authorising the Company to issue not more than 1,000,000,000 A shares of par value of RMB1.00 each. Pursuant to an approval document[2003] No. 70 from the China Securities Regulatory Commission, the Company issued and listed its 1,000,000,000 A shares with a par value of RMB1.00 each on the Shanghai Stock Exchange in July 2003.

         The receipts of above paid-in capital were verified by KPMG Huazhen which issued capital verification reports on 31 December, 1994, 10 September, 1997 and 17 July, 2003 respectively.

164         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

34       CAPITAL RESERVES

         THE GROUP AND THE COMPANY

                                                                                               2003              2002
                                                                                             RMB' 000          RMB' 000
-----------------------------------------------------------------------------------------------------------------------
Balance at 1 January,                                                                       4,160,578         4,160,578
Share premium from A shares issue,
   net of issuance costs                                                                    1,640,767                 -
-----------------------------------------------------------------------------------------------------------------------
Balance at 31 December,                                                                     5,801,345         4,160,578
=======================================================================================================================

35       SURPLUS RESERVES

                                                                     THE GROUP                    THE COMPANY
                                                                2003          2002             2003        2002
                                                              RMB' 000      RMB' 000         RMB' 000    RMB' 000
-----------------------------------------------------------------------------------------------------------------
Statutory surplus reserve
   Balance at 1 January,                                       337,195       285,860          337,195     285,860
   Add: Profit appropriations                                   23,856        51,335            1,449      51,335
-----------------------------------------------------------------------------------------------------------------

   Balance at 31 December,                                     361,051       337,195          338,644     337,195
-----------------------------------------------------------------------------------------------------------------
Statutory public welfare fund
   Balance at 1 January,                                       171,574       145,907          171,574     145,907
   Add: Profit appropriations                                    1,113        25,667              724      25,667
-----------------------------------------------------------------------------------------------------------------

   Balance at 31 December,                                     172,687       171,574          172,298     171,574
-----------------------------------------------------------------------------------------------------------------
Discretionary surplus reserve
   Balance at 1 January,                                        76,603        69,867           76,603      69,867
   Add: Profit appropriations                                        -         6,736                -       6,736
-----------------------------------------------------------------------------------------------------------------
   Balance at 31 December,                                      76,603        76,603           76,603      76,603
-----------------------------------------------------------------------------------------------------------------
Total                                                          610,341       585,372          587,545     585,372
=================================================================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       165

                           (Prepared under PRC Accounting Rules and Regulations)

36       PROFIT APPROPRIATION

         (a)      Appropriations to various reserves

                  Pursuant to the Board of Directors' resolution on 23 April, 2004, the Company made appropriations to the following funds for year 2003:

                  (i)      Statutory surplus reserve               10%

                  (ii)     Statutory public welfare fund            5%

         (b) On 23 April, 2004, the Board of Directors did not recommend the payment of a final dividend to ordinary shareholders.

37       REVENUE FROM PRINCIPAL OPERATIONS

                                                                 THE GROUP                     THE COMPANY
                                                            2003        2002              2003              2002
                                                          RMB' 000    RMB' 000          RMB' 000          RMB' 000
------------------------------------------------------------------------------------------------------------------
Passenger                                               15,342,458  16,899,811        10,183,596         8,563,545
Cargo and mail                                           2,008,548   1,905,699         1,734,297           933,261
------------------------------------------------------------------------------------------------------------------
                                                        17,351,006  18,805,510        11,917,893         9,496,806
==================================================================================================================

         Revenue from principal operations represent revenues from airline businesses. The Group's geographical information is set out in Note 46.

         The total revenue from the Group's and the Company's top five customers and their percentage of the total revenue are analysed as follows:

                                                                      THE GROUP                   THE COMPANY
                                                                 2003          2002             2003       2002
                                                               RMB' 000      RMB' 000         RMB' 000   RMB' 000
------------------------------------------------------------------------------------------------------------------
Amounts (RMB' 000)                                             259,668       293,548          223,260    238,212
% of total revenue                                                 1.5%          1.6%             1.9%       2.5%
================================================================================================================

166         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

38       BUSINESS TAXES AND SURCHARGES

                                                                     THE GROUP                   THE COMPANY
                                                                2003          2002             2003        2002
                                                              RMB' 000      RMB' 000         RMB' 000    RMB' 000
-----------------------------------------------------------------------------------------------------------------
Business tax                                                   175,598       482,200          121,044     234,597
City construction tax                                           10,134        28,318            8,031      15,690
Education surcharge                                              4,950        14,732            3,413       5,637
-----------------------------------------------------------------------------------------------------------------
                                                               190,682       525,250          132,488     255,924
=================================================================================================================

39       PROFIT FROM OTHER OPERATIONS

                                                                     THE GROUP                    THE COMPANY
                                                                2003          2002             2003        2002
                                                              RMB' 000      RMB' 000         RMB' 000    RMB' 000
-----------------------------------------------------------------------------------------------------------------
Sales commission income                                        145,810       137,928          125,535     115,906
General aviation income                                          3,006       (11,394)             860      13,754
Ground services income                                          78,683        38,156           78,833      34,605
Aircraft lease income                                                -        38,712                -      38,712
Air catering income                                             15,812         8,618                -           -
Others                                                          82,638       113,307           47,832      61,386
-----------------------------------------------------------------------------------------------------------------
Total                                                          325,949       325,327          253,060     264,363
=================================================================================================================

40       FINANCIAL EXPENSES

                                                                 THE GROUP                    THE COMPANY
                                                             2003         2002              2003        2002
                                                           RMB' 000     RMB' 000          RMB' 000    RMB' 000
--------------------------------------------------------------------------------------------------------------
Interest expense incurred                                   906,802    1,023,379           792,004     903,620
Less: Capitalised interest expense                           83,077       64,186            83,077      64,186
--------------------------------------------------------------------------------------------------------------
Net interest expense                                        823,725      959,193           708,927     839,434
Interest income                                             (13,061)     (52,618)           (7,666)    (42,446)
Net foreign exchange loss                                   164,443      175,451           169,805     179,947
Bank charges                                                 20,443       13,193            16,578      11,958
--------------------------------------------------------------------------------------------------------------
                                                            995,550    1,095,219           887,644     988,893
==============================================================================================================

         Net foreign exchange loss arose mainly from the Group's and the Company's Japanese Yen denominated finance lease obligations due to fluctuations in the exchange rate of Japanese Yen.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       167

                           (Prepared under PRC Accounting Rules and Regulations)

41       INVESTMENT INCOME

                                                                     THE GROUP                   THE COMPANY
                                                                2003          2002             2003       2002
                                                              RMB' 000      RMB' 000         RMB' 000   RMB' 000
-----------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME ACCOUNTED FOR
   Under cost method                                            17,140         3,765               25          -
   Under equity method                                          44,536         6,708          264,850    266,506
   Amortisation of equity investment
     differences                                                     -             -            2,050      2,050
----------------------------------------------------------------------------------------------------------------
                                                                61,676        10,473          266,925    268,556
================================================================================================================

         There are no major restrictions on the remittance of the Group's and the Company's investment returns.

42       NON-OPERATING INCOME

                                                                     THE GROUP                   THE COMPANY
                                                                2003          2002             2003       2002
                                                              RMB' 000      RMB' 000         RMB' 000   RMB' 000
----------------------------------------------------------------------------------------------------------------
Gain on sale of fixed assets                                    21,560         1,995            2,655         52
Others                                                          21,523         6,632           15,241      2,782
----------------------------------------------------------------------------------------------------------------
                                                                43,083         8,627           17,896      2,834
================================================================================================================

43       NON-OPERATING EXPENSES

                                                                     THE GROUP                   THE COMPANY
                                                                2003          2002             2003       2002
                                                              RMB' 000      RMB' 000         RMB' 000   RMB' 000
----------------------------------------------------------------------------------------------------------------
Loss on sale of fixed assets                                    40,574        30,649              134      7,032
Fines and compensations                                            338           474              338        413
Donations                                                        2,106         1,447              287        838
Others                                                          28,462         7,961           23,203      1,046
----------------------------------------------------------------------------------------------------------------
                                                                71,480        40,531           23,962      9,329
================================================================================================================

168         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

44       INCOME TAX

                                                                     THE GROUP                   THE COMPANY
                                                                2003          2002             2003       2002
                                                              RMB' 000      RMB' 000         RMB' 000   RMB' 000
----------------------------------------------------------------------------------------------------------------
Provision for income tax                                       46,938         71,651               -           -
Deferred taxation (Note 32)                                  (651,665)       281,579        (671,755)    235,008
----------------------------------------------------------------------------------------------------------------
                                                             (604,727)       353,230        (671,755)    235,008
================================================================================================================

 45    RELATED PARTIES AND RELATED PARTY TRANSACTIONS

       (a)      RELATED PARTY WITH CONTROLLING RELATIONSHIP

Name of company:                       China Southern Air Holding Company
Registered address:                    Guangzhou Baiyun International Airport, Guangdong Province
Principal business:                    Management of the companies' operations within the group and the sale of products
Relationship with the Company:         The ultimate holding company
Nature of ownership:                   State-owned
Legal representative:                  Yan Zhi Qing
Registered capital:                    RMB2,198,980,000

                  At 31 December, 2003 and 2002, CSAHC held 2,200,000,000 Legal Person Shares of the Company totalling RMB2,200,000,000.

         (b) RELATIONSHIP BETWEEN THE COMPANY AND RELATED PARTIES WITHOUT CONTROLLING RELATIONSHIP

                  (i) Companies that are under the control of CSAHC, i.e. subsidiaries of CSAHC:

                           - Southern Airlines (Group) Import and Export Trading Company

                           -        Zhongyuan Airlines Company

                           -        Southern Airlines (Group) Economic
                                    Development Company

                           -        Nanlung Travel & Express (H.K.) Ltd.

                           -        Golden Royal International Travel Ltd.

                           -        Shenzhen Baiyun Air Service Co. Ltd.

                           -        SA Finance

                           -        Xinjiang Airlines Company

                           -        China Northern Airlines Company

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       169

                           (Prepared under PRC Accounting Rules and Regulations)

45       RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

         (b) RELATIONSHIP BETWEEN THE COMPANY AND RELATED PARTIES WITHOUT CONTROLLING RELATIONSHIP (CONT'D)

                  (ii) Companies that are under the significant influence of CSAHC

                           -        Shenzhen Air Catering Company Limited

                  (iii)    Jointly controlled entities of the Group:

                           - Guangzhou Aircraft Maintenance Engineering Company Limited

                           -        MTU Maintenance Zhuhai Co. Ltd.

                           -        China Postal Airlines Limited

                  (iv)     Associated companies of the Group:

                           -        Hong Kong Business Aviation Centre Company
                                    Limited

                           -        Sichuan Airlines Corporation Limited

170         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

45       RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

         (c) THE PRINCIPAL RELATED PARTY TRANSACTIONS CARRIED OUT DURING THE YEAR WERE AS FOLLOWS:

                                                                                         2003             2002
                                                          Note                         RMB' 000         RMB' 000
----------------------------------------------------------------------------------------------------------------
EXPENSES

Handling charges                                           (1)                           27,051           36,306
Wet lease rentals                                          (2)                           35,751           26,164
Sundry aviation supplies                                   (3)                           42,849          101,350
Advertising expenses                                       (4)                                -            3,275
Commission expenses                                        (5)                            4,896           16,725
Air catering expenses                                      (6)                           28,199           29,058
Repairing charges                                          (7)                          346,652          296,156
Housing benefits                                           (8)                           85,000           85,000
Lease charges for land and buildings                       (9)                           15,224           15,224
Trademark                                                 (10)                                -                -

INCOME

Interest income                                           (11)                            3,100           10,530
Wet lease rentals                                         (12)                                -           27,599

OTHERS

Short-term loans                                          (13)                          165,995                -
Refund of medical benefit payments                        (14)                           58,120                -
Acquisition of interest in subsidiaries                   (15)                                -          107,846
Acquisition of fixed assets                               (16)                                -          946,866
----------------------------------------------------------------------------------------------------------------

         Notes:

         (1) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company in connection with the procurement of aircraft and flight equipment on the Group's behalf. The purchase amount was RMB1,154,553,000 for the year. Handling charges are calculated based on a fixed percentage of the procurement value by reference to market rates. The fees are generally paid by the end of the following month.

         (2) Pursuant to a wet lease agreement effective October 2002, the Group paid rentals to Xinjiang Airlines Company in respect of one Boeing 757-200 aircraft. The wet lease rentals are calculated by reference to market rates. The rentals payable were settled on the 14th day of the following month. The wet lease agreement was terminated in April 2003.

         (3) Sundry aviation supplies represent purchases of sundry aviation supplies from Southern Airlines (Group) Economic Development Company. Prices are determined by reference to market prices. The payable is generally settled by the end of the following month.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       171

                           (Prepared under PRC Accounting Rules and Regulations)

45       RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

         (c) THE PRINCIPAL RELATED PARTY TRANSACTIONS CARRIED OUT DURING THE YEAR WERE AS FOLLOWS: (cont'd)

                  Notes: (cont'd)

                  (4) Advertising expenses represent advertising fees payable to Southern Airlines Advertising Company ("SAAC") for advertising and promotional services rendered to the Group. The fees are determined by reference to market rates. Annual budgeted advertising expenses are paid in a lump sum at the beginning of every year. Other advertising expenses are generally paid by the end of the following month. SAAC became a subsidiary of the Company in August 2002 and has been consolidated into the Group's consolidated financial statements since then.

                  (5) Commission expenses represent commission payable to Nanlung Travel & Express (H.K.) Ltd., South China International and Aviation and Travel Services Company, Golden Royal International Travel Ltd. and Shenzhen Baiyun Air Service Co. Ltd. in connection with air tickets sold by them on the Group's behalf. The Group's aggregate amount of ticket sales conducted through these agents was RMB143,016,000 for the year ended 31 December, 2003. The commission rates are based on the rates stipulated by the CAAC. The commission expense payable is offset directly against the sales proceeds receivable from them.

                           South China International and Aviation and Travel Services Company became a subsidiary of the Company in August 2002 and has been consolidated in the Group's consolidated financial statements since then.

                  (6) Air catering expenses represent fees payable to Shenzhen Air Catering Company Limited for providing inflight meals to the Group. CSAHC holds a 33% equity interest in the company. Prices are determined by reference to market prices. The payable is generally settled by the end of the following month.

                  (7) Repair charges represent fees payable to Guangzhou Aircraft Maintenance Engineering Company Limited and MTU Maintenance Zhuhai Co. Ltd. in connection with comprehensive aircraft maintenance services rendered to the Group. Fees are charged based on market prices. Fees amounting to RMB346,652,000 were eliminated upon the proportional consolidation of these companies.

                  (8) Housing benefits payable to CSAHC represent the difference between the carrying amounts of the quarters sold to the employees of the Group and the proceeds from sales of these quarters by CSAHC. The payment is determined based on number of quarter allocated and the construction cost of the housing sold over the sales prices, and is payable in accordance with the related agreement.

                  (9) Lease charges for land and buildings represent rentals payable to CSAHC by the Group under certain lease agreements in respect of certain land and buildings of CSAHC. The rentals are determined based on market rents. The rental payments are due in June and December of each year.

                  (10) The Company and CSAHC have entered into a 10-year Trademark Licence Agreement dated 22 May 1997, pursuant to which CSAHC acknowledged that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and granted to the Company a renewable royalty-free licence to use the kapok logo on a world-wide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives written notice of termination three months before the expiration of the agreement, the agreement will be automatically extended for another 10-year term.

172         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

45       RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

         (c) THE PRINCIPAL RELATED PARTY TRANSACTIONS CARRIED OUT DURING THE YEAR WERE AS FOLLOWS:(cont'd)

                  Notes: (cont'd)

                  (11) Interest income represents the interest received from deposits placed with SA Finance by the Group (Note
                           6). The applicable interest rate is determined in accordance with the deposit rate published by the People's Bank of China. Interest income is received quarterly. Please refer to Note 45(d) for the balance of deposits at the end of each year.

                  (12) Pursuant to a wet lease agreement, the Company received wet lease rentals from wet leasing an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited. The rentals were determined by reference to market rentals. The rentals payable were settled on the 10th day of the following month.

                  (13) During the year, CSAHC made short term cash advances to the Group. These advances were unsecured, interest free and repayable on demand. As at 31 December, 2003, the advances amounted to RMB165,995,000.

                  (14) The Group provides retirees with medical benefits, transportation subsidies and other welfare facilities. Previously, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing such benefits to the retired employees of the Group. With effect from 1 January, 2002, such arrangement was terminated. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC.

                  (15) In August 2002, the Company acquired a 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB107,846,000. The consideration was determined by reference to the valuation reports dated 18 March, 2002, prepared by Guangzhou Asset Appraisal Corp.. The consideration was settled in 2002.

                  (16) During 2002, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,096,866,000. The consideration was satisfied by cash of approximately RMB132,130,000 together with an assumption by the Group of Zhongyuan Airlines' debts of approximately RMB964,736,000. This consideration was determined by reference to the valuation reports prepared by Zhongfeng Valuation Company Limited.

                  In addition to the above, certain business undertakings of CSAHC provided transportation, hotel and other services to the Group during the year. The total amount involved was not material to the results of the Group for the year.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     173

                           (Prepared under PRC Accounting Rules and Regulations)

45       RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

         (d)      THE BALANCES WITH RELATED PARTIES ARE SET OUT BELOW:

                                                                                         2003             2002
                                                RELATIONSHIP                           RMB' 000         RMB' 000
----------------------------------------------------------------------------------------------------------------
Cash at bank and in hand
   SA Finance                                Other related party                        370,978          909,979
Trade receivables
   Nanlung Tranve & Express

     (H.K.) Ltd.                             Other related party                         54,161           89,550
   Golden Royal International Travel Ltd.    Other related party                          7,545            7,545
   Shenzhen Baiyun Air Service Co. Ltd.      Other related party                            338            4,000
Other receivables
   Southern Airlines (Group) Import

     and Export Trading Company              Other related party                         17,280           12,376
Long-term receivable
   Hong Kong Business Aviation

     Centre Company Limited                  Associated company                               -           16,869
Trade accounts payable
   Southern Airlines (Group) Import

     and Export Trading Company              Other related party                        693,345          267,468
   Guangzhou Aircraft Maintenance
     Engineering Company Limited             Joinly controlled entity                   155,716          106,063
   Xinjiang Airlines Company                 Other related party                         80,891            8,500
   China Northern Airlines Company           Other related party                        336,783                -
Other payables

   CSAHC                                     Ultimate holding company                   165,995                -
Accrued expenses

   MTU Maintenance Zhuhai Co. Ltd            Joinly controlled entity                    46,990                -
----------------------------------------------------------------------------------------------------------------

         (e)      GUARANTEES PROVIDED BY RELATED PARTIES AND OTHER CONTINGENT
                  LIABILITIES:

                  (i) Other than the guarantees provided by CSAHC and SA Finance to banks in respect of certain loans of the Group (Note 19 and Note 28), there were no guarantees provided by related parties.

174         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

45       RELATED PARTIES AND RELATED PARTY TRANSACTIONS (cont'd)

         (e)      GUARANTEES PROVIDED BY RELATED PARTIES AND OTHER CONTINGENT
                  LIABILITIES: (cont'd)

                  (ii) The Demerger Agreement dated 25 March, 1995 (such Agreement was amended by Amendment No. 1 dated 22 May, 1997) was entered into between the CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company.Under the Demerger Agreement, CSAHC and the Company have agreed to indemnify the other party against, among other things, claims, liabilities and expenses incurred by the other party but relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the Demerger Agreement. From the date of the Demerger Agreement to the date on which these financial statements are authorised for issue, there have been no incidences of compensation in respect of claims, assets or liabilities held or assumed by CSAHC or the Company.

                  (iii) The Company leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan and Haikou. The Group has significant investments in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan and Haikou lack adequate documentation evidencing the SA Group's ownership thereto.

                           Pursuant to Compensation Agreement dated 22 May, 1997, CSAHC agrees to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of above land and buildings.

                  The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       175

                           (Prepared under PRC Accounting Rules and Regulations)

46       GEOGRAPHICAL INFORMATION

         The Group engages in a single operation, i.e. the provision of airline services. Geographic information about the Group's profit from principal operation are as follows:

                                                                                          (NOTE)
                                                         DOMESTIC        HONG KONG     INTERNATIONAL           TOTAL
                                                         RMB' 000         RMB' 000       RMB' 000             RMB' 000
----------------------------------------------------------------------------------------------------------------------
2003
Net revenue from principal
   operations                                          13,242,875          793,047         3,064,282         17,100,204
Less:Cost of principal operations                      10,935,717          699,536         2,586,712         14,221,965
          Business taxes and surcharges                   155,935            4,789            29,958            190,682
-----------------------------------------------------------------------------------------------------------------------
Profit from principal operations                        2,151,223           88,722           447,612          2,687,557
=======================================================================================================================
2002
Net revenue from principal
   operations                                          13,647,250        1,137,928         3,221,946         18,007,124
Less:Cost of principal operations                       9,796,521          618,917         2,702,666         13,118,104
          Business taxes and surcharges                   449,679           19,233            56,338            525,250
-----------------------------------------------------------------------------------------------------------------------
Profit from principal operations                        3,401,050          499,778           462,942          4,363,770
=======================================================================================================================

         Note: Mainly routes between the PRC and Asian countries, the United
               States of America, the Netherlands, Belgium and Australia.

         The major revenue-earning assets of the Group is its aircraft fleet, most of which is registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis for allocating its assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

47       CONTINGENT LIABILITIES

         New Link Consultants Limited filed a lawsuit with the High Court in Hong Kong against the Company alleging violation of certain agreements in respect of the procurement of aviation inventories, and lodged a claim. The Company has conducted a detailed assessment of the claim and concluded that the Company will be successful in defending itself, and as the lawsuit is still at a preliminary stage, no provision for contingent liabilities is required in these financial statements.

176         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

48       COMMITMENTS

         (i)      CAPITAL COMMITMENTS

                                                        THE GROUP                     THE COMPANY
                                                     2003        2002               2003       2002
                                                   RMB' 000    RMB' 000           RMB' 000   RMB' 000
-----------------------------------------------------------------------------------------------------
Commitments in respect of aircraft
   and related equipment
    -  authorised and contracted for             10,615,079   5,875,996          7,739,290  5,875,996
-----------------------------------------------------------------------------------------------------
Commitments in respect of
   investments in the Guangzhou
   new airport
    -  authorised and contracted for                617,277     525,700            617,277    525,700
    -  authorised but not
          contracted for                          1,454,661   2,601,720          1,454,661  2,601,720
-----------------------------------------------------------------------------------------------------
                                                  2,071,938   3,127,420          2,071,938  3,127,420
-----------------------------------------------------------------------------------------------------
Other commitments

    -  authorised and contracted for                256,707     107,610             29,628     42,968
    -  authorised but not
          contracted for                            991,860   1,121,545            229,302    245,440
-----------------------------------------------------------------------------------------------------
                                                  1,248,567   1,229,155            258,930    288,408
-----------------------------------------------------------------------------------------------------
                                                 13,935,584  10,232,571         10,070,158  9,291,824
=====================================================================================================

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       177

                           (Prepared under PRC Accounting Rules and Regulations)

48       COMMITMENTS (cont'd)

         (i)      CAPITAL COMMITMENTS (cont'd)

                  At 31 December, 2003, the Group had on order 2 Boeing 757-200 aircraft, 13 Boeing 737-700 aircraft, 4 Airbus 330-200 aircraft, 6 Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2004 and 2005. Deposits of RMB2,494,853,000 have been made towards the purchase of these aircraft and related equipment. At 31 December, 2003, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                                                 THE GROUP         THE COMPANY
                                                                  RMB' 000          RMB' 000
----------------------------------------------------------------------------------------------
Payments due
   In 2004                                                       4,584,823           3,248,674
   In 2005                                                       6,030,256           4,490,616
----------------------------------------------------------------------------------------------
                                                                10,615,079           7,739,290
==============================================================================================

         (ii)     OPERATING LEASE COMMITMENTS

                  The Group's and the Company's commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                            THE GROUP                        THE COMPANY
                                                      2003             2002             2003              2002
                                                    RMB' 000         RMB' 000         RMB' 000          RMB' 000
----------------------------------------------------------------------------------------------------------------
Payments due:
Within one year                                    1,482,888        1,280,060        1,193,892         1,044,720
In the second year                                 1,411,520        1,327,631        1,169,104         1,107,150
In the third year                                  1,143,745        1,245,150          969,189         1,071,252
After the third year                               4,081,704        4,683,797        3,718,788         4,487,062
----------------------------------------------------------------------------------------------------------------
                                                   8,119,857        8,536,638        7,050,973         7,710,184
================================================================================================================

         (iii)    INVESTING COMMITMENTS

                  As at 31 December, 2003, the Company was committed to making a capital contribution of approximately RMB446,000,000 (2002:
                  RMB201,000,000) to its jointly controlled entities.

178         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

49       PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED
         ENTITIES

         The particulars of the Company's principal subsidiaries, and the Group's associated companies and jointly controlled entities as at 31 December, 2003 are as follows:

         (i)      PRINCIPAL SUBSIDIARIES

                                                     ATTRIBUTABLE/        ISSUED/
                               PLACE AND DATE OF   EQUITY INTEREST      REGISTERED
                                ESTABLISHMENT/     DIRECT   INDIRECT      CAPITAL     PRINCIPAL
NAME OF COMPANY                   OPERATION           %         %        (NOTE a)     ACTIVITIES
China Southern Airlines        PRC                   100        -       100,000,000   Helicopter
   (Group) Zhuhai Helicopter   31 August, 1983                                          Transportation
   Company Limited
Guangxi Airlines Company       PRC                    60        -       170,900,000   Airline
   Limited                     28 April, 1994
China Southern Airlines        PRC                    60        -       280,000,000   Airline
   (Group) Shantou Airlines    20 July, 1993
   Company Limited
Zhuhai Airlines Company        PRC                    60        -       250,000,000   Airline
   Limited                     8 May, 1995
Xiamen Airlines Company        PRC                    60        -       588,434,000   Airline
   Limited                     11 August, 1984
Guizhou Airlines Company       PRC                    60        -        80,000,000   Airline
   Limited                     12 November, 1991
Guangzhou Nanland Air          PRC                    51        -        55,980,000   Air catering
   Catering Company            21 November, 1989
   Limited (Note b)

Hunan Southern China           PRC                    54        -        1,000,000    Travel services
   Aviation & Travel Services  6 August, 1998
   Company (Note d)

Guangzhou Aviation Hotel       PRC                    90        -        63,290,000   Hotel operation
                               8 January, 1997
Southern Airlines Advertising  PRC                    90        -        2,000,000    Aviation advertising
   Company                     3 March, 1994
Southern China International   PRC                    90        -        2,100,000    Travel services
   Aviation & Travel Services  11 May, 1992
   Company
Guangzhou Baiyun               PRC                    61        -        20,000,000   Logistic operations
   International Logistic      23 July, 2002
   Company Ltd.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       179

                           (Prepared under PRC Accounting Rules and Regulations)

49 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

         (i)      PRINCIPAL SUBSIDIARIES (cont'd)

                                                          ATTRIBUTABLE/            ISSUED/
                               PLACE AND DATE OF         EQUITY INTEREST          REGISTERED
                                ESTABLISHMENT/          DIRECT   INDIRECT           CAPITAL           PRINCIPAL
    NAME OF COMPANY                OPERATION               %         %              (NOTE A)          ACTIVITIES
Zhuhai Xiang Yi Aviation       PRC                        51         -           USD 29,800,000     Provision of flight
   Technology Company          10 July, 2002                                                         simulation service
   Limited
CSN-ETC e-commerce             PRC                        51         -                5,880,000     Provision of
   (Note d)                    10 October, 2002                                                      e-commerce service
China Southern West            Australia                  65         -           AUD    100,000     Pilot training services
   Australian Flying College   26 January, 1971
   Pty Limited
CZ Flamingo Limited            Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               8 December, 1993
CZ Skylark Limited             Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               17 November, 1993
CZ Kapok Limited               Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               26 October, 1993
CSA-I Limited                  Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               1 September, 1993
CZ93B Limited                  Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               11 May, 1993
CZ97A Limited                  Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               2 January, 1997
Zhong Yuan 99A Limited         Cayman Islands            100         -           USD      1,000     Aircraft leasing
                               15 February, 1999
CXA92A Limited                 Cayman Islands              -        60           USD      1,000     Aircraft leasing
                               3 August, 1992
CXA93A Limited                 Cayman Islands              -        60           USD      1,000     Aircraft leasing
                               1 July, 1993
CXA95B Limited                 Cayman Islands              -        60           USD      1,000     Aircraft leasing
                               7 July, 1995
CXA95C Limited                 Cayman Islands              -        60           USD      1,000     Aircraft leasing
                               16 October, 1995
CXA98A Limited                 Cayman Islands              -        60           USD      1,000     Aircraft leasing
                               20 March, 1998
Xiamen Aviation Property       PRC                         -        60                5,000,000     Property development
   Development Company         22 June, 1993

180           CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT  [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

49 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

         (i)      PRINCIPAL SUBSIDIARIES (cont'd)

                                                        ATTRIBUTABLE/         ISSUED/
                              PLACE AND DATE OF        EQUITY INTEREST      REGISTERED
                                ESTABLISHMENT/      DIRECT       INDIRECT    CAPITAL           PRINCIPAL
    NAME OF COMPANY              OPERATION            %             %       (NOTE A)          ACTIVITIES
Xiamen Aviation Advertising      PRC                  -            60          620,218    Aviation advertising
   Company Limited               17 December, 1992
Xiamen Aviation Supplies         PRC                  -            60        8,560,000    Aviation suppliers
   Limited                       30 July, 1997
Xiamen Aviation Development      PRC                  -            54        5,000,000    Hotel operation
   Company Limited               18 February, 1998
Bai Lu Finance Limited           Hong Kong            -            54    HKD10,000,000    Investment holding
                                 22 February, 1996
Xiamen Air Holidays Limited      Hong Kong            -            54     HKD3,000,000    Travel services
                                 28 April, 1994
Xiamen Macau Holidays            Macau                -          27.5     MOP1,000,000    Travel services
   Limited (Note c)              11 May, 1995
Shantou Hua Kang Air             PRC                  -            42       10,000,000    Air catering
   Catering Company Ltd          22 June, 1994
   (Note c)
Zhuhai Air Holidays Limited      PRC                  -          54.6        1,200,000    Travel services
                                 19 September, 2001
Zhuhai Aviation Advertising      PRC                  -            36        1,500,000    Advertising services
   Company Limited (Note d)      3 August, 1995
Guangzhou Baiyun International   PRC                  -            55        5,000,000    Logistic operations
   Express Customs               28 July, 2003
   Supervision Co. Ltd.
   (Note d)

         Notes:

         (a)      Expressed in RMB, unless otherwise stated.

         (b) These subsidiaries are Sino-foreign equity joint venture companies

         (c) The Company holds over 51% equity interests in these companies through its non-wholly owned subsidiaries. The Company has a controlling interest in these companies through these non-wholly owned subsidiaries. These companies are therefore consolidated in the Group's consolidated financial statements.

         (d) Notwithstanding that the Group holds over 50% of the registered capital of these companies, the Company does not consolidate these companies into its consolidated financial statements because their assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements. Accordingly, the Group accounts for the investments in these companies under the cost method.

         Other than those stated in Note (d) above, the Group has consolidated all of the above subsidiaries into its consolidated financial statements during the year ended 31 December, 2003.

[LOGO]        CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT     181

                           (Prepared under PRC Accounting Rules and Regulations)

49 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

         (ii)     PRINCIPAL ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

                                                        ATTRIBUTABLE/        ISSUED/
                                PLACE AND DATE OF      EQUITY INTEREST       REGISTERED
                                 ESTABLISHMENT/       DIRECT   INDIRECT      CAPITAL               PRINCIPAL
       NAME OF COMPANY              OPERATION           %         %          (NOTE A)              ACTIVITIES
Guangzhou Aircraft              PRC                    50             -    USD27,500,000      Provision of aircraft
   Maintenance Engineering      28 October, 1989                                                repair and
   Company Limited (Note b)                                                                     maintenance
                                                                                                services

Southern Airlines Group         PRC                    32         15.42      300,000,000      Provision of financial
   Finance Company Limited      28 June, 1995                                                   and services
                                                                           USD15,000,000

Hainan Phoenix Information      PRC                    45             -    USD16,360,000      Provision of ticket
   System Limited               12 March, 1994                                                  reservation system
                                                                                                services

Hong Kong Business Aviation     Hong Kong              20             -     HKD1,000,000      Provision of private
   Centre Company Limited       7 January, 1998                                                 flight support
                                                                                                services

MTU Maintenance Zhuhai          PRC                    50             -    USD63,100,000      Provision of engine
   Co. Ltd (Note b)             6 April, 2001                                                   repair and
                                                                                                maintenance
                                                                                                services

Zhuhai Air Express Co.          PRC                     -            18        3,000,000      Air express service
   Ltd (Note c)                 26 February, 1997
Guilin Guangsheng               PRC                     -            18        2,100,000      Wholesales and
   Development Co. Ltd.         18 January, 2000                                                retailing
   (Note c)

Civil Aviation Cares of         PRC                     -          17.1        2,000,000      Computer applications
   Xiamen Ltd. (Note c)         14 September, 2001                                              and hardware
                                                                                                services

China Postal Airlines Limited   PRC                    49             -      306,000,000      Airline
   (Note b)                     25 November, 1996
Sichuan Airlines Corporation    PRC                    39             -      350,000,000      Airline
   Limited                      28 August, 2002

         Notes:

         (a)      Expressed in RMB, unless otherwise stated.

         (b) These are jointly controlled entities. They have been proportionately consolidated in the Group's consolidated financial statements.

182         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Prepared under PRC Accounting Rules and Regulations)

49 PRINCIPAL SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINTLY CONTROLLED ENTITIES (cont'd)

                  Notes: (cont'd)

                  (c) The results of the operations of these companies were not significant and had no significant effect on the Group's consolidated financial statements. Accordingly, the Group accounted for the investments in these companies under the cost method.

         Other than those stated in Note (c) above, the associated companies were accounted for under the equity method in the Group's consolidated financial statements for the year ended 31 December, 2003.

50       EXTRAORDINARY GAIN AND LOSS

         In accordance with the requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - Extraordinary gain and loss" (revised 2004), the extraordinary gain and loss of the Group are set out below:

                                                                                     2003
                                                                                   RMB' 000
-------------------------------------------------------------------------------------------
Effect of change in income tax rate (Note 32)                                       516,245
Refund of medical benefit payments (Note 45(c))                                      58,120
Loss on sale of fixed assets                                                        (19,014)
Various subsidies                                                                     3,880
Others, net                                                                         (13,263)
-------------------------------------------------------------------------------------------
Total                                                                               545,968
===========================================================================================

51       POST BALANCE SHEET EVENTS

         In April 2004, the Company entered into a purchase agreement with Airbus SNC for the acquisition of fifteen Airbus 320-200 aircraft and six Airbus 319-100 aircraft, scheduled for deliveries in 2005 and 2006.

52       COMPARATIVE FIGURES

         Certain comparative figures have been reclassified to confirm with current year's presentation.

         Certain comparative figures have been adjusted as a result of the change in accounting policy for profits appropriation, details of which are set out in note 2 to the financial statements.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       183

                                  SUPPLEMENTARY INFORMATION FOR PRC SHAREHOLDERS
                                                         (Expressed in Renminbi)

Effects of significant differences between PRC Accounting Rules and Regulations and IFRS on net (loss)/profit are analysed as follows:

                                                                                            2003               2002
                                                                  Note                    RMB' 000           RMB' 000
---------------------------------------------------------------------------------------------------------------------
Net profit under PRC Accounting Rules and Regulations                                        14,488          513,345
Adjustments:
   Gains on aircraft sale and leaseback transactions               (a)                      (30,710)         188,886
   Losses on staff housing allocation                              (b)                     (111,000)         (95,833)
   Adjustment for revaluation of land use rights                   (c)                        3,872            3,645
   Effect of the above adjustments on taxation                                                4,026          (34,282)
   Effect of change in income tax rate on deferred taxation                                (122,281)               -
   Adjustment for unrealised deferred tax assets                   (d)                     (116,662)               -
--------------------------------------------------------------------------------------------------------------------

Net (loss)/profit under IFRS                                                               (358,267)         575,761
====================================================================================================================

Effects of significant differences between PRC Accounting Rules and Regulations and IFRS on shareholders' equity are analysed as follows:

                                                                                   2003               2002
                                                                Note             RMB' 000           RMB' 000
-------------------------------------------------------------------------------------------------------------
Shareholders' equity under PRC Accounting Rules
   and Regulations                                                               11,549,849         8,894,594
Adjustments:
   Gains on aircraft sale and leaseback transactions            (a)                 213,846           244,556
   Losses on staff housing allocation                           (b)                 308,167           419,167
   Adjustment for revaluation of land use rights                (c)                (165,420)         (169,292)
   Effect of the above adjustments on taxation                                      (10,735)          224,182
-------------------------------------------------------------------------------------------------------------
Shareholders' equity under IFRS                                                  11,895,707         9,613,207
=============================================================================================================

184         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Expressed in Renminbi)

Notes:

(a) In accordance with PRC accounting rules and regulations, gains on aircraft sale and leaseback transactions are recorded as deferred credits and amortised over the lease terms on a straight line basis. Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the lease term.

(b) In accordance with PRC accounting rules and regulations, losses on staff housing allocation executed by CSAHC on the Company's behalf are charged to retained profits as and when incurred. In addition, lump sum housing benefits are charged to retained profits as of 1 January, 2001 pursuant to the relevant regulations. Under IFRS, losses on staff housing allocations and lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(c) In accordance with PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRS, land use rights are carried at cost with effect from 1 January, 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against the shareholders equity.

(d) In the financial statements prepared under IFRS, an adjustment has been made to reverse certain unrealied deferred tax assets upon the annual assessment performed by the Group for the year. Such items were adjusted for in the financial statements of the Group prepared under PRC accounting rules and regulations in respect of the prior years.

(e) The Group's consolidated financial statements prepared under IFRS for the two years ended 31 December, 2002 and 2003 were audited by KPMG, a firm of certified public accountants in Hong Kong.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       185

                       SUPPLEMENTARY INFORMATION FOR NORTH AMERICAN SHAREHOLDERS
                                                         (Expressed in Renminbi)

Effects on the consolidated (loss)/profit attributable to shareholders and shareholders' equity of significant differences between IFRS and accounting principles generally accepted in the United States of America ("U.S. GAAP") are summarised below.

                                                                                                      2003             2002
                                                               Notes                                RMB' 000         RMB' 000
------------------------------------------------------------------------------------------------------------------------------
Consolidated (loss)/profit attributable to shareholders
   under IFRS                                                                                       (358,267)         575,761
U.S. GAAP adjustments:
   Sale and leaseback accounting                                (a)                                  114,635         (100,664)
   Lease arrangements                                           (b)                                  (64,140)         (49,960)
   Capitalised interest                                         (c)                                  (32,961)         (31,473)
   Reversal of additional depreciation arising from
     the revaluation of fixed assets                            (d)                                   33,000           33,000
   Investments in associated company
     and jointly controlled entity                              (e)                                    7,044             (541)
   Deferred tax effects                                                                              (58,948)          47,849
-----------------------------------------------------------------------------------------------------------------------------
Consolidated (loss)/profit attributable to shareholders
   under U.S. GAAP                                                                                  (359,637)         473,972
=============================================================================================================================
Basic (loss)/earnings per share under U.S. GAAP                                                     RMB(0.09)         RMB0.14
=============================================================================================================================
Basic (loss)/earnings per ADS under U.S. GAAP*                                                      RMB(4.69)         RMB7.02
=============================================================================================================================

* Basic (loss)/earnings per American Depositary Share ("ADS") is calculated on the basis that one ADS is equivalent to 50 H shares.

                                                                                                     2003              2002
                                                            Notes                                  RMB' 000          RMB' 000
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under IFRS                                                                  11,895,707         9,613,207
U.S. GAAP adjustments:
   Sale and leaseback accounting                              (a)                                  (472,354)         (586,989)
   Lease arrangements                                         (b)                                  (114,100)          (49,960)
   Lease obligations                                          (b)                                (2,409,252)       (1,322,843)
   Lease deposits                                             (b)                                 2,409,252         1,322,843
   Capitalised interest                                       (c)                                   348,060           381,021
   Revaluation of fixed assets, net of depreciation           (d)                                   (13,120)          (46,120)
   Investments in associated company and jointly
     controlled entity                                        (e)                                  (110,959)         (118,003)
   Deferred tax effects                                                                              35,227            94,175
-----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S. GAAP                                                             11,568,461         9,287,331
=============================================================================================================================

186         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Expressed in Renminbi)

NOTES:

(a)      SALE AND LEASEBACK ACCOUNTING

         Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the period for which the assets are expected to be used. Under U.S. GAAP, such gains are deferred and amortised over the term of the lease.

(b)      LEASE ARRANGEMENTS

         As disclosed in Note 10 to the consolidated financial statements, during 2002 and 2003, the Group entered into two separate arrangements with certain independent third parties under which the Group sold aircraft and then immediately leased back the aircraft for a pre-determined period. As a result of the arrangements, the Group received a net cash benefit of RMB51,682,000 and RMB69,121,000 in 2002 and 2003 respectively which has been recognised as income under IFRS. Under U.S. GAAP, such benefits are deferred and amortised over the minimum lease period.

         In addition, under the lease arrangements, the commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits. As such, under IFRS, such commitments and deposits are not recognised on the consolidated balance sheet. Under U.S. GAAP, such commitments and deposits would be recognised on the consolidated balance sheet, as such commitments are not deemed as extinguished by the placement of security deposits.

(c)      CAPITALISED INTEREST

         Under IFRS, the Group capitalises interest costs to the extent the related borrowings are directly attributable to the acquisition or construction of an asset.

         Under U.S. GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.

(d)      REVALUATION OF FIXED ASSETS

         In connection with the Reorganisation in 1996, the fixed assets of the Group were revalued as of 31 December, 1996. Such fixed asset revaluation resulted in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, while an exceptional charge to profit and loss account was recorded with respect to the reduction in carrying amount of certain fixed assets below their historical cost bases. In addition, the revalued fixed asset amounts serve as the tax bases of fixed assets for years beginning in 1997. Accordingly, the fixed asset revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as at 31 December, 1996. Such deferred tax asset was offset against the revaluation surplus.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       187

                                                         (Expressed in Renminbi)

NOTES: (cont'd)

(d)      REVALUATION OF FIXED ASSETS (cont'd)

         Under U.S. GAAP, fixed assets are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on fixed assets is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group's fixed assets whose carrying amount was reduced in connection with the Reorganisation, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders' equity and the exceptional charge recorded under IFRS in 1996 and the additional depreciation charges recorded in the seven years ended 31 December, 2003, as a result of the Reorganisation are reversed for U.S. GAAP purposes. However, as a result of the tax deductibility of the net revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under U.S. GAAP with a corresponding increase in shareholders' equity as at 31 December, 1996. Such deferred tax asset will be reversed upon depreciation of the net revaluation surplus included in the fixed assets beginning 1997.

(e)      INVESTMENTS IN ASSOCIATED COMPANY AND JOINTLY CONTROLLED ENTITY

         During 2002, the Company invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRS, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Company. In the consolidated profit and loss account, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the date of acquisitions.

         Under U.S. GAAP, such transactions would be considered to be "combinations of businesses under common control". Under U.S. GAAP, such investments are initially recorded at the Company's equity share of net assets of the investees determined on a historical cost basis. The differences between such amounts and the cost of purchases are reflected as movements in the shareholders' equity. In the consolidated profit and loss account, the equity share of results of the investees are measured based on the historical cost basis.

(f)      FINANCIAL STATEMENTS PRESENTATION AND DISCLOSURES

         In the consolidated profit and loss account presented under IFRS,
         (loss)/gain on sale of fixed assets is classified under "Non-operating income/(expenses)". Under U.S. GAAP, such (loss)/gain would be classified under "Operating income/ (expenses) - General and administrative".

         As disclosed in note 16 to the consolidated financial statements, deferred tax assets are presented on a net basis under IFRS. Under U.S. GAAP, the gross amount of such deferred tax assets and any applicable valuation allowance would be separately disclosed.

188         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

(Expressed in Renminbi)

NOTES: (cont'd)

(g)      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         FIN 46R

         In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after 31 December, 2003. For variable interests in VIEs created before 1 January, 2004, the Interpretation will be applied beginning on 1 January, 2005. For any VIEs that must be consolidated under FIN 46R that were created before 1 January, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognised interest being recognised as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this evaluation.

         FASB No. 150

         FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after 31 May, 2003 and otherwise will be effective as of 1 January, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on 1 January, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       189

                                                               FIVE YEAR SUMMARY

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under IFRS.

CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA
(in million, except per share data)

                                                                              YEAR ENDED 31 DECEMBER,
                                                         2003            2002            2001            2000            1999
                                                         RMB             RMB             RMB             RMB              RMB
-----------------------------------------------------------------------------------------------------------------------------
Operating revenue                                       17,470          18,019          16,880          15,178          13,300
Operating expenses                                     (17,014)        (15,993)        (15,479)        (13,996)        (11,450)
Operating profit                                           456           2,026           1,401           1,182           1,850
Share of associated
   companies' results                                       48              37              53              46              36
Share of jointly controlled
   entities results                                        (39)             (3)             (4)              -               -
Gain on sale of long term
   investments                                               -               -               -               -              17
(Loss)/gain on sale of fixed
   assets                                                  (22)            171             (56)            373             (19)
Interest income                                             13              53              50              90             107
Interest expense                                          (824)           (959)           (934)         (1,074)         (1,192)
Exchange (loss)/gain, net                                 (164)           (176)            297             319            (427)
Other, net                                                  21             (10)            (11)             (5)             (4)
(Loss)/profit before taxation
   and minority interests                                 (511)          1,139             796             931             368
Taxation credit/(expense)                                  324            (398)           (321)           (339)           (128)
Minority interests                                        (171)           (165)           (135)            (90)           (158)
(Loss)/profit attributable to
   shareholders (Note 1)                                  (358)            576             340             502              82
Basic (loss)/earnings per
   share (Note 2)                                        (0.09)           0.17            0.10            0.15            0.02
------------------------------------------------------------------------------------------------------------------------------

Notes:

1. During 1999, the Group changed its IFRS accounting policy in respect of the recognition of aircraft overhaul expense. Such change was reflected in the consolidated financial statements on a retrospective basis with restatement of the relevant balances for the relevant prior periods. The restatement resulted in a decrease in an increase in profit attributable to shareholders for 1999 of RMB22 million.

2. Basic (loss)/earnings per share for year 2003 and for years 1999 to 2002 are computed by dividing (loss)/profit attributable to shareholders for the respective years by the weighted average number of shares in issue of 3,831,712,000 for year 2003 and 3,374,178,000 for years 1999 to 2002 respectively.

190         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

CONSOLIDATED BALANCE SHEET DATA
(in million)

                                                                                 AS AT 31 DECEMBER,
                                                         2003             2002              2001         2000           1999
                                                          RMB              RMB              RMB           RMB            RMB
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                2,080            3,771             2,818        4,197          4,588
Other current assets                                     1,921            1,835             1,560        1,692          1,715
Fixed assets                                            28,536           26,921            22,352       23,282         24,211
Total assets                                            39,062           37,188            30,653       30,924         32,558
Bank and other loans, current
   portion                                               7,097            5,241             2,178          783            613
Obligations under finance
   leases, current portion                               1,298            1,567             1,452        1,776          2,000
Bank and other loans,
   non-current portion                                   4,522            5,835             3,628        3,789          4,424
Obligations under finance
   leases, non-current portion                           5,543            6,632             7,692        9,416         11,491
Shareholders' equity                                    11,896            9,613             9,222        8,881          8,380
-----------------------------------------------------------------------------------------------------------------------------

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       191

                                   THE BOARD OF DIRECTORS, SUPERVISORY COMMITTEE
                                              AND SENIOR ADMINISTRATIVE OFFICERS

BOARD OF DIRECTORS

MR. YAN ZHI QING is the Chairman of the Board of Directors. He became an employee of the Company in February 1996. Administrative positions which Mr. Yan has held include Director of Flight Operations of the Hunan Provincial Civil Aviation Administration, Director of the Guangxi Provincial Civil Aviation Administration, Director of the Central and Southern China Civil Aviation Administration, Director of the Political Department of the CAAC and Party Secretary and Managing Vice President of the CSAHC Group. Mr. Yan is currently the President and Vice Party Secretary of the CSAHC. Mr. Yan graduated from the School of Aviation Administration and Flight Control in 1962. Save as disclosed above, Mr. Yan is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

MR. LIU MING QI is the Vice Chairman of the Board of Directors of the Company and joined the Company since May 2003. Mr. Liu graduated from South China Normal University and obtained a master's degree in economics from Fudan University. Mr. Liu is currently the Party Secretary and the Vice President of CSAHC. Mr. Liu began his career in 1968, and has successively served as the Municipal Secretary and Mayor of Sanya city of Hainan province, the Vice Governor of Hainan province, the Vice Director of Hong Kong and Macao Affairs office of the State Council and the Vice Director of Macao Liaison Office of the Central Government. Save as disclosed above, Mr. Liu is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

MR. WANG CHANG SHUN is the Vice Chairman of the Board of Directors and the President of the Company and joined the Company in April 2001. He began his career in civil aviation in February 1976, mainly involved in air traffic control. He has held positions as Director of the Flight Operations Office of the Urumqi Civil Aviation Administration, Director of the Flight Meteorology and Flight Safety Monitoring Division, Deputy General Manager of Xinjiang Airlines and Deputy Director of Urumqi Civil Aviation Administration, Party Secretary and Deputy General Manager of Xinjiang Airlines and Party Secretary of Urumqi Civil Aviation Administration. Mr. Wang is also the Vice President of the CSAHC. Mr. Wang graduated from the School of the Chinese Academy of Social Sciences as a post graduate in Business Management and is qualified as a Senior Expert of Political Science. Save as disclosed above, Mr. Wang is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

MR. PENG AN FA is currently a Director of the Company and the Vice President of CSAHC and became the employee of the Company since March, 1995 after the establishment of the Company. Mr. Peng graduated from the pilot department of China Civil Aviation Flying College and the department of Chinese language and literature of South China Normal University. Mr. Peng began his career in civil aviation in 1969, and successively served as the Pilot Director, Vice Party Secretary and Party Secretary of the Sixth Squadron of the Civil Aviation Administration. In July 1994, Mr. Peng held office as the Party Secretary of the Flight Operation Department of China Southern Airlines. In March 1998, Mr. Peng served as the President and Vice Secretary of China Southern Airlines Shenzhen Co. From August 2001 to October 2002, Mr. Peng served as the Vice President of CSAHC. Mr. Peng is concurrently the Vice Chairman of Shenzhen Air Catering Co., Ltd and CATIC (Hong Kong). Save as disclosed above, Mr. Peng is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

192         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

THE BOARD OF DIRECTORS, SUPERVISORY COMMITTEE
AND SENIOR ADMINISTRATIVE OFFICERS (Cont'd)

BOARD OF DIRECTORS (cont'd)

MR. WANG QUAN HUA is currently a Director of the Company and Vice President of CSAHC and became the employee of the Company since March 1995 after the establishment of the Company. Mr. Wang graduated from the Economic Management Department of Central Communist Party College. Mr. Wang began his career in civil aviation in 1972, and successively served as the Director of Planning Department of Guangzhou Civil Aviation Administration, the Office Director of China Southern Airlines Shenzhen Co., the Director of the Planning and Operation Division of CSAHC, the President of Strategy and Development Department of China Southern Airlines Company Limited and the Vice President of CSAHC. Save as disclosed above, Mr. Wang is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

MR. ZHAO LIU AN is a Director of the Company, the Vice President of CSAHC and the President of Xinjiang Airlines and joined the Company since May 2003. Mr. Zhao began his career in civil aviation in 1966, and successively served as the Director of Flight Meteorology and Flight Safety Monitoring Division, Director of Science Education Division, the Director of Flying Model Division of Urumqi Civil Aviation Administration, Captain of the Ninth Squadron of the Civil Aviation Administration, the Vice President of Urumqi Civil Aviation Administration and Xinjiang Airlines. Mr. Zhao is currently a President. Save as disclosed above, Mr. Zhao is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

ZHOU YONG QIAN is currently a Director of the Company and the Vice President of CSAHC and the President of China Northern Airlines. Mr. Zhou joined the Company since May 2003. Mr. Zhou graduated from Nanjing Institute of Meteorology. Mr. Zhou began his career in civil aviation in 1990, and successively served as Minister of the Organization Division of the Northeastern Civil Aviation Administration, Vice Secretary of Shenyang Taoxian International Airport, Vice Secretary of the Northeastern Civil Aviation Administration and the President of China Northern Airlines. Save as disclosed above, Mr. Zhou is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

ZHOU YONG JIN is a Director of the Company. He joined the CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995, and has successively served as a Director of the Propaganda Department of the CSAHC, Party Secretary of the Transportation Department (Guangzhou) of the Company, and Party Secretary of the Company's Shenzhen branch. He is currently Chairman of the Labour Union of the Company. Mr. Zhou is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

MR. XU JIE BO is a Director and the Chief Financial Officer of the Company. He joined the Company in July 1998. Mr. Xu graduated from the Management Department of Tianjin University and then served the Financial Department of Guangzhou Civil Aviation Administration. He was a supervisor of the Financial Management Office for Infrastructure Projects and from December 1992, he was a Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration. In July 1998 he became General Manager of the Financial Department of the Company. He is a Director and the Chief Financial Officer of the Company. In addition, he is also a Director of Southern Airlines Group Shantou Airlines Company Limited and Guangxi Airlines Company Limited. Mr. Xu is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       193

                                   THE BOARD OF DIRECTORS, SUPERVISORY COMMITTEE
                                     AND SENIOR ADMINISTRATIVE OFFICERS (Cont'd)

BOARD OF DIRECTORS (cont'd)

MR. WU RONG NAN is a Director of the Company. He joined the CSAHC in January 1991 and became an employee of the Company upon its establishment in March 1995. Mr. Wu is an air traffic control engineer. He was once employed as the Director of Flight Operations of the Guangzhou Civil Aviation Administration and has been President of Xiamen Airlines since 1986. Mr. Wu is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

MR. SIMON TO has been an Independent Non-Executive Director of the Company since June 1999. Mr. To is currently a Managing Director of Hutchison Whampoa (China) Limited, and also serves as director of several companies in Hong Kong and Foreign-invested companies in China. Mr. To has managed investment projects in China since early 1980's and is familiar with the laws and regulations of Hong Kong and China. Mr. To graduated from the Stanford University with a Master degree in Business Administration. Mr. To is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

MR. PETER LOK has been an Independent Non-Executive Director of the Company since June 2001. He is also a veteran in the civil aviation industry. Mr. Lok joined the Civil Aviation Department of Hong Kong in 1956 and became its Assistant Director in 1982, Deputy Director in 1988, and Director from 1990 to 1996. From 1997 to 2000, Mr. Lok was an advisor and president of Hong Kong Commercial Airlines Center. Mr. Lok has sat on various Committees such as the Evaluation Committees for the Design of Shanghai's Pudong Airport, Committee for China's Zhuhai Aviation and Spaceflight Fair, Evaluation Committees for the IATA Eagle Award. He is also independent director of several listed airline companies. Mr. Lok is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

MR. WEI MING HAI has been an Independent Non-Executive Director of the Company since June 2001. He is a Professor and Dean of the School of Management of Zhongshan University. Professor Wei has worked in Jiangxi Provincial Accounting Association, and he started working in Zhongshan University from 1991. In 1993 he became the chairman of the Accounting Department in the School of Management of Zhongshan University. In 1996 he became the Deputy Dean of the School of Management in Zhongshan University. In January 2000, he became Dean of the School of Management in Zhongshan University. Since 1998, Professor Wei has been a doctorate advisor for Accounting Information and Investment Analysis. Professor Wei is also on the board of directors of China Accountants Association, Vice Chairman of Accountants Association of Guangdong Province, Vice Chairman of Auditors Association of Guangzhou , Executive Member of the Research Institute of Financial Costs for Young and Middle-aged Accountants, member of American Accounting Association. Professor Wei holds a Ph.D degree in economics and has an MBA degree from Tulane University in the United States of America. He has published over ten academic books or textbooks, and over 60 academic papers. Mr. Wei is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

MR. WANG ZHI has been an Independent Non-Executive Director of the Company since May 2003. Mr. Wang graduated from the Aircraft Design Department of Harbin Institute of Technology. Mr. Wang began his career in 1965, and has successively served as the Director and Senior Engineer of Aeronautics Research Institute of China, the Vice Director and Vice secretary of the First Research Institute of Civil Aviation, the Vice Director and Director of the Planning Bureau of CAAC and the Director of the Planning Technology System Reform Department and the Planning Technology Department of CAAC. Mr. Wang is also professor in several universities. Mr. Wang is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

194         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT    [LOGO]

THE BOARD OF DIRECTORS, SUPERVISORY COMMITTEE
AND SENIOR ADMINISTRATIVE OFFICERS (Cont'd)

BOARD OF DIRECTORS (cont'd)

MR. SUI GUANG JUN has been an Independent Non-Executive Director of the Company since May 2003. Mr. Sui graduated from the Economic Department of Jinan University and obtained a master degree. Mr. Sui obtained a doctor degree in the Management of Organizations of Jinan University. He has successively served as the Vice Director of the Research Institute of Hong Kong and Macao Economies and the Dean of corporate administration department of Jinan University. Mr. Sui is currently the Chief of the Post-doc Committee of Applied Economics and the Dean of Manage College in Jinan University. Mr. Sui is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

SUPERVISORY COMMITTEE

As required by the Company Law and the Articles of Association, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board of Directors, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of three Supervisors. Two of the Supervisors are shareholder representatives appointed by shareholders, and one Supervisor is a representative of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms.

LIANG HUA FU is the Chairman of the Supervisory Committee of the Company. He become an employee of the Company since its establishment in March, 1995. Mr. Liang held numerous positions in the Guangzhou Civil Aviation Administration, including Chief of the Navigation Division, Party Secretary of the Transportation Department, Secretary of the Disciplinary Department and Director of Administration and Supervision. Mr. Liang attended Tianjin Aviation School and Guangzhou Political Science College. Mr. Liang is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

GAN YU HUA is a Supervisor of the Company. He became an employee of the Company since its establishment in March, 1995. Mr. Gan held various positions in the Chinese commercial aviation industry, including Deputy Director of the Finance Department, Deputy Chief Accountant and Director of the Audit Department of the Guangzhou Civil Aviation Administration. He holds a Senior Account Certificate and is a member of the International Auditors Association. Mr. Gan graduated from Shanghai Li Xin Accounting College in 1948. Mr. Gan is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

LI QI HONG is a Supervisor of the Company and the Representative of the Labour Union of the Company. He became an employee of the Company since its establishment in March, 1995. Mr. Li graduated from the CAAC Aviation College in 1968, and held various administrative positions in the commercial aviation industry in China. Mr. Li is not connected with any directors, senior management or substantial shareholders or controlling shareholders of the Company.

[LOGO]      CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT       195

                                   THE BOARD OF DIRECTORS, SUPERVISORY COMMITTEE
                                     AND SENIOR ADMINISTRATIVE OFFICERS (Cont'd)

SENIOR ADMINISTRATIVE OFFICERS

JIANG PING is a Vice President of the Company. He graduated from the CAAC Aviation Collage. During the period from 1988 to 1991, Mr Jiang was the Director of Flying Safety and Technology Department of Air China. During the period from 1995 to 2000, he was the Director of the Flight Brigade of the Flight Technology Training Department of Air China. Mr Jiang has been holding the position as a Vice President of the Company since 2000.

LI KUN is a Vice President of the Company. He graduated from the CAAC Management Institute specializing in Air Transport Management. Mr Li was the General Manager of the Thailand Office, China Southern Airlines from 1993 to 1995. He became the General Manager of Transportation Department of the Company from 1998 to 2000. Mr Li has been holding the position as a Vice President of the Company since 2000.

YUAN XIN AN is a Vice President of the Company. He graduated from the Air Engineering College. Mr. Yuan has over 25 years of experience in the Chinese aviation industry. He has been the Manager of Quality Assurance and Deputy Controller of Quality Control of Guangzhou Aircraft Maintenance Engineering Company Limited, Deputy General Manager of the Aircraft Engineering Department of the Company, and Vice President of Guangzhou Aircraft Maintenance Engineering Company Limited. Mr. Yuan has become the Chief Engineer of the Company since 2000, and he has been appointed as a Vice President of the Company from April 2002.

ZHENG EN REN is a Vice President of the Company. He graduated from the CAAC Advanced Flying College and possesses the qualification as a First Class Pilot. Mr. Zheng has over 40 years of experience in the Chinese aviation industry. He served as the Captain of the Sixth Squadron of the Civil Aviation Administration, Chairman of the Labour Union and Deputy Chief Captain. During the period from 1996 to 1999, he held the position as President of Southern Airlines (Group) Shantou Airlines Company Limited. Mr. Zheng was an Assistant to the President of the Company from 1999 to April 2002. He has been appointed as a Vice President of the Company from April, 2002.

YANG GUANG HUA is currently a Vice President of the Company. Mr. Yang has almost 30 years of experience in the Chinese aviation industry. From 1990 to 1992, Mr. Yang was the Director of Safety of the Hunan Civil Aviation Administration. From 1992 to 1998, he held the position as Vice President of China Southern Airlines (Group) Hunan Co.. Mr. Yang was the President of the Southern Airlines (Group) Zhuhai Helicopters Company Limited from 1998 to 1999. He then served as the President of Southern Airlines Henan branch from 1999 to April 2002. Mr. Yang has been appointed as a Vice President of the Company from April 2002 to July 2003.

HAO JIAN HUA is currently the Vice President and Chief Pilot of the Company. He completed his piloting at the CAAC Advanced Flying College. Mr. Hao has held positions as Captain, then Deputy Chief Captain, and subsequently Chief Captain of the Sixth Squadron of the Civil Aviation Administration during the period from 1989 to 1994. He then became a Deputy General Manager, from 1994 to 1998, and the General Manager, from 1998 to 1999, of the Flying Aviation Department of the Company. He has been the Chief Pilot of the Company from 1999, and the Vice President of the Company since 31 July, 2003.

SU LIANG is currently holding the position as Company Secretary. He was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specializing in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company's North American cargo business. From 2000 to date, Mr. Su is the Company Secretary.

196         CHINA SOUTHERN AIRLINES COMPANY LIMITED 2003 ANNUAL REPORT

GLOSSARY

         In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

CAPACITY MEASUREMENTS

"available seat kilometres"              the number of seats made available for sale multiplied
   or "ASKs"                             by the kilometres flown

"available tonne kilometres"             the tonnes of capacity available for the transportation
   or "ATKs"                             of revenue load (passengers and cargo) multiplied by the
                                         kilometres flown

TRAFFIC MEASUREMENTS

"revenue passenger                       the number of passengers carried multiplied by the
   kilometres" or "RPKs"                 kilometres flown

"cargo tonne kilometres"                 the load in tonnes multiplied by the kilometres flown

"revenue tonne kilometres"               the load (passengers and cargo) in tonnes multiplied by
   or "RTKs"                             the kilometres flown

YIELD MEASUREMENTS

"passenger yield"                        revenue from passenger operations divided by RPKs

"cargo yield"                            revenue from cargo operations divided by cargo tonne
                                         kilometres

"average yield"                          revenue from airline operations (passenger and cargo)
                                         divided by RTKs

"tonne"                                  a metric ton, equivalent to 2,204.6 pounds

LOAD FACTORS

"passenger load factor"                  RPKs expressed as a percentage of ASKs

"overall load factor"                    RTKs expressed as a percentage of ATKs

UTILISATION

"utilisation rates"                      the actual number of flight and taxi hours per aircraft per operating day

                 (a joint stock limited company incorporated in the Peoples Republic of China with limited liability)

                               (STOCK CODE: 1055)

                      NOTICE OF 2003 ANNUAL GENERAL MEETING

     NOTICE IS HEREBY GIVEN that pursuant to the resolutions passed by the Board of Directors of China Southern Airlines Company Limited (the Company ) at the Board Meeting held on Friday, 23 April 2004, the 2003 Annual General Meeting of the Company will be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 16 June, 2004 for the following purposes:

     I.   TO EXAMINE AND APPROVE THE FOLLOWING RESOLUTIONS AS ORDINARY
          RESOLUTIONS:

          1.   Report of the Directors of the Company for the year 2003;

          2.   Report of the Supervisory Committee of the Company for the year
               2003;

          3. Audited consolidated financial statements of the Company for the year 2003;

          4.   Profit distribution budget of the Company for the year 2003;

          5. Appoint KPMG as the international auditors of the Company for the year 2004 and KPMG Huazhen as the PRC auditors of the Company for the year 2004 and authorize the Board to determine their remuneration;

          6. To elect members of the fourth Board of Directors, with Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors, and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors and authorize the Board of Directors to determine their remuneration thereof (the details of the relevant candidates are disclosed in the 2003 Annual Report of the Company);

          7. To elect members of the fourth Supervisory Committee with Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as Supervisors and authorize the Supervisory Committee to determine their remuneration, and consider and approve the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi Hong as members of the Supervisory Committee (the details of the relevant candidates are disclosed in Note V to this Notice);

          8. Proposal of the Board of Directors for amendments to the Rules of Procedures for Shareholders General Meetings as stated below:

               a. Article 2 of the Rules of Procedures for Shareholders General Meetings shall be replaced by the following provision:

                    ARTICLE 2 The shareholders general meeting is the organ of authority of the Company and shall exercise the following functions and powers in accordance with law:

                    (1) to decide on the Companys operational policies and investment plans;

                    (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

                    (3) to elect and replace independent directors and decide the standard of allowance of independent directors;

                    (4) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

                    (5) to examine and approve reports of the board of directors;

                    (6) to examine and approve reports of the supervisory committee;

                    (7) to examine and approve the Companys proposed annual preliminary and final financial budgets;

                    (8) to examine and approve the Companys profit distribution plans and plans for making up losses;

                    (9) to decide on increases or reductions in the Company registered capital;

                    (10) to decide on the issue of debentures by the Company;

                    (11) TO DECIDE ON MATTERS RELATING TO EXTERNAL SECURITY
                         (INCLUDING PLEDGE) ACCORDING TO THE

                         RELEVANT PROVISIONS OF THE ARTICLES OF ASSOCIATION;

                    (12) to decide on matters such as merger, division,
                         dissolution and liquidation of the Company;

                    (13) to amend the articles of association;

                    (14) TO DECIDE ON THE APPOINTMENT AND DISMISSAL OF THE
                         ACCOUNTANTS OF COMPANY;

                    (15) to consider motions raised by shareholders who
                         represent five percent or more of the total shares of the Company carrying the right to vote;

                    (16) to decide on other matters which require resolutions of the shareholders general meeting according to relevant laws, administrative regulations and provisions of the articles of association.;

               b. Article 47 of the Rules of Procedures for Shareholders General Meeting shall be replaced by the following provision:

                    ARTICLE 47 Resolutions of shareholders general meetings shall be divided into ordinary resolutions and special resolutions.

                    To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

                    To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

                    SHAREHOLDERS PRESENT AT THE MEETING (INCLUDING PROXIES) SHALL EXPRESSLY STATE THEIR AGREEMENT WITH OR OBJECTION TO EVERY MATTER TO BE DETERMINED BY VOTING. ANY VOTES MADE BY ANY SHAREHOLDERS GIVING UP OR ABSTAINING FROM VOTING SHALL NOT BE COUNTED AS VOTES HAVING VOTING RIGHTS.

                    WHEN ANY SHAREHOLDERS PROXY SHALL ABSTAIN FROM VOTING OR BE LIMITED TO VOTE IN FAVOR OF OR AGAINST ANY DESIGNATED RESOLUTION, ANY VOTES MADE BY SUCH PROXY IN CONTRAVENTION OF THE AFORESAID REGULATION OR LIMITATION SHOULD NOT BE COUNTED AS VOTES HAVING VOTING RIGHTS.;

               c. Article 51 of the Rules of Procedures for Shareholders General Meeting shall be replaced by the following provision:

                    ARTICLE 51 Method of voting:

                    (1)  disclosed ballot;

                    (2) SHOW OF HANDS FOR MATTERS NOT CURRENTLY REQUIRED TO BE VOTED BY BALLOT;

                    (3) unconditional ballot, that is, no additional conditions are attached to voting;

                    (4)  a resolution shall be made after voting.

                    THE FOLLOWING MATTERS SHALL BE APPROVED BY VOTING UNDER THE SCRUTINEERS SUPERVISION AT SHAREHOLDERS GENERAL MEETING:

                    (1)  CONNECTED TRANSACTIONS;

                    (2) TRANSACTIONS THAT SHALL BE APPROVED BY INDEPENDENT SHAREHOLDERS;

                    (3) OPTIONS GRANTED TO MAJOR SHAREHOLDERS OR INDEPENDENT DIRECTORS OR ANY OTHER RELATED PARTIES;

                    (4) ANY OTHER TRANSACTIONS IN WHICH SHAREHOLDERS ARE MATERIALLY INTERESTED AND ACCORDINGLY ARE REQUIRED TO REFRAIN FROM VOTING AT SHAREHOLDERS GENERAL MEETING.

                    SAVE AS STATED ABOVE WHICH SHALL BE VOTED BY BALLOT, AT ANY SHAREHOLDERS GENERAL MEETING A RESOLUTION SHALL BE DECIDED ON A SHOW OF HANDS, UNLESS A BALLOT IS (BEFORE OR AFTER ANY VOTE BY SHOW OF HANDS) DEMANDED:

                    (1)  BY THE CHAIRMAN OF THE MEETING;

                    (2) BY AT LEAST TWO VOTING SHAREHOLDERS PRESENT IN PERSON OR BY PROXIES;

                    (3) BY ONE OR MORE SHAREHOLDERS PRESENT IN PERSON OR BY PROXY AND REPRESENTING (ALONE OR IN AGGREGATE) 10 PER CENT OR MORE (INCLUDING THE 10 PER CENT) OF ALL SHARES CARRYING THE RIGHT TO

                         VOTE AT THE MEETING.;

                    THE DEMAND FOR A BALLOT MAY BE WITHDRAWN BY THE PERSON WHO MAKES SUCH DEMAND.;

          9. Proposal of the Board of Directors for amendments to the Rules of Procedures for Board of Directors as stated below;

               a. The Companys Article 21 of Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 21 Apart from the powers granted by the Company Law, the articles of association of the Company and other relevant laws and regulations to the directors, the independent directors shall have the following special powers:

                    (1) CONNECTED TRANSACTIONS OF WHICH THE AGGREGATE CONSIDERATION IS IN COMPLIANCE WITH THE RELEVANT PROVISIONS OF EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED, SHALL FIRST BE APPROVED BY THE INDEPENDENT DIRECTORS BEFORE SUBMISSION TO THE BOARD OF DIRECTORS FOR DISCUSSION.

                         Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor s reports as a basis of their decision;

                    (2) propose to the board of directors with respect to engaging or disengaging accounting firms;

                    (3) propose to the board of directors with respect to the convening of extraordinary shareholders general meetings;

                    (4)  propose the convening of board meetings;

                    (5)  engage external auditing firms or consultancy firms;

                    (6) publicly solicit proxies from shareholders before shareholders general meetings.

                    The Independent Director shall obtain the consent of over half of the independent directors in exercising any of the above powers.;

               b. Article 22 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 22 In addition to the above obligations, the independent directors shall provide their independent opinions to the board of directors or the shareholders general meeting on the following matters:

                    (1)  nomination, appointment and removal of Directors;

                    (2) appointment and dismissal of senior administrative officers;

                    (3) remuneration of directors and senior administrative officers;

                    (4) NEWLY OCCURED CONNECTED TRANSACTION, LOAN AND OTHER FORMS OF FUND TRANSFER BETWEEN THE COMPANY AND ITS SHAREHOLDERS, ACTUAL CONTROLLERS OR THEIR AFFILIATES FOR WHICH THE AGGREGATE CONSIDERATION IS IN COMPLIANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED, AND WHETHER THE COMPANY HAS TAKEN EFFECTIVE MEASURES TO COLLECT THE AMOUNTS DUE;

                    (5) matters which may harm the interests of the minority shareholders;

                    (6) other matters provided for in the articles of association of the Company.

                    The independent director shall choose to provide any of the following opinions with respect to the above matters: agree, reserve opinion and the reasons therefor, dissent and the reasons therefor, or unable to comment and the reasons therefor.

                    If the matters concerned fall under those which require disclosure, the Company shall publicly disclose the opinions of the independent directors. When the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.;

               c. Article 33 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 33 The board of directors shall exercise the following powers:

                    (1) Be responsible for the convening of the shareholders general meeting and to report on its work to the shareholders general meeting;

                    (2) Implement the resolutions of the shareholders general meetings;

                    (3) DECIDE ON THE COMPANYS BUSINESS PLANS AND ANY INVESTMENT PROJECT WHICH IS BELOW 50% OF THE COMPANYS RECENTLY AUDITED NET ASSETS, INCLUDING ENTERING INTO MAJOR CONTRACTS OF LOANS, TRUST, COMMISSION, DONATION, CONTRACTING AND LEASE AGREEMENTS, AND INVESTMENT, ETC.;

                    (4)  Decide on the following purchases or sales of assets:

                        (i) The aggregate amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceed 33% of the value of the Companys fixed assets as shown in the Companys most recent audited account;

                        (ii) The total amount of the assets to be purchased or sold according to the most recently audited financial report, evaluation report or verification report (including the debts and expenses) is below 50% of the Companys most recently audited net assets;

                        (iii) The absolute value of the net profit or loss of
                              the asset to be purchased (according to the audited financial report of the pervious year) is below 50% of the absolute value of the Companys audited net profit or loss in the preceding year;

                        (iv) The absolute value of the net profit or loss of the asset to be sold or the absolute value of the profit or loss of the transaction is below 50% of the absolute value of the listed Companys audited net profit or loss in the preceding year;

                    (5) Undertake risk investments, the amount of which shall be less than 10% of the Companys most recent audited net assets (as shown in the Companys most recent audited account). Investment in such undertaking show follow stringent procedures of examination and decision making. Major investment projects which exceed the aforesaid amount shall be examined by relevant specialists and then submitted to the shareholders general meeting for approval.

                         The above risky investments are those which involve areas the Company has never ventured into in the past, and are outside the Companys scope of normal business, or those which the board of directors considers as highly risky and uncertain, including but not limited to investment on shares, futures or foreign exchanges transactions, etc.;

                    (6) Cancel less than 10% of the Companys most recently audited net assets (as shown in the Companys most recent audited account). When the assets to be cancelled are more than 10% of the Companys net assets, the board of directors should submit the proposal to the shareholders general meetings for approval;

                    (7) Formulate the Companys annual preliminary and financial budgets;

                    (8) Formulate the Companys profit distribution plan and plan for making up losses;

                    (9) DETERMINE MATTERS RELATING TO EXTERNAL SECURITY (INCLUDING PLEDGING OF ASSETS) REPRESENTING LESS THAN 50% OF THE AUDITED NET ASSETS ACCORDING TO THE AUDITED FINANCIAL REPORT OF THE PREVIOUS YEAR;

                    (10) Formulate proposals for increases or reductions in the
                         Companys registered capital and for issue of debentures or other instruments of the Company;

                    (11) PREPARE PLANS FOR MAJOR ACQUISITION, REPURCHASE OF THE
                         COMPANYS SHARES OR MERGERS, DIVISION AND DISSOLUTION OF THE COMPANY;

                    (12) Decide on the establishment of the Companys internal
                         management structure;

                    (13) Pursuant to the Chairmans nomination to appoint or
                         dismiss the Companys president, the secretary of the board of directors and decide the remunerations thereof, and pursuant to the president s nominations to appoint or dismiss the vice-presidents, the financial controller, the general economic officer, chief engineer and the chief flying officer of the Company;

                    (14) Establish the Companys following basic management
                         system:

                        (i) asset management system and the supervision system;

                        (ii) labor employment system, wages and compensation system, welfare system, reward system and the supplementary social security system;

                        (iii) financial accounting system;

                        (iv) other important systems that should he established by the board of directors;

                    (15) Prepare proposals for any amendment to the Companys
                         articles of association;

                    (16) Manage the release of the Companys information;

                    (17) Propose to the shareholders general meeting the
                         engagement or replacement of the Companys accounting firm;

                    (18) Hear the reports of the Companys president, and
                         examine the work of the president (if the president is also a director, the president-director shall abstain from exercising his rights as director when the board examines his work as president);

                    (19) Formulate proposals on the remuneration and subsidies of the directors;

                    (20) Formulate proposals on the rate of subsidies for the
                         independent directors;

                    (21) Exercise any other powers granted by laws, regulations or the Companys articles of association or conferred by the shareholders general meetings.

                    The board shall exercise its powers by holding board meetings and passing resolutions for implementation.;

               d. Article 35 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 35 THE BOARD OF DIRECTORS MAY SET UP STRATEGY, NOMINATION, REMUNERATION AND EVALUATION, AND INDEPENDENT BOARD COMMITTEES ACCORDING TO THE COMPANYS ACTUAL NEEDS. MEMBERS OF THESE SPECIAL COMMITTEES SHALL ALL BE DIRECTORS, AND IN THE AUDITING COMMITTEE, THE NOMINATION COMMITTEE, THE REMUNERATION AND EVALUATION COMMITTEE, THE INDEPENDENT DIRECTORS SHALL FORM THE MAJORITY AND SHALL BE RESPONSIBLE FOR CONVENING THE COMMITTEE MEETINGS. IN THE AUDITING COMMITTEE AT LEAST ONE INDEPENDENT DIRECTOR SHALL BE AN ACCOUNTING PROFESSIONAL.

                    (1) The strategy committee shall primarily be responsible for research and proposal with regard to the Companys long term development and major investment decisions.

                    (2) The auditing committee shall primarily he responsible for (i) proposing the engagement and replacement of the external auditor; (ii) supervising the Companys internal auditing system and implementation thereof:
                         (iii) liaison between internal and external auditors:
                         (iv) verifying and disclosing the Companys financial information; (v) checking the internal control system of the Company.

                    (3) The nomination committee shall primarily be responsible for (i) formulating the standards and procedure for selecting directors, managers, and making proposals in connection therewith, (ii) search for competent candidates of directors and managers; (iii) evaluating the candidates of directors and managers and making proposals in connection therewith.

                    (4) The remuneration and evaluation committee shall primarily be responsible for (i) formulating the standard for evaluation of directors and managers, evaluating directors and managers and making proposals in connection therewith; (ii) deliberating on and reviewing the directors and senior administrative officers remuneration policy and plan.

                    (5) THE INDEPENDENT BOARD COMMITTEE SHALL PRIMARILY BE RESPONSIBLE FOR (i) EXAMINING CONNECTED TRANSACTIONS OF THE COMPANY; (ii) EXAMINING THE COMPANYS CAPITAL USED BY SHAREHOLDERS AND CAPITAL RECOVERY STATUS; (iii) EXAMINING MATTERS ON PROVISION OF EXTERNAL SECURITY BY THE COMPANY; (iv) EXAMINING WHETHER THE COMPANY HAS IMPAIRED THE INTERESTS OF ITS MINORITY SHAREHOLDERS.;

               e. Article 54 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 54 MEETINGS OF THE BOARD OF DIRECTORS SHALL BE HELD FOUR TIMES EVERY YEAR, AND THESE MEETINGS SHALL BE HELD WITHIN TWO DAYS BEFORE THE RELEASE OF THE COMPANYS ANNUAL REPORT FOR THE PREVIOUS YEAR, THE RELEASE OF THE COMPANYS INTERIM REPORT AND THE RELEASE OF THE COMPANYS QUARTERLY REPORTS RESPECTIVELY TO DISCUSS AND EXAMINE THE RELEVANT REPORTS.;

               f. Article 62 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 62 The boards motions shall be submitted according to the following procedures:

                    (1) Proposing the motions: According to the powers of the board, a motion shall be put forward by the Chairman, the supervisory committee, or the president. They may also be put forward by a director or jointly by several directors.

                    (2) Preparing the motions: The motions proposed by the Chairman, the supervisory committee or by the president may be prepared by themselves or be handed over by the secretary to relevant department. The motion proposed by one director or by several directors may be prepared by the director or directors proposing such motions, or be handed over by the secretary upon approval by the Chairman to relevant department.

                    (3) Submission of motions: After the motions are prepared, the secretary of the board of directors shall collect comments and opinions among relevant persons. After elaboration, evaluation, modification by relevant parties and persons, a sufficiently sophisticated resolution will be submitted to the board for deliberation.

                    (4) CONNECTED TRANSACTIONS THE TOTAL CONSIDERATION OF WHICH EXCEEDS THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED SHALL BE APPROVED AND SIGNED BY THE INDEPENDENT DIRECTORS BEFORE SUBMISSION TO THE BOARD OF DIRECTORS FOR DELIBERATION AS A PROPOSED MOTION.;

               g. Article 65 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 65 Directors participating in a board meeting vote for or against the board resolutions by casting a written and open ballot. Each of the resolutions shall be voted for or against and each director shall have one vote. The directors may either vote for or against a resolution and usually they are not allowed to abstain. If a director chooses to abstain, he must give reasons for such abstention and such reasons shall be kept in record.

                    RESOLUTION TO BE MADE BY THE BOARD OF DIRECTORS SHALL BE PASSED BY ONE HALF OR MORE OF ALL DIRECTORS PRESENT AT THE MEETING EXCEPT THAT PROVISION 9 IN ARTICLE 33 SHALL BE SUBJECT TO WRITTEN CONSENT BY TWO THIRDS OR MORE OF ALL DIRECTORS PRESENT AT THE MEETING.;

               h. Article 87 of the Rules of Procedures for Board of Directors shall be replaced by the following provision:

                    ARTICLE 87 CONNECTED TRANSACTIONS THE TOTAL CONSIDERATION OF WHICH EXCEEDS THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED SHALL BE DEALT WITH AS FOLLOWS:

                    (1)  Proposal by the president;

                    (2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

                    (3) The president shall examine the plans to be submitted to the board;

                    (4) The secretary of the board of directors shall make arrangements for a meeting at which relevant departments of the Company shall report to the independent non-executive directors about the transaction;

                    (5) The secretary of the hoard of directors shall collect materials and make arrangements for a hoard meeting;

                    (6)  Board discussion;

                    (7) BOARD RESOLUTION. THE SECRETARY OF THE BOARD OF DIRECTORS SHALL MAKE A PUBLIC ANNOUNCEMENT REGARDING THE RESOLUTION IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED;

                    (8) The secretary of the board of directors shall notify relevant authorities,

               i. Article 90 of the Rules of Procedures for Board of Directors shall be followed with this new Article:

                    ARTICLE 91 MATTERS ON EXTERNAL SECURITY:

                    (1)  TO BE PROPOSED BY LEGAL AUTHORIZED PERSON;

                    (2) THE SECRETARY OF THE BOARD OF DIRECTORS AND RELEVANT DEPARTMENT OF THE COMPANY SHALL PREPARE MATERIALS;

                    (3) THE CHAIRMAN AND GENERAL MANAGER SHALL EXAMINE THE MATERIALS;

                    (4) THE SECRETARY OF THE BOARD OF DIRECTORS SHALL COLLECT MATERIALS AND MAKE ARRANGEMENTS FOR A BOARD MEETING;

                    (5)  BOARD DISCUSSION;

                    (6) TO BE PASSED AS RESOLUTION OF THE BOARD OF DIRECTORS. THE SECRETARY OF THE BOARD OF DIRECTORS SHALL MAKE A DISCLOSURE TO THE PUBLIC IN ACCORDANCE WITH SUCH RESOLUTION OR THE BOARD OF DIRECTORS SHALL PROPOSE SUCH RESOLUTION TO THE SHAREHOLDERS GENERAL MEETING FOR EXAMINATION IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS.;

               j. The item numbers of articles of the Rules of Procedures for Board of Directors are deferred subsequent to the original
                    Article 91. The original Article 99 shall be replaced by the following provision:

                    ARTICLE 100 When persons, who are seconded by the Company to act as directors of affiliated companies are called upon to vote at a board meeting or a shareholders general meeting of the affiliated Company on matters involving the above provisions, especially Articles 84-88 and 90-95 hereunder. The seconded director shall seek authorization from the Companys board of director for the said matters:

                    (1) Report to the president by the director who is seconded by the Company on the matter to he voted on;

                    (2) The president shall cause relevant departments of the Company to prepare materials;

                    (3)  The president shall examine the materials;

                    (4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

                    (5)  Board discussion;

                    (6)  Board resolution;

                    (7) The office of the secretary of the board of directors shall notify the seconded director and the relevant departments.;

               k.   No amendment is made subsequent to the Companys original
                    Article 100 of Procedures of Board Meeting except that the item numbers of articles are deferred.

     II.  TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS AS SPECIAL
          RESOLUTION

          1. Proposals of the Board of Directors for amending the Articles of Association of the Company as stated below be and is hereby approved, and the Board of Directors is authorized to amend appropriately the wordings of the following amendment proposals and to deal with any other matters as required by any PRC relevant auditing authorities and the listing rules of any stock exchange in which the securities of the Company are listed:

               a. Article 3 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 3 The Companys address: GUANGZHOU ECONOMIC AND TECHNOLOGY DEVELOPMENT ZONE, GUANGZHOU, CHINA

                    Telephone: (020) 86123303
                    Facsimile: (020) 86644623;

               b. Article 6 of the Articles & Association shall be replaced by the following provision:

                    ARTICLE 6: THE COMPANY AMENDS THE COMPANYS ARTICLES OF ASSOCIATION IN ACCORDANCE WITH THE COMPANY LAW, THE SPECIAL REGULATIONS, MANDATORY PROVISIONS FOR THE ARTICLES OF ASSOCIATION OF COMPANIES TO BE LISTED OUTSIDE CHINA (THE MANDATORY PROVISIONS), MANDATORY PROVISIONS FOR THE ARTICLES OF ASSOCIATION OF LISTED COMPANIES AND OTHER RELEVANT LAWS AND ADMINISTRATIVE REGULATIONS.;

               c. Article 12 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 12: FOR THE PURPOSE OF THESE ARTICLES OF ASSOCIATION, OTHER SENIOR ADMINISTRATIVE OFFICERS OF THE COMPANY REFER TO VICE PRESIDENT, CHIEF FINANCIAL OFFICER, BOARD SECRETARY, GENERAL ECONOMIST, CHIEF ENGINEER, CHIEF PILOT, AND GENERAL LEGAL COUNSEL.;

               d. Article 59 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 59 The shareholders general meeting shall exercise the following functions and powers:

                    (1) to decide on the Companys operational policies and investment plans;

                    (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

                    (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

                    (4) to examine and approve reports of the board of directors;

                    (5) to examine and approve reports of the supervisory committee;

                    (6) to examine and approve the Companys proposed annual preliminary and final financial budgets;

                    (7) to examine and approve the Companys profit distribution plans and plans for making up losses;

                    (8) to decide on increases or reductions in the Company registered capital;

                    (9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

                    (10) to decide on the issue of debentures by the Company;

                    (11) TO DECIDE ON MATTERS RELATING TO EXTERNAL SECURITY
                         ACCORDING TO THE RELEVANT PROVISIONS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY;

                    (12) to decide on the appointment, dismissal and
                         disengagement of the accountants of the Company;

                    (13) to amend these articles of association;

                    (14) to consider motions raised by shareholders who
                         represent 5 percent or more of the total shares of the Company carrying the right to vote;

                    (15) to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of the these articles of association;

                    (16) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.

                    When the shareholders general meeting decide on matters which the board of directors may be delegated or authorized to deal with, the shareholders general meeting shall maintain the legitimate rights and interests of the Company according to law and abide by laws and regulations strictly in order to ensure the Companys principle of efficient operation and scientific decision making. Matters delegated or authorized to the board of directors to deal with include (without limitation):

                    (1) to modify the language of these articles of association after the shareholders general meeting passed the resolution on the amendment of these articles of association in principle;

                    (2)  to distribute the interim profit;

                    (3) to decide on matters in connection with the issue of new shares and equity convertible bonds;

                    (4) TO DEAL WITH, MORTGAGE AND SECURE THE FIXED ASSETS UNDER THE CURRENT OPERATION POLICY AND INVESTMENT PLAN PASSED BY THE SHAREHOLDERS GENERAL MEETING, EXCLUDING DIRECT OR INDIRECT PROVISION OF SECURITY FOR THE SECURED PARTY WITH A GEARING RATIO EXCEEDING 70%;

                    (5) other matters delegated or authorized by the shareholders general meeting to the board of directors to deal with at times in accordance with laws, regulations and these articles of association.;

               e. Article 75 of the Articles of Association will be replaced by the following provision:

                    ARTICLE 75 Resolutions of shareholders general meetings shall be divided into ordinary resolutions and special resolutions.

                    To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

                    To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

                    The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection to every matter to be determined by voting. If a shareholder abstains from voting or casts an abstention vote, the Company shall disregard such vote as a voting share when counting the result of voting.

                    WHEN ANY SHAREHOLDERSS PROXY SHALL ABSTAIN FROM VOTING OR
                    BE LIMITED TO VOTE IN FAVOR OF OR AGAINST ANY DESIGNATED RESOLUTION, ANY VOTES MADE BY SUCH PROXY IN CONTRAVENTION OF THE AFORESAID REGULATION

                    OR LIMITATION SHOULD NOT BE COUNTED AS VOTES HAVING VOTING RIGHTS.;

               f. Article 77 of the Articles of Association will be replaced by the following provision:

                    ARTICLE 77: THE FOLLOWING ISSUES SHALL BE APPROVED BY VOTE ON A POLL UNDER THE SUPERVISOR S SUPERVISION AT SHAREHOLDERS GENERAL MEETING:

                    (1)  CONNECTED TRANSACTIONS;

                    (2) TRANSACTIONS THAT SHALL BE APPROVED BY INDEPENDENT SHAREHOLDERS;

                    (3) OPTIONS GRANTED TO MAJOR SHAREHOLDERS OR INDEPENDENT DIRECTORS OR ANY OTHER RELATED PARTIES;

                    (4) ANY OTHER TRANSACTIONS IN WHICH SHAREHOLDERS ARE MATERIALLY INTERESTED AND ACCORDINGLY ARE REQUIRED TO REFRAIN FROM VOTING AT SHAREHOLDERS GENERAL MEETING.

                    NOTWITHSTANDING THE ABOVE REGULATIONS, at any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

                    (1)  by the chairman of the meeting;

                    (2) by at lease two shareholders entitled to vote present in person or by proxy;

                    (3) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carry the rights to vote at the meeting.

                    Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

                    The demand for a poll may be withdrawn by the person who makes such demand.;

               g. Article 81 of the Articles of Association will be replaced by the following provision;

                    ARTICLE 81: The following matters shall be resolved by an ordinary resolution at a shareholders general meeting:

                    (1) work reports of the board of directors and the supervisory committee;

                    (2) plans formulated by the board of directors for distribution of profits and for making up losses;

                    (3) removal of the members of the board of directors and members of the supervisory committee, their remuneration and method of payment;

                    (4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

                    (5)  ANNUAL REPORT OF THE COMPANY;

                    (6) matters other than those required by the laws and administrative regulations or by these articles of association to be adopted by special resolutions.;

               h. Article 101 of the Articles of Association of will be replaced by the following provision:

                    ARTICLE 101 DIRECTORS SHALL BE ELECTED AND REPLACED BY THE SHAREHOLDERS GENERAL MEETING. THE TERM OF OFFICE OF THE DIRECTORS IS THREE (3) YEARS, RENEWABLE BY RE-ELECTION UPON EXPIRY.

                    DIRECTORS SHALL BE ELECTED BY THE SHAREHOLDERS GENERAL MEETING FROM THE BOARD OF DIRECTORS OR CANDIDATES NOMINATED BY SHAREHOLDERS REPRESENTING 5% (INCLUDING THE 5%) OR MORE OF THE ISSUED SHARES. AT LEAST 7 DAYS NOTICE OF NOMINATION OF A CANDIDATE FOR ELECTION AS A DIRECTOR AND PARTICULARS OF SUCH CANDIDATE SHALL BE GIVEN TO THE COMPANY, AND SUCH 7 DAYS PERIOD SHALL START NO SOONER THAN THE FIRST DAY AFTER THE DATE OF GIVING THE NOTICE AND END NO LATER THAN 7 DAYS PRIOR TO THE DATE OF THE SUCH SHAREHOLDERS GENERAL MEETING.

                    THE CANDIDATES FOR ELECTION AS DIRECTORS SHALL GIVE AT LEAST 7 DAYS PRIOR WRITTEN CONFIRMATION TO THE COMPANY, AND SUCH 7 DAYS PERIOD SHALL START NO SOONER THAN THE DAY AFTER THE DATE OF GIVING THE NOTICE AND END NO LATER THAN 7 DAYS PRIOR TO THE DATE OF SUCH SHAREHOLDERS GENERAL MEETING. THE WRITTEN CONFIRMATION SHALL INDICATE THE WILLINGNESS OF THE CANDIDATE TO BE NOMINATED, AND CONFIRM THAT INFORMATION OF THE CANDIDATE PUBLICLY DISCLOSED ARE TRUE AND COMPLETE, THAT THE CANDIDATE WILL FAITHFULLY DISCHARGE ITS DUTIES AS A DIRECTOR IF HE IS ELECTED.

                    WHERE SHAREHOLDERS SEVERALLY OR JOINTLY HOLDING 5% OR MORE OF THE VOTING RIGHTS OR THE SUPERVISORY COMMITTEE OF THE COMPANY PROPOSE ANY SPECIAL RESOLUTIONS FOR ELECTION OF NON-INDEPENDENT DIRECTORS AT THE COMPANYS ANNUAL GENERAL MEETING, WRITTEN NOTICE OF THE INTENTION TO PROPOSE A CANDIDATE FOR ELECTION AS A DIRECTOR, NOTICE BY SUCH CANDIDATE OF HIS WILLINGNESS TO BE ELECTED AND DETAILS AND CONFIRMATION OF THE CANDIDATE SHALL BE GIVEN TO THE COMPANY NOT MORE THAN 7 DAYS PRIOR TO THE DATE OF THE MEETING APPOINTED FOR SUCH ELECTION. THE 7 DAYS PERIOD SHALL START NO SOONER THAN THE FIRST DAY AFTER THE DATE OF GIVING THE NOTICE AND END NO LATER THAN 7 DAYS PRIOR TO THE DATE OF SUCH SHAREHOLDERS GENERAL MEETING.

                    The Chairman and the Vice-chairman shall be elected and removed by more than one half of all the members of the board of directors. The term of office of each of the Chairman and the Vice-chairman is three (3) years, renewable upon re-election.

                    The shareholders general meeting may be ordinary resolution remove any director before the expiration of his term of office (but without prejudice to such directors right to claim damages based on any contract) on the condition that all the relevant laws and administrative regulations are fully complied with.

                    The Directors shall not be required to hold shares of the Company.;

               i. Article 102 of the Articles of Association will be replaced by the following provision;

                    ARTICLE 102: The board of directors is responsible to the shareholders general meeting and exercises the following powers:

                    (1) to be responsible for the convening of the shareholders general meeting and to report on its work to the shareholders general meeting;

                    (2) to implement the resolutions of the shareholders general meetings;

                    (3) to decide on the Companys business plans and investment plans;

                    (4) to formulate the Companys annual preliminary and financial budgets;

                    (5) to formulate the Companys profit distribution plan and plan for making up losses;

                    (6) to formulate proposals for increases or reductions in the Companys registered capital and the issue of debentures of the Company;

                    (7) to draw up plans for the merger, division or dissolution of the Company;

                    (8) TO DECIDE ON MATTERS RELATING TO THE COMPANYS EXTERNAL SECURITY (INCLUDING ASSETS PLEDGE) ACCORDING TO AUTHORIZATION OF SHAREHOLDERS GENERAL MEETINGS;

                    (9) TO DECIDE ON THE COMPANYS ACQUISITION AND SALES OF ASSETS AND RISK INVESTMENTS;

                    (10) to decide on the establishment of the Companys
                         internal management structure;

                    (11) to appoint of dismiss the Companys president, and
                         pursuant to the presidents nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remuneration;

                    (12) to establish the Companys basic management system;

                    (13) to formulate proposals for any amendments of the
                         Companys articles of association;

                    (14) to exercise any other powers conferred by these
                         articles of association or the shareholders general meetings.

                    Except the board of directors resolutions in respect of the matters specified in sub-paragraphs (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors resolutions in respect of all other matters may be passed by more than one half of all the directors.;

               j. Article 106 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 106: MEETINGS OF THE BOARD OF DIRECTORS SHALL BE HELD AT LEAST TWICE EVERY YEAR AND BE CONVENED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS BY SERVING NOTICE OF EACH BOARD MEETING ON ALL OF THE DIRECTORS BY TELEX, TELEGRAM, FACSIMILE, EXPRESS DELIVERY, REGISTERED MAIL OR PERSONAL DELIVERY TEN DAYS BEFORE THE DATE OF THE PROPOSED MEETING. AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS MAY BE HELD UPON REQUISITION BY EITHER THE CHAIRMAN, ONE THIRD OR MORE OF THE DIRECTORS (INCLUDING THE ONE THIRD), THE SUPERVISORY COMMITTEE OR THE PRESIDENT OF THE COMPANY.

                    The board meetings shall be held in principle at the place where the Company is located. It may be held at other places both at home and abroad upon resolution by the board of directors.;

               k. Article 108 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 108: Meeting of the board of directors shall be held only if more than half of the directors are present.

                    Each director shall have one vote. A resolution of the board of directors must be passed by more than half of all the directors.

                    Where the number of votes cast for and against a resolution is equal, the Chairman of the board of the directors shall have a casting vote.

                    Where a directors (or its associate) is interested in any resolution proposed at a board meeting, such director shall not be present and shall not have a right to vote. Such director shall not be counted in the quorum of the relevant meeting.;

               l. Article 121 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 121 Rights and Obligations of Independent Directors:

                    (1) To facilitate the independent directors in performing their function more efficiently, the independent directors shall have the following special powers, in addition to having those powers granted by the Company Law and other relevant laws and regulations to directors:

                        (i) APPROVE CONNECTED TRANSACTIONS THE AGGREGATE CONSIDERATION OF WHICH IS IN COMPLIANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATION IN PLACES WHERE THE COMPANY IS LISTED;

                        (ii) propose to the board of directors with respect to engaging or disengaging accounting firms;

                        (iii) propose to the board of directors with respect to
                              the convening of extraordinary shareholders meetings;

                        (iv)  propose the convening of board meetings;

                        (v) engage external auditing firms or consultancy firms;

                        (vi) publicly solicit and collect proxies before the convening of the shareholders general meetings.

                    (2) The independent director shall obtain the consent of over half of the independent directors in exercising any of the above powers.

                    (3) If any of the above proposal has not been adopted or if any the above powers cannot be exercised, the Company shall disclose the relevant information.

                    (4) Apart from the powers of an ordinary director and the special powers of an independent director, an independent director shall comply with all the obligations of a director set forth in these articles of association.;

               m. Article 122 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 122 The independent directors shall provide their opinions on all the important matters of the Company.

                    (1) In addition to the above obligation, the independent directors shall provide their independent opinions to the board of directors or the shareholders general meeting on the following matters:

                        (i)   nomination, appointment and removal of directors;

                        (ii) appointment and dismissal of senior administrative officers;

                        (iii) remuneration of directors and senior
                              administrative officers;

                        (iv) NEWLY OCCURRED TRANSACTIONS, LOANS AND OTHER FORMS OF FUND TRANSFER BETWEEN THE COMPANY AND ITS SHAREHOLDERS, ACTUAL CONTROLLERS OR THEIR AFFILIATES, THE AGGREGATE AMOUNT OF WHICH IS IN COMPLIANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED, AND WHETHER THE COMPANY HAS TAKEN EFFECTIVE MEASURES TO COLLECT THE AMOUNTS DUE;

                        (v) matters which may harm the interests of the minority shareholders;

                        (VI) MATTERS RELATING TO SECURITY PROVIDED TO EXTERNAL PARTIES BY THE COMPANY;

                        (vii) other matters provided for in these articles of
                              association.

                    (2) The independent directors shall choose to provide any of the following opinions in respect of the above matters:

                        (i)   agree;

                        (ii)  reserve opinion and the reasons therefor;

                        (iii) dissent and the reasons therefor;

                        (iv)  unable to comment and the reasons therefor.

                    (3) If the matters concerned fall under those which require disclosure, the company shall publicly disclose the opinions of the independent directors. If the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.;

               n. Article 124 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 124 The Company may set up several special committees according to the resolutions of shareholders general meeting (INCLUDING STRATEGY, AUDIT, NOMINATION, REMUNERATION AND EVALUATION, AND INDEPENDENT BOARD COMMITTEES). Members of these special committees shall all be directors, and in the audit committee, the remuneration committee and the evaluation committee, the independent directors shall form the majority and shall be responsible for convening the committee meetings. In the auditing committee at least one independent director shall be an accounting professional.;

               o. Article 171 of the Articles of Association shall be replaced by the following provision:

                    ARTICLE 171 THE COMPANY SHALL PUBLISH ITS QUARTERLY FINANCIAL REPORT, INTERIM FINANCIAL REPORT AND ANNUAL FINANCIAL REPORT EVERY FISCAL YEAR. THE QUARTERLY REPORTS SHALL BE PREPARED WITHIN THIRTY (30) DAYS AFTER THE FIRST QUARTER AND THE THIRD QUARTER, RESPECTIVELY. THE INTERIM REPORT SHALL BE PUBLISHED WITHIN SIXTY (60) DAYS AFTER THE FIRST SIX MONTHS OF THE FISCAL YEAR AND THE ANNUAL REPORT SHALL BE PUBLISHED WITHIN ONE HUNDRED AND TWENTY (120) DAYS AFTER THE EXPIRATION OF THE FISCAL YEAR;

               p. Chapter 18 of the Articles of Association shall be replaced by the following provision (new addition):

                    CHAPTER 18 CAPITAL FLOW BETWEEN THE COMPANY AND ITS RELATED PARTY AND EXTERNAL SECURITY PROVIDED BY THE COMPANY

                    ARTICLE 190 FUND TRANSACTIONS BETWEEN THE COMPANY AND CONTROLLING SHAREHOLDERS AND OTHER CONNECTED PARTIES SHALL BE SUBJECT TO THE FOLLOWING REGULATIONS:

                    (1) USE OF FUNDS OF THE COMPANY SHALL BE STRICTLY LIMITED DURING TRANSACTION OF OPERATING FUNDS BETWEEN THE COMPANY AND CONTROLLING SHAREHOLDERS AND OTHER CONNECTED PARTIES. CONTROLLING SHAREHOLDERS AND OTHER CONNECTED PARTIES SHALL NOT REQUEST THE COMPANY TO PAY FOR THEIR SALARIES, BENEFITS, INSURANCE AND ADVERTISEMENT DURING THE PERIOD, NOR SHALL THE PARTIES UNDERTAKE ANY COST OR OTHER OUTGOINGS FOR EACH OTHER.

                    (2) THE COMPANY SHALL NOT DIRECTLY OR INDIRECTLY PROVIDE FUNDS FOR USE BY CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES BY:

                        (i) LENDING THE COMPANYS FUNDS WITH OR WITHOUT CONSIDERATION FOR USE BY CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES;

                        (ii) ASSIGNMENT OF LOANS FOR CONNECTED PARTIES THROUGH BANKS OR NON-BANKING FINANCIAL BODIES;

                        (iii) ENTRUSTING CONTROLLING SHAREHOLDERS OR OTHER
                              CONNECTED PARTIES TO CARRY OUT INVESTMENTS;

                        (iv) ISSUANCE OF COMMERCIAL ACCEPTANCE NOTES WITHOUT REAL TRANSACTIONS BACKGROUND FOR CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES;

                        (v) REPAYING DEBTS FOR CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES;

                        (vi)  OTHER MEANS AS REQUIRED BY CSRC.

                    (3) DURING AUDITING WORK FOR THE COMPANY S ANNUAL FINANCIAL REPORTS, THE CERTIFIED PUBLIC

                         ACCOUNTANTS SHALL, BASED ON THE AFORESAID REGULATIONS, PRESENT THEIR SPECIFIC EXPLANATION ON PARTICULARS OF THE USAGE OF FUND OF THE COMPANY BY CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES, WHILE THE COMPANY SHALL ACCORDINGLY PUBLISH THE SPECIFIC EXPLANATION.

                    ARTICLE 191 ALL DIRECTORS OF THE COMPANY SHALL PERFORM DUE DILIGENCE ON AND STRICTLY CONTROL LIABILITY RISKS INCURRED AS A RESULT OF EXTERNAL SECURITY, AND SHALL BY LAW ACCEPT RELATED LIABILITY FOR LOSS ARISING FROM CONTRAVENING OR IMPROPER EXTERNAL SECURITY.

                    ARTICLE 192 THE COMPANY SHALL PROVIDE EXTERNAL SECURITY (INCLUDING ASSETS PLEDGE) BASED ON THE PRINCIPLES OF FAIRNESS, WILLINGNESS, FIDUCIARY AND MUTUAL BENEFITS, AND SHALL OBSERVE THE FOLLOWING REGULATIONS:

                    (1) THE COMPANY SHALL NOT, WITH ITS OWN ASSETS, PROVIDE SECURITY TO ITS SHAREHOLDERS, PRINCIPAL SUBSIDIARIES AND SUBSIDIARIES OF SHAREHOLDERS, AND OTHER CONNECTED PARTIES, ANY NON-LEGAL ENTITIES OR INDIVIDUALS IN WHICH THE COMPANY HOLDS LESS THAN 50% SHARES;

                    (2) TOTAL AMOUNT OF THE COMPANYS EXTERNAL SECURITY SHALL NOT EXCEED 50% OF NET ASSETS AS SHOWN IN ITS LATEST CONSOLIDATED FINANCIAL STATEMENT;

                    (3)  PROCEDURES FOR APPROVAL OF EXTERNAL SECURITY:

                        (i) AS REQUIRED BY THE PRC LAWS AND REGULATIONS AND THE LISTING RULES OF STOCK EXCHANGE IN THE PLACE WHERE THE COMPANYS SHARES LISTED, THE COMPANY EXTERNAL SECURITY SHALL BE SUBJECT TO WRITTEN CONSENT BY TWO THIRDS OF ALL MEMBERS OF THE BOARD OF DIRECTORS OR APPROVAL FROM SHAREHOLDERS GENERAL MEETINGS. SCOPE OF AUTHORITY OF THE BOARD OF DIRECTORS IS PROVIDED IN THE COMPANY S RULES OF PROCEDURES FOR BOARD OF DIRECTORS;

                        (ii) PRIOR TO DECISION ON PROVISION OF SECURITY TO EXTERNAL PARITIES, THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE WELL INFORMED OF PARTICULARS OF THE DEBTORS, AND COMPLETELY ANALYSE AND FULLY DISCLOSE IN RELEVANT ANNOUNCEMENTS THE BENEFITS AND RISKS FROM SUCH SECURITY;

                        (iii) WHEN A RESOLUTION IN RELATION TO EXTERNAL SECURITY
                              IS TO BE PASSED AT THE SHAREHOLDERS GENERAL
                              MEETING OR BY THE BOARD OF DIRECTORS, ANY
                              SHAREHOLDERS OR DIRECTORS THAT HAVE A CONFLICT OF INTERESTS WITH SUCH SECURITY SHALL ABSTAIN FROM VOTING.

                    (4) THE COMPANY SHALL NOT DIRECTLY OR INDIRECTLY PROVIDE LOAN SECURITY FOR SECURED SUBJECTS WITH A GEARING RATIO EXCEEDING 70%;

                    (5) WHERE THE COMPANY PROVIDES SECURITY TO ANY EXTERNAL PARTIES, ANTI-SECURITY SHALL BE SOUGHT FROM THE SECURED PARTY WHO IN TURN SHALL BE ABLE TO UNDERTAKE THE ANTI-SECURITY;

                    (6) THE COMPANY SHALL DULY PERFORM ITS DUTY TO STRICTLY DISCLOSE INFORMATION ON EXTERNAL SECURITY ACCORDING TO THE RELEVANT PROVISIONS OF LISTING RULES AND ARTICLES OF ASSOCIATION, AND SHALL TRUTHFULLY PROVIDE ALL INFORMATION RELATING TO EXTERNAL SECURITY OF THE COMPANY TO THE CERTIFIED PUBLIC ACCOUNTANTS;

                    (7) THE COMPANYS INDEPENDENT DIRECTORS SHALL IN THE ANNUAL REPORT PRESENT SPECIFIC EXPLANATION AND INDEPENDENT OPINIONS ON THE COMPANYS ACCUMULATED AND CURRENT EXTERNAL SECURITY AND IMPLEMENTATION OF REGULATIONS AS REFERRED ABOVE;

               q. Wordings in sections subsequent to Chapter 18 D Insurance (inclusive of Chapter 18) of the original Articles of Association are kept the same except that item numbers of articles are deferred.

                                                     By order of the Board
                                                            SU LIANG
                                                       Company Secretary

Guangzhou, the PRC. April 23, 2004

As at the date of this Notice, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Note:

I.   Shareholders eligible for attending the general meeting:

     1.   Holders of H shares of the Company who are registered with Hong Kong

          Registrars Limited, the registrar of H shares of the Company, at or before the close of business on Monday, 17 May 2004 are entitled to attend the Annual General Meeting (AGM) after duly completion of the required registration procedures in accordance with Section 4 of Registration Procedures for Attending General Meeting . Holders of A shares of the Company shall receive a notice separately.

II.  Registration procedures for attending a general meeting:

     1. Registered shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company, on or before 27 May 2004, either in person, by post or by fax, the reply slip for attending the AGM.

     2. Registered shareholders of H shares of the Company who intend to attend the Annual General Meeting and who are entitled to the final dividend must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H shares of the Company, before 4:00 p.m. on 17 May 2004.

     3. The register of H shares of the Company will be closed from 18 May 2004 to 16 May 2004 (both days inclusive), during which period no transfer of H shares will be registered.

     4. When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of his own identity, together with a notarized copy of the resolution or power of attorney issued by the Board of Directors or other governing body to appoint such legal representative to attend the meeting.

III. Proxies:

     1. A registered shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder of the Company.

     2. A proxy must be appointed by a shareholder or his attorney by way of a form of proxy. If the proxy is appointed by the shareholder s attorney, the power of attorney or other authorization document authorizing such attorney to appoint the proxy must be notarized.

     3. To be valid, the duly completed proxy form(s), together with the notarized power of attorney or other authorization document (if any), must be lodged with Hong Kong Registrars Limited 24 hours before the time designated for the holding of the AGM.

IV.  Miscellaneous:

     1. The AGM is expected to last not more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

     2.   The address of Hong Kong Registrars Limited is:

          Room 1901-5, 19th Floor
          Hopewell Centre
          183 Queens Road East
          Hong Kong

     3.   The registered address of the Company is:

          Baiyun International Airport
          Guangzhou 510405
          PRC
          Telephone No.: (+86) 20-8612 4737
          Facsimile No.: (+86) 20-8665 9040
          Website: www.cs-air.com
          Contact persons: Su Liang and Lei Bin

V.   Brief biography of nominated supervisors:

     MR. SUN XIAO YI is a member of Party Committee and head of Discipline Supervision Team of China Southern Air Holding Company. He became an employee of the Company in March 1995 since the establishment of the Company. Born in 1954, Mr. Sun is a senior expert of Political Science and Economics with an associate degree. Mr. Sun has successively served as Vice Party Secretary of the Hubei branch of the Company, Party Secretary of the Flight Operations Department of the Company, and Vice Party Secretary of China Southern Air Holding Company.

     MR. YANG GUANG HUA is the Vice Party Secretary and Discipline Supervision Secretary of the Company. He became an employee of the Company in March 1995 since the establishment of the Company. Born in 1953, Mr. Yang is an engineer with university qualification. Mr. Yang has successively served as deputy general manager of the Hunan branch of the Company, general manager of Southern Airlines (Group) Zhuhai Helicopters Company Limited, general manager of the Hunan branch of the Company, and deputy general manager of the Company.

     MS. YANG YI HUA is the general manager of the Audit Department of the Company. She became an employee of the Company in March 1995 since the establishment of the Company. Born in 1960, Ms. Yang is an accountant. She has successively served as deputy manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, manager of the Financial Office of the Companys Financial Division, and deputy general manager of the Companys Audit Department.

     None of the three candidates above has any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which is notifiable to the Company and the Hong Kong Stock Exchange pursuant to the Securities and Futures Ordinance (including interests or short positions which are taken or deemed to have under such provisions of the Securities and Futures Ordinance) or required to be recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance or which is notifiable to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules. Further, save as disclosed, none of the three candidates above is connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.

  (a joint stock limited company incorporated in the Peoples Republic of China with limited liability)
                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------

                                                                    ATTACHMENT A

REPLY SLIP

TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED

I/we intend to attend (in person/by proxy)(1) the AGM of the Company to be held on 16 June, 2004.

Name(2)
--------------------------------------------------------------------------------

Number of ordinary shares
registered in my name(3)
--------------------------------------------------------------------------------

Identity card/passport number(1,4)
--------------------------------------------------------------------------------

Share account number
--------------------------------------------------------------------------------

Mailing address
--------------------------------------------------------------------------------

Telephone number

Signature(5):                                                         Date: 2004

Notes:

1.   Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3.   Please attach a photocopy of proof of ownership of your shares.

4.   Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

  (a joint stock limited company incorporated in the Peoples Republic of China with limited liability)
                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------

                                                                    ATTACHMENT B

                                            The number of H Shares to which this
                                            proxy form relates(1)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We(2),, holder of share account number, residing at, being the registered holder of(3) ordinary shares of the Company, HEREBY APPOINT(4) , residing at

,
as my/our proxy/proxies to attend on my/our behalf the AGM of the Company to be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 16 June, 2004 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).

I.   ORDINARY RESOLUTIONS               FOR                         AGAINST
--------------------------------------------------------------------------------
1.   To approve the Report of the Directors of the Company
     for the year 2003;
--------------------------------------------------------------------------------
2.   To approve the Report of the Supervisory Committee of
     the Company for the year 2003;
--------------------------------------------------------------------------------
3.   To approve the audited consolidated financial
     statements of the Company for the year 2003;
--------------------------------------------------------------------------------
4.   To approve the profit distribution budget of the
     Company for the year 2003;
--------------------------------------------------------------------------------
5.   To approve the appointment of KPMG as the international
     auditors for the year 2004 and KPMG Huazhen as the PRC
     auditors of the Company for the year 2004 and authorize
     the Board to determine their remuneration;
--------------------------------------------------------------------------------
6.   To elect members of the fourth Board of Directors, with
     Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa,
     Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong
     Jin, Xu Jie Bo and Wu Rong Nan as executive Directors
     and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui
     Guang Jun as independent non-executive Directors, and
     authorize the Board of Directors to determine their
     remuneration (the details of the relevant candidates
     are disclosed in the 2003 Annual Report of the
     Company);
--------------------------------------------------------------------------------
7.   To elect members of the fourth Supervisory Committee
     with Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as
     Supervisors and authorize the Supervisory Committee to
     determine their remuneration, and consider and approve
     the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi
     Hong as members of the Supervisory Committee (the
     details of the relevant candidates are disclosed in the
     Notice of 2003 Annual General Meeting of the Company);
--------------------------------------------------------------------------------
8.   To approve the resolution on the proposed amendments to
     the Rules of Procedures for Shareholders General
     Meetings of the Company as set out in section I, no.8
     (a) to (c) of the Notice of 2003 Annual General Meeting
     of the Company;
--------------------------------------------------------------------------------
9.   To approve the resolution on the proposed amendments to
     the Rules of Procedures for Board of Directors of the
     Company as set out in section I, no.9 (a) to (k) of the
     Notice of 2003 Annual General Meeting of the Company;
--------------------------------------------------------------------------------
II.                            SPECIAL RESOLUTIONS
--------------------------------------------------------------------------------
1. To approve the resolution on the proposed amendments to the Articles of Association of the Company as set out in section II, no.1 (a) to (q) of the Notice of 2003
     Annual General Meeting of the Company.

Signature(5):                                                         Date: 2004

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a [X] in the box marked FOR or if you wish to vote against any of the resolutions, please insert a [X] in the box marked AGAINST if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Room 1901-5, 19th Floor, Hopewell Centre, 183 Queens Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to
    Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By          /s/ Su Liang
                                            ------------------------------------
                                             Name:  Su Liang
                                             Title: Company Secretary

Date: April 30, 2004